      As filed with the Securities and Exchange Commission on May 24, 1994
                                                   Registration No. 33-53119
================================================================================



                                AMENDMENT NO. 1
                                       TO
                                    FORM S-4

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                        MISSISSIPPI CHEMICAL CORPORATION
             (Exact name of registrant as specified in its charter)

            MISSISSIPPI                                  64-0292638
    (State or other jurisdiction                      (I.R.S. Employer
  of incorporation or organization)                  Identification No.)

                                      2898

            (Primary Standard Industrial Classification Code Number)

         P.O. Box 388, Yazoo City, Mississippi  39194   (601) 746-4131
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                           __________________________

                                ROBERT E. JONES
                       Vice President and General Counsel
                        Mississippi Chemical Corporation
                                  P.O. Box 388
                         Yazoo City, Mississippi  39194
                                 (601) 746-4131
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                          Copies of Communications to:

                            FREDERICK W. AXLEY, P.C.
                            McDermott, Will & Emery
                             227 West Monroe Street
                            Chicago, Illinois  60606
                                 (312) 372-2000


                        CALCULATION OF REGISTRATION FEE
================================================================================

                                           Proposed      Proposed
  Title of Each                            Maximum       Maximum
     Class of                   Amount     Offering     Aggregate    Amount of
    Securities                  to be     Price Per      Offering   Registration
 Being Registered             Registered   Unit (1)     Price (1)       Fee

- --------------------------------------------------------------------------------

Common Stock of MCC           20,000,000     $15       $300,000,000   $103,448
Sub, Inc. $.01 par value....    Shares
- --------------------------------------------------------------------------------

(1)   Estimated solely for the purpose of calculating the registration fee.


================================================================================

PRELIMINARY


                        MISSISSIPPI CHEMICAL CORPORATION



To our fellow Shareholders:

     The enclosed Proxy Statement/Prospectus describes a proposal for a basic change in your investment in Mississippi Chemical Corporation. The proposal requires shareholder approval in order to be effective.

     We urge that you give prompt and careful attention to the Proxy Statement/Prospectus in order that you may make your own determination as to how you will vote your shares.

     Your Board of Directors strongly supports the proposal. We believe it benefits Mississippi Chemical shareholders as a group. We expect to vote all of our own shares in favor of the proposal.

     The Board unanimously recommends that you join us in voting for the proposal.


May 27, 1994                               The Board of Directors of
                                           Mississippi Chemical
                                           Corporation


                                           /s/ Coley L. Bailey
                                           -----------------------------
                                           Coley L. Bailey
                                           Chairman of the Board

                        MISSISSIPPI CHEMICAL CORPORATION
                                ---------------
                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                             TUESDAY, JUNE 28, 1994

To the Shareholders:


     You are hereby notified of, and cordially invited to attend, a special meeting of the shareholders of Mississippi Chemical Corporation (the "Cooperative"), which will be held at the Owen Cooper Administration Building, Highway 49 East, Yazoo City, Mississippi on June 28, 1994, at 9:00 A.M., local time, for the purpose of considering and voting upon a proposal, unanimously recommended and adopted by the Board of Directors, to adopt a Plan of Reorganization (the "Plan") merging the Cooperative into a newly created wholly owned subsidiary without cooperative traits. Only shareholders of record on May 6, 1994, the record date for the meeting, will be entitled to vote at the meeting.


     By the terms of the Plan:

          (i) the Cooperative will merge itself into a newly created, wholly owned subsidiary which is a Mississippi for-profit business corporation (the "New Company");

          (ii)  in the merger:

          (a) the outstanding shares of Nitrogen Series I, Nitrogen Series II and Nitrogen Series III common stock of the Cooperative will be converted into common stock of the New Company;

          (b) the outstanding shares of Mixed Series IV and Mixed Series V common stock of the Cooperative will be converted into the right to receive $15 per share; and

          (c) the outstanding shares of Potash Series VI common stock of the Cooperative will be converted into the right to receive $50 per share;

          (iii) each holder of Capital Equity Credits and Allocated Surplus Accounts including, but not limited to, this year's Capital Equity Credits and Allocated

     Surplus Accounts, if any, will be offered the right to exchange those interests for common stock of the New Company;

          (iv) holders of fractional shares of common stock of the New Company will receive cash in exchange for fractional shares based upon a per share value of $15; and

          (v) the New Company will offer its shareholders who, after implementation of the Plan, would own fewer than 100 shares the right to exchange all of their shares New Company Common Stock for cash at the rate of $15 per share.

     Under Mississippi law, the Cooperative's shareholders have dissenters' rights with respect to their shares of Cooperative common stock if the Plan is adopted without their consent and if they comply with the requirements of
Article 13 of the Mississippi Business Corporation Act, a copy of which is included in the accompanying materials.

     THE BOARD OF DIRECTORS HAS APPROVED AND ADOPTED THE PLAN AND UNANIMOUSLY RECOMMENDS THAT IT BE ADOPTED BY THE SHAREHOLDERS.

Dated:  May 27, 1994                     /s/ Rosalyn B. Glascoe
                                         -------------------------
                                         Rosalyn B. Glascoe,
                                         Corporate Secretary


WHETHER OR NOT YOU PLAN TO ATTEND PERSONALLY, PLEASE COMPLETE, DATE AND SIGN YOUR PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE.

                            -YOUR VOTE IS IMPORTANT-

SUBJECT TO COMPLETION                                          DATE OF MAILING
                                                               MAY 27, 1994

                        MISSISSIPPI CHEMICAL CORPORATION


                           PROXY STATEMENT/PROSPECTUS

                                   ----------


     This Proxy Statement/Prospectus is furnished in connection with the solicitation of proxies by the Board of Directors of Mississippi Chemical Corporation (the "Cooperative") for use at the Special Meeting of Shareholders
to be held on June 28, 1994   ,     and at all adjournments thereof (the
"Meeting").

     This Proxy Statement/Prospectus is also being furnished in connection with the offer to exchange Capital Equity Credits and Allocated Surplus Accounts for common stock of the New Company and the offer to repurchase shares from holders of fewer than 100 shares of New Company Common Stock as described herein.

     The purpose of the Meeting is to consider and act upon a proposal, unanimously recommended and adopted by the Board of Directors of the Cooperative, to adopt a Plan of Reorganization (the "Plan"), a copy of which is attached as Appendix A hereto. Under the terms of the Plan, the Cooperative will merge into a newly created, wholly owned subsidiary (the "New Company"), will cease to be operated as a cooperative, and will become a non-cooperative business corporation with a single class of common stock.

     By the terms of the Plan, the Cooperative will merge into the New Company, the shares of the Cooperative's common stock will be converted into New Company common stock and/or cash, holders of Capital Equity Credits and Allocated Surplus Accounts of the Cooperative will be offered the right to exchange these interests for shares of the New Company, and, pursuant to the Plan, shareholders who, after implementation of the merger and the exchange offer, would own less than 100 shares of the New Company, will be offered the right to exchange those shares for cash.

     The Board of Directors of the Cooperative unanimously recommends that the Cooperative shareholders vote FOR adoption of the Plan.

     No person is authorized to give any information or to make any representation not contained in this Proxy Statement/Prospectus, or incorporated in it by reference, and, if given or made, such information or representation should not be relied upon as having been authorized. This Proxy Statement/Prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this Proxy Statement/Prospectus, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make such offer, or solicitation of an offer, or proxy solicitation in such jurisdiction. Neither the delivery of this Proxy Statement/Prospectus nor any distribution of the securities offered pursuant to this Proxy Statement/Prospectus shall, under any circumstances, create an implication that there has been no change in the affairs of the Cooperative or the New Company since the date of this Proxy Statement/Prospectus.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Proxy Statement/Prospectus is May 27, 1994.

                     TABLE OF CONTENTS

                                                          Page
                                                          ----

SUMMARY..................................................   5

INFORMATION CONCERNING THE MEETING.......................  12
   Date, Place, Time.....................................  12
   Record Date                                             12
   Vote Required.........................................  12
   Proxies                                                 12
   Other Matters to be Considered........................  13
   Solicitation of Proxies...............................  13

THE PLAN OF REORGANIZATION...............................  13
   Principal Provisions of the Plan......................  13
   Reasons for the Plan..................................  15
   The Merger of the Cooperative into the New Company....  17
   The Exchange Offer:  Capital Equity Credits and
         Allocated Surplus Accounts......................  18
   The Offer to Cash Out Shareholders of the New Company
         Who Own Fewer Than 100 Shares...................  21
   Delivery of New Company Certificates..................  21
   Consequences of the Plan to Cooperative Shareholders..  22
   Tax Consequences of the Plan..........................  24
   Amendment or Abandonment of the Plan..................  27
   Market for the Cooperative Common Stock and Related
         Shareholder Matters.............................  28

DISSENTERS' RIGHTS.......................................  28

CAPITALIZATION...........................................  31

PRO FORMA FINANCIAL STATEMENTS...........................  33

THE NEW COMPANY..........................................  41
   Introduction..........................................  41
   Policies and Objectives...............................  41
   Summary of New Company Articles of Incorporation and
         Bylaws..........................................  41
   Shareholder Protective Devices........................  42
   Management............................................  43
   The New Company Following the Effective Date..........  45

THE COOPERATIVE..........................................  47
   Business..............................................  47
   Organization..........................................  48
   Fertilizer Operations.................................  49
   Marketing.............................................  51
   Competition...........................................  52
   Raw Materials.........................................  53
   Employment............................................  54
   Patents and Licenses..................................  54
   Research and Development..............................  55
   Seasonal Factors......................................  55
   Compliance With Environmental Regulations.............  55
   Properties............................................  56
   Legal Proceedings.....................................  59
   Current Directors and Executive Officers of the
         Cooperative.....................................  62
   Compensation of Directors.............................  66
   Compensation of Executive Officers....................  66
   Board Compensation Committee..........................  68
   Pension Plan..........................................  68

   Supplemental Benefit Plan.............................  69
   Security Ownership of Certain Beneficial Owners and
         Management......................................  70

NEWSPRINT SOUTH, INC. ...................................  71
   Description of Newsprint South, Inc. .................  71
   The Disposition of NSI................................  73
   Continuing Relationships Between the Cooperative
         and NSI.........................................  74



OTHER MATTERS............................................  75
   Certain Relationships and Related Transactions........  75
   Relationship with Independent Accountants.............  76
   Legal Matters.........................................  76
   Experts...............................................  76


APPENDIX A:  Plan of Reorganization
APPENDIX B:  Articles of Incorporation of the New Company
APPENDIX C:  Bylaws of the New Company
APPENDIX D:  Dissenters' rights:  Article 13 of the Mississippi Business
             Corporation Act
APPENDIX E:  Opinion of D.L. Johnson & Co.


                             AVAILABLE INFORMATION

     The Cooperative has filed a Registration Statement under the Securities Act of 1933, as amended (the "Securities Act"), with the Securities and Exchange Commission (the "Commission") covering the shares of New Company Common Stock to be issued in connection with the Plan. As permitted by the rules and regulations of the Commission, this Proxy Statement/Prospectus omits certain information, exhibits and undertakings contained in the Registration Statement. For further information pertaining to the securities offered hereby, reference is made to the Registration Statement, including the exhibits filed as a part thereof.

  The Cooperative is, and, following the Effective Date the New Company will be, subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance therewith, the Cooperative files reports and other information with the Commission. Reports and other information filed by the Cooperative can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the
Commission: 7 World Trade Center, 13th Floor, New York, New York 10048, and Suite 1400, 500 West Madison, Northwestern Atrium, Chicago, Illinois 60606. Copies of such material can also be obtained from the Public Reference Section of the Commission, Room 1024, at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

                                    SUMMARY

  The following is a summary of certain information regarding the Plan, provided for the convenience of the Cooperative's shareholders. This summary is not intended to be complete and is qualified in its entirety by the more detailed information appearing elsewhere in this Proxy Statement/Prospectus and in the appendices hereto. Shareholders are urged to review carefully the entire Proxy Statement/Prospectus and appendices.


THE COOPERATIVE

    The Cooperative was organized in 1948 under the general corporate laws of the state of Mississippi and is operated as a cooperative in accordance with the applicable provisions of the Internal Revenue Code. The principal business of the Cooperative is to provide fertilizer products to its shareholders pursuant to preferred patronage rights by which the shareholders have the right to purchase fertilizer products from the Cooperative in proportion to the type and amount of stock which they own. The shareholder receives a patronage refund on its purchases to the extent of any excess of the purchase price of the fertilizer products over the cost of such products. The address of the Cooperative's principal executive office is Owen Cooper Administration Building, Highway 49 East, Yazoo City, Mississippi 39194, and its telephone number is
(601) 746-4131.


PURPOSE OF THE MEETING

    The purpose of the Meeting is to consider and act upon a proposal to adopt a Plan of Reorganization pursuant to which the Cooperative will merge with and into a newly created wholly owned subsidiary, the New Company, which is a non-cooperative Mississippi business corporation with one class of common stock.

THE PLAN

    Effective Date of the Plan.

    If the Plan is approved by the required number of shareholders, it will become effective on July 1, 1994.

    The Merger.

    The Cooperative will merge into the New Company (the "Merger"). In connection with the Merger, the common stock of the Cooperative (the "Cooperative Common Stock") will be converted into common stock of the New Company (the "New Company Common Stock") and/or the right to receive cash in the following manner:

           (i) the outstanding shares of Nitrogen Series I, Nitrogen Series II and Nitrogen Series III common stock of the Cooperative (collectively, the "Nitrogen Shares") will be converted into shares of New Company Common Stock on the following bases:

               (1) Each share of Nitrogen Series I Stock will be converted into 24 shares of New Company Common Stock;

               (2) Each share of Nitrogen Series II Stock will be converted into 8 shares of New Company Common Stock; and

               (3) Each share of Nitrogen Series III Stock will be converted into 1.6 shares of New Company stock;

           (ii) The outstanding shares of Mixed Series IV Common Stock and Mixed Series V Common Stock of the Cooperative (collectively, the "Mixed Shares") will be converted into the right to receive $15 for each share;

           (iii) The outstanding shares of Potash Series VI Common Stock of the Cooperative (the "Potash Shares") will be converted into the right to receive $50 for each share; and

           (iv) The New Company will not issue fractional shares. Pursuant to the Plan, holders of fractional shares of New Company Common Stock will receive cash based on a per share value of $15.

    The Offer to Exchange Capital Equity Credits and Allocated Surplus Accounts for Shares of New Company Common Stock.

    In connection with the Plan, the holders of capital equity credits of the Cooperative (the "Capital Equity Credits") and allocated surplus accounts of the Cooperative (the "Allocated Surplus Accounts") will be offered the right to exchange their Capital Equity Credits and Allocated Surplus Account rights for New Company Common Stock having a value related to the present value of their Capital Equity Credits and Allocated Surplus Accounts (the "Exchange Offer"). Each $15 in present value (using an 8% discount factor) of Capital Equity Credits and Allocated Surplus Accounts may be exchanged for one share of New Company Common Stock. The Board, after considering a number of factors described in more detail herein, believes that it is not unreasonable to conclude that one share of New Company Common Stock will initially trade within a range of $12 to $18 after the Merger; $15 is the midpoint of this range.
IN THE EVENT THAT HOLDERS OF CAPITAL EQUITY CREDITS AND ALLOCATED SURPLUS ACCOUNTS DO NOT ELECT TO ACCEPT THE EXCHANGE OFFER, THEY MAY NEVER REALIZE VALUE ON THESE INTERESTS. For a complete description of the exchange and how values were determined, see "The Plan of Reorganization--The Exchange Offer:
Capital Equity Credits and Allocated Surplus Accounts".

    The Offer to Exchange Certain New Company Shares for Cash.

    In connection with the Plan, the New Company will offer its shareholders, who would, after implementation of the Plan (including the exchange of Capital Equity Credits and Allocated Surplus Accounts), own fewer than 100 shares of New Company Common Stock, the right to exchange all of their shares of New Company Common Stock for cash at the rate of $15 per share.

    Reasons for the Plan.

    The Board of Directors of the Cooperative believes that, to realize the full potential of its operations, it must have access to additional capital sources. The Plan should provide the New Company with wider access to capital markets and increased options in connection with potential acquisitions, partnerships and alliances. The Board of Directors of the Cooperative also believes that the Plan may provide the best method for the shareholders of the Cooperative to realize maximum value from their ownership of interests in the Cooperative. The Board believes that the Cooperative's Nitrogen Stock is substantially undervalued compared to the shares of similar publicly traded companies which are not cooperatives due to a lack of liquidity caused primarily by certain restrictions placed on the sale or transfer of the Cooperative Common Stock. The Board also believes that the reorganization will provide greater flexibility in the marketing of the New Company's products and should improve the New Company's ability to be a more responsive and preferred supplier of fertilizer products.

THE NEW COMPANY

    Operation and Management of the New Company.

    The New Company will operate as a non-cooperative business corporation. See "New Company -- Operations" and "New Company --Articles of Incorporation". The New Company has been incorporated in Mississippi and will be operated under Subchapter C of the Internal Revenue Code. It has one class of common stock and has authorized but unissued preferred stock. All of the New Company Common Stock is currently held by the Cooperative. The New Company will be managed by its Board of Directors consisting of 12 members, nine of whom are current directors of the Cooperative and three of whom are newly-appointed independent directors. A vote to approve the plan will have the effect of confirming the election of the New Company's directors for the terms indicated above and the meeting will constitute the first annual meeting of shareholders of the New Company. It is intended that the officers, employees, business, properties and production operations of the New Company will be substantially similar to those of the Cooperative, except as otherwise indicated herein.

    Dividend Policy of the New Company.

    The Board of Directors currently expects that the New Company will pay dividends to its shareholders. The amount and the timing of these payments will be based on a number of factors, including the capital requirements of the New Company's business, the financial condition of the New Company, and the dividend policies of similar publicly-traded companies. There can be no assurance that the New Company will pay any dividends, at any time. In the future, it is possible that agreements with lenders may limit or restrict the New Company's ability to pay dividends or may restrict the amount of dividends that may be paid.

MARKET INFORMATION

    The Cooperative Common Stock is not currently listed on any national or local exchange and is subject to restrictions on its transferability. After the Effective Date, the New Company intends to apply for quotation of the New Company Common Stock on the NASDAQ System. There can be no assurance that the New

Company Common Stock will be quoted on any exchange or that any market will develop.

SIGNIFICANT FACTORS TO BE CONSIDERED BY SHAREHOLDERS

    Tax Consequences.

    It is intended that the Merger and the Exchange Offer will constitute a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. As a consequence, shareholders exchanging Cooperative Common Stock in the Merger or Capital Equity Credits and Allocated Surplus Accounts in the Exchange Offer will be taxed for federal income tax purposes on any gain realized only to the extent of cash received. For a discussion of significant tax consequences of the Merger and the Exchange Offer, see "Tax Consequences."

    Operations

    The Cooperative is organized and operated on a cooperative basis. The New Company will be organized and operated as a regular business corporation, not as a cooperative. This will significantly change the nature of the continuing shareholders' ownership interests in the business enterprise. The New Company will not pay patronage refunds to its patrons, and shareholders of the New Company will not have the right to purchase fertilizer on a preferred basis. To the extent that the right to buy fertilizer on a preferred basis is significant to the operations of a shareholder, the shareholder should consider the impact of the loss of this right in determining whether to support the Plan. See, "The Merger -- Consequences of the Merger to Cooperative Shareholders."

BOARD OF DIRECTORS' RECOMMENDATION

    THE BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE PLAN IS ADVANTAGEOUS TO THE SHAREHOLDERS OF THE COOPERATIVE, HAS UNANIMOUSLY ADOPTED THE PLAN AND RECOMMENDS THAT SHAREHOLDERS VOTE FOR ITS ADOPTION.

SHAREHOLDER APPROVAL

    Record Date.

    Shareholders of record at the close of business on May 23, 1994
(the "Record Date") are entitled to vote at the Meeting.   See "Information
Concerning the Meeting -- Record Date."

    Required Vote for Adoption of the Plan.

    Adoption of the Plan requires the affirmative vote of the holders of a majority of each class of outstanding shares of the Cooperative Common Stock voting separately. See "Information Concerning the Meeting -- Vote Required". Each shareholder is entitled to one vote for each share of Cooperative Common Stock held on the Record Date.

    Dissenters' Rights.

    Under Mississippi law, shareholders have dissenters' rights with respect to shares of Cooperative Common Stock if the Plan is adopted without their consent and certain procedures are followed. FAILURE TO STRICTLY COMPLY WITH THE DISSENTERS' RIGHTS PROCEDURES WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS. SEE "DISSENTERS' RIGHTS".

OTHER MATTERS

    Disposition of NSI.

    On March 22, 1994, the Cooperative's Board of Directors authorized management to dispose of the Cooperative's interest in Newsprint South, Inc. ("NSI"), a wholly owned subsidiary of the Cooperative. This action was taken due to substantial losses incurred to date by NSI and the expectation of continuing losses. The Cooperative and the principal parties to the leveraged lease transaction pursuant to which the NSI facilities are financed are discussing a proposed transaction involving a transfer by the Cooperative of a majority of its interest in NSI to GECC and others. If for any reason the proposed transaction is not implemented, it is the intention of the Cooperative to dispose of a majority of its interest in NSI to others in a transaction which will be completed as soon as possible, but not later than June 30, 1995. The disposition of NSI will also allow the New Company to focus its attention on its core fertilizer business. For more information, see "Newsprint South, Inc."

                       SUMMARY OF CERTAIN FINANCIAL DATA

    The following table, which sets forth certain historical financial information, in summary form, with respect to the Cooperative, is qualified in its entirety by, and should be read in conjunction with, the financial statements and related notes appearing elsewhere herein. The historical financial information has not been restated to reflect the prospective disposition of NSI.

                        MISSISSIPPI CHEMICAL CORPORATION
                            SELECTED FINANCIAL DATA
                             (DOLLARS IN THOUSANDS)

                               NINE        NINE
                              MONTHS      MONTHS                        FISCAL YEAR ENDED
                               ENDED      ENDED       -----------------------------------------------------
INCOME STATEMENT DATA:        3/31/94    3/31/93        1993       1992        1991       1990       1989
- ---------------------------   -------    --------     -------    --------    --------   --------   --------
REVENUES                     $281,222    $260,986    $387,010    $334,598    $321,840   $252,547   $209,879

MARGINS (LOSS) BEFORE
 INCOME TAXES AND
 CUMULATIVE EFFECT OF
 CHANGE IN ACCOUNTING
 PRINCIPLE                   $ (6,710)   $ (2,787)   $  3,932    $ 12,099    $ 38,611   $  4,876   $ 46,917

CUMULATIVE BENEFIT TO
 JULY 1, 1993, OF CHANGE
 IN ACCOUNTING FOR
 DEFERRED INCOME TAXES       $10,255     $      0    $      0    $      0    $      0   $      0   $      0

NET MARGINS (LOSS)           $ 8,560     $ (1,048)   $  4,790    $ 13,003    $ 39,384   $  7,225   $ 42,304

PATRONAGE REFUNDS            $ 7,001     $ 17,367    $ 13,820    $ 22,895    $ 46,120   $ 20,537   $ 39,739

BALANCE SHEET DATA:
- ---------------------------

TOTAL ASSETS                 $329,950    $318,459    $320,612    $330,527    $325,110   $288,772   $577,054

PROPERTY HELD FOR SALE       $ 66,928    $ 66,928    $ 66,928    $ 66,928    $ 66,928   $ 66,928   $ 66,928

NET PROPERTY, PLANT AND
 EQUIPMENT                   $125,132    $130,635    $129,385    $116,801    $ 96,417   $ 78,448   $374,252

WORKING CAPITAL              $ 28,535    $ 30,407    $ 28,170    $ 40,027    $ 70,756   $ 77,972   $ 50,835

LONG-TERM DEBT               $ 70,679    $ 88,172    $ 73,526    $ 69,942    $ 78,621   $ 76,099   $350,596

SHAREHOLDER-MEMBERS' EQUITY  $121,548    $110,189    $119,574    $128,195    $138,762   $138,255   $150,912

 Note: Numbers are as reported to the SEC on Form 10-Q as of 3/31/94 and 3/31/93, and on Form 10-K as of the fiscal years ended 1993; 1992; 1991; 1990 and 1989.

                      INFORMATION CONCERNING THE MEETING

DATE, PLACE, TIME.

     The Meeting will be held on June 28, 1994, at 9:00 A.M. local time, at the Cooperative's offices, Owen Cooper Administration Building, Highway 49 East, Yazoo City, Mississippi.

RECORD DATE.

     The record date for determination of the Cooperative's shareholders entitled to notice of and to vote at the Meeting is the close of business on May 23, 1994. As of that date the following shares of Cooperative Common Stock were outstanding:

     Shares of Nitrogen Series I Common Stock                  10,168
     Shares of Nitrogen Series II Common Stock              1,393,856
     Shares of Nitrogen Series III Common Stock             2,581,166
     Shares of Mixed Series IV Common Stock                    94,537
     Shares of Mixed Series V Common Stock                      2,773
     Shares of Potash Series VI Common Stock                   37,156

Each holder of Cooperative Common Stock outstanding on the Record Date is entitled to one vote for each share so held upon each matter properly submitted to the Meeting.

VOTE REQUIRED.

     The presence, in person or by proxy, of the holders of at least a majority of the shares of each class of Cooperative Common Stock outstanding on the date of the Meeting and entitled to vote thereat will constitute a quorum for the transaction of business at the Meeting. The affirmative vote of a majority of the outstanding shares of each class of the Cooperative Common Stock voting separately is required to adopt the Plan.

     The Cooperative has three classes of common stock, being the Nitrogen Stock, Mixed Stock and Potash Stock. Series, I, II and III constitute the Nitrogen class of shares, Series IV and V constitute the Mixed class of shares and Series VI constitutes the Potash class of shares.

PROXIES.

     Shares of Cooperative Common Stock represented by properly executed proxies will, unless previously revoked, be voted at the Meeting in accordance with the instructions contained thereon. If no direction is indicated on the proxy, the shares will be voted in favor of the Plan.

     Any shareholder may revoke his or her proxy at any time before the proxy is voted by delivering a duly executed proxy bearing a later date or by giving written notice of revocation to Rosalyn B. Glascoe, Corporate Secretary, Owen Cooper Administration Building, Highway 49 East, P.O. Box 388, Yazoo City, Mississippi 39194-0388. A shareholder who attends the Meeting in person may also revoke his or her proxy by voting his or her shares at the Meeting.

OTHER MATTERS TO BE CONSIDERED.

     It is not anticipated that any other matters will be brought before the Meeting. If, however, other matters are presented, proxies will be voted in accordance with the best judgment of the holders of the proxies.

SOLICITATION OF PROXIES.

     The Cooperative will bear the entire cost of the solicitation of proxies for the Meeting. In addition to solicitation by mail, directors, officers and employees of the Cooperative may, without additional compensation, solicit proxies personally or by telephone.

     The Cooperative has engaged Georgeson & Company, Inc., a firm specializing in the solicitation of proxies, for assistance in the current solicitation at an estimated fee of $50,000, plus reimbursement of its out-of-pocket expenses.

                           THE PLAN OF REORGANIZATION

This section of this Proxy Statement/Prospectus describes certain of the more important aspects of the Plan. The following description does not purport to be complete and is qualified in its entirety by reference to the Plan. You are urged to read the Plan which is set forth in its entirety in Appendix A.

PRINCIPAL PROVISIONS OF THE PLAN.

     The fundamental purpose of the Plan is to allow the Cooperative to be operated as a regular business corporation, without cooperative traits and to reorganize its business structure in order to maximize its value and the potential of its operations.

     Effective Date.

     If approved, the Plan will become effective as of the opening of business on July 1, 1994 (the "Effective Date"). The date of filing the Articles of Merger will be on or as soon as practicable after the date of shareholder adoption of the Plan, and is currently expected to be the same day on which the Plan is adopted by the shareholders.

     The New Company.

     MCC Sub, Inc. which has been incorporated under the Mississippi Business Corporation Act is a wholly owned subsidiary of the Cooperative. It was organized to allow the Cooperative, pursuant to the Plan, to be merged into it. The Articles of Incorporation and the Bylaws of the New Company are attached as Appendix B and Appendix C, respectively, hereto. For more information about the New Company, see "The New Company".

     The Plan.

     The Plan, as adopted by the Board of Directors and unanimously recommended to the Cooperative's shareholders for their approval, is attached as Appendix A hereto. Pursuant to the Plan:

     (a) Merger: The Cooperative will be merged into the New Company on the Effective Date and thereafter will cease to exist. The New Company will be the surviving corporation. On the Effective Date, as part of the Merger, the name of the New Company will be changed to "Mississippi Chemical Corporation", and the New Company's outstanding shares, consisting of 100 shares currently held by the Cooperative, will be canceled. After the Effective Date, title to all of the Cooperative's assets will be vested in the New Company, and the New
Company will have all of the liabilities of the Cooperative. Only certain shareholders of the Cooperative will become shareholders of the New
Company.

     (b) Shares of Cooperative Common Stock: On the Effective Date, the shares of Cooperative Common Stock (see "-- Mechanics of the Exchange Offer" for a discussion of valuation methodology) pursuant to the Merger will be automatically converted into shares of New Company Common Stock and the right to receive cash in the following manner:

          (i) Holders of the Nitrogen Shares will receive New Company Common Stock on the following bases:

          (1) Each share of Nitrogen Series I stock will be converted into 24 shares of New Company Common Stock;

          (2) Each share of Nitrogen Series II stock will be converted into 8 shares of New Company Common Stock; and

          (3)  Each share of Nitrogen Series III stock will be converted into
          1.6 shares of New Company stock;

          (ii) Holders of Mixed Series IV stock and Mixed Series V stock will receive $15 cash, without interest, for each Mixed Share;

          (iii) Holders of Potash Series VI stock will receive $50 cash, without interest, for each Potash Share; and

          (iv) The New Company will not issue fractional shares. Pursuant to the Plan, holders otherwise entitled to receive fractional shares of New Company Common Stock will receive cash, without interest, based upon a per share value of $15.

     (c) Capital Equity Credits and Allocated Surplus Accounts: In connection with the Plan, the holders of capital equity credits of the Cooperative (the "Capital Equity Credits") and allocated surplus accounts of the Cooperative (the "Allocated Surplus Accounts") are being offered the right to exchange their Capital Equity Credits and Allocated Surplus Account rights for one share of New Company Common Stock for each $15 of present value of their Capital Equity Credits and Allocated Surplus Accounts determined as described under the "The Exchange Offer: Capital Equity Credits and Allocated Surplus Accounts".

     Holders of Capital Equity Credits and Allocated Surplus Accounts who do not elect to exchange those interests will receive interests in the New Company similar to those they now hold in the Cooperative. The sole right attributable to those interests will be the right to be paid the face amount of those interests in the unlikely event of a liquidation of the New Company. HOLDERS WHO DO NOT EXCHANGE THEIR CAPITAL EQUITY CREDITS AND ALLOCATED SURPLUS ACCOUNTS MAY NEVER REALIZE VALUE FOR THESE INTERESTS.

     A VOTE IN FAVOR OF THE PLAN ALSO CONSTITUTES AN ELECTION TO PARTICIPATE IN THE EXCHANGE OFFER.

     (d) Offer to Cash Out Small Shareholders: In connection with the Plan, the New Company will offer its shareholders who would, after implementation of the Plan (including the exchange of Capital Equity Credits and Allocated Surplus Accounts), own fewer than 100 shares of New Company Common Stock, the right to exchange all of their shares of New Company Common Stock for cash at the rate of $15 per share. A vote in favor of the Plan is not necessarily an election to participate in or reject this offer.

     See "Tax Consequences" for a summary of certain federal and state income tax effects of the Plan.

REASONS FOR THE PLAN

     The Board of Directors of the Cooperative believes that the Plan may provide the best method for realizing maximum value from the Cooperative's stock ownership. The Board believes that the Cooperative's stock is substantially undervalued compared to similar publicly traded companies due to a lack of liquidity caused primarily by certain restrictions placed on the sale or transfer of the Cooperative's stock. The Cooperative's Bylaws restrict the sale or transfer of stock to persons engaged in agricultural production. A prohibition against the payment of dividends also contributes to the current lack of liquidity.

     Historically, the Cooperative's stock has not been acquired for investment purposes, rather, shareholders have purchased the Cooperative's stock to secure the preferred right to purchase the Cooperative's fertilizer products and to receive a patronage refund with respect to such purchases. Due to these features, the dollar value of the Cooperative's stock in the hands of fertilizer users has been primarily a function of the prevailing supply/demand relationship for fertilizer and the Cooperative's net cost of producing and selling its products. Despite the nature of the Cooperative's stock, the Cooperative was able to sell stock to raise equity to finance its operations until the late 1970s. Worldwide production expansions in the late 1970s and early 1980s resulted in an oversupply of fertilizer products. With competitively priced fertilizer products readily available, persons requiring a supply of fertilizer were no longer willing to purchase the Cooperative's stock to obtain fertilizer supplies. As a result, the Cooperative, in order to sell its products, has been compelled to provide its patrons with product quantities in excess of their entitlement based on stock ownership. At the same time, former patrons who no longer require the Cooperative's product have found it difficult to dispose of their stock at reasonable prices. These factors have materially depressed the demand for and price of the Cooperative's stock. In recent years, the Cooperative has introduced programs which provide incentives to current users to increase their stock ownership; however, these programs have been only moderately successful in generating demand for the Cooperative's stock. In the opinion of the Cooperative's Board of Directors, the Cooperative's stock remains undervalued and it is unlikely that patrons will purchase sufficient stock to provide sufficient capital to adequately fund future operations. The Board believes that substantial shareholder value may be created through the conversion of the Cooperative to a publicly traded entity.

     With current patrons reluctant to purchase the Cooperative's stock and with former patrons limited in their ability to dispose of their stock, the ownership and customer bases of the Cooperative have diverged. This situation has created uncertainty as to which patrons will exercise their preferred right to purchase the Cooperative's products and has interfered with the orderly marketing of the Cooperative's products. The Board believes that the Plan will provide greater marketing flexibility and should improve the New Company's ability to be a responsive and preferred supplier of fertilizer products.

     The Plan should provide the New Company with economic and efficient access to capital markets. As a cooperative, few options for raising capital have been available. For many years, the Cooperative's sole source of equity capital has been retained earnings. In a capital-intensive business, this lack of access to financial markets could place the

Cooperative at a significant competitive disadvantage. Once the Plan is implemented, the New Company will be free of these capital structure constraints and will be in an enhanced position to fund future projects for modernizing plants and expanding operations. Finally, as an issuer of transferable securities, the New Company should have greater flexibility and increased options in connection with potential acquisitions, partnerships and alliances.

     While there can be no assurances that a market for the New Company Common Stock will develop, management presently intends to apply for quotation on the NASDAQ System as soon as practicable after the Effective Date.

     THE BOARD OF DIRECTORS DEEMS THE PLAN TO BE IN THE BEST INTERESTS OF THE COOPERATIVE AND ITS SHAREHOLDERS AND HAS UNANIMOUSLY DETERMINED THAT THE PLAN IS ADVANTAGEOUS TO THE SHAREHOLDERS OF THE COOPERATIVE, HAS UNANIMOUSLY ADOPTED THE PLAN, AND RECOMMENDS THAT SHAREHOLDERS VOTE TO ADOPT THE PLAN.

THE MERGER OF THE COOPERATIVE INTO THE NEW COMPANY

     The Merger will occur on the Effective Date. Upon the Effective Date, the Cooperative will cease to exist. Title to all of the assets of the Cooperative will be vested in the New Company and the New Company will have all the liabilities of the Cooperative. Only certain shareholders of the Cooperative will become shareholders of the New Company.

     Nitrogen Shares.

     Holders of Nitrogen Shares will, upon the effectiveness of the Merger, become shareholders of the New Company with each Nitrogen Share being converted into shares of New Company Common Stock on the following basis:

     (i) Each share of Nitrogen Series I Stock will be converted into 24 shares of New Company Common Stock.

     (ii) Each share of Nitrogen Series II Stock will be converted into 8 shares of New Company Common Stock.

     (iii) Each share of Nitrogen Series III Stock will be converted into 1.6 shares of New Company Common Stock.

     The specific exchange ratios for the Cooperative's Nitrogen Series I, Series II and Series III Common Stock were determined by the Directors of the Cooperative taking into account the preferred patronage rights of each series to purchase specific amounts of nitrogen fertilizer products. Currently, a holder of Nitrogen Common Stock is entitled to purchase one ton of nitrogen fertilizer product for each .533 shares of Nitrogen Series I Common Stock it holds, one ton for each 1.6 shares of Nitrogen Series II Common Stock and one ton for each 8 shares of Nitrogen Series III Common

Stock. Consequently, each share of Nitrogen Series I Common Stock now entitles its holder to patronage purchases of three times the amount of fertilizer of Nitrogen Series II Common Stock and 15 times the amount of Nitrogen Series III Common Stock. Historically, these differences in preferred patronage rights have been the primary determinate of value in transactions between shareholders involving these shares. The Board of Directors in considering exchange ratios for the Nitrogen Series I, Series II and Series III Common Stock gave significant weight to these transactions.

     Mixed Shares.

     The Mixed Shares will, pursuant to the Merger, be converted into the right to receive $15 per share, without interest. The $15 amount is equal to the par value of the Mixed Shares and represents the maximum amount the holders of Mixed Shares would be entitled to upon liquidation of the Cooperative.

     Potash Shares.

     The Board has determined that the Potash Shares will, pursuant to the Merger, be converted into the right to receive $50 per share, without interest. The $50 amount is based on the amount paid by the Cooperative for Potash Shares in recent transactions with shareholders.

     Fractional Shares.

     The New Company will not issue fractional shares. Pursuant to the Plan, shareholders who would otherwise be entitled to receive fractional shares of New Company Common Stock will be paid cash for their fractional shares at the rate of $15 per share, without interest.

THE EXCHANGE OFFER:  CAPITAL EQUITY CREDITS AND ALLOCATED SURPLUS ACCOUNTS

     In connection with the Plan, the New Company will offer to exchange New Company Common Stock for all and any Capital Equity Credits and Allocated Surplus Accounts.

     Description of Capital Equity Credits.

     During the period from 1975 through 1991, patronage refunds were paid partly in Capital Equity Credits. All Capital Equity Credits issued since fiscal 1981 remain outstanding.

     Capital Equity Credits are reflected in an appropriate capital account maintained in the name of the shareholder to whom credits are issued. Capital Equity Credits have no fixed maturity date, bear no interest or dividends, have no voting rights, have no preemptive rights to purchase any stock offered by the Cooperative and have no preferred patronage rights to purchase products from the Cooperative. Capital Equity Credits are subordinate to all debts of the Cooperative. Capital Equity Credits are not transferable by their holder. In the event of the liquidation of the Cooperative, Capital Equity Credits are redeemed after the payment of all outstanding indebtedness.

     The Board of Directors has the right, but no obligation, to retire or redeem Capital Equity Credits through the payment of cash at a future date.
Even though the Board of Directors of the Cooperative has expressed an intention to establish a 10-year revolving plan to redeem Capital Equity Credits, no Capital Equity Credits have been redeemed during the past two fiscal years.

     Description of Allocated Surplus Accounts.

     With respect to fiscal years ended June 30, 1992 and 1993, the Cooperative's Board of Directors set aside, as a reserve, 40% and 50%, respectively, of the net margins of the Cooperative from business done with shareholders. This reserve is reflected in Allocated Surplus Accounts which are maintained in the name of individual shareholders. This reserve was allocated to individual shareholders in proportion to the margins on business with the shareholder to total margins on business done with shareholders.

     The decision to establish Allocated Surplus Accounts rather than Capital Equity Credits was based upon the Cooperative's need to increase its permanent equity capital as the ability to raise permanent equity as a cooperative was limited. Without this need to increase permanent equity, the Board would have established Capital Equity Credits instead of Allocated Surplus Accounts. For purposes of the Exchange Offer, Allocated Surplus Accounts will be treated like Capital Equity Credits.

     In the event of a liquidation of the Cooperative, Allocated Surplus Accounts are paid after the redemption of all outstanding Capital Equity Credits.

     Mechanics of the Exchange Offer.

     The Board of Directors has determined that in connection with the Plan, the holders of the Capital Equity Credits and Allocated Surplus Accounts will receive the right to exchange the "present value" of those interests for shares of New Company Common Stock at the rate of one share of New Company Common Stock for each $15 present value of the Capital Equity Credits and Allocated Surplus Accounts.

     The following table sets forth the Cooperative's valuation of the various series of Capital Equity Credits and Allocated Surplus Accounts:

 Year       Assumed        Face Amount    Present Value  Present Value
- ------  Redemption Date   --------------  -------------     Factor
        ----------------                                 -------------
 1982        1994          $   654,002      $   654,002       1.000000

 1983        1995            1,610,424        1,491,133        .925926

 1984        1996            4,809,315        4,123,212        .857339

 1985        1997            3,333,306        2,646,086        .793832

 1988        1998           10,617,018        7,803,825        .735030

 1989        1999           14,783,253       10,061,234        .680583

 1990        2000            8,213,352        5,175,805        .630170

 1991        2001           18,331,134       10,696,041        .583490

 1992        2002           15,263,214        8,246,240        .540269

 1993        2003           13,819,804        6,913,343        .500249

 1994        2004            7,500,000(est)   3,473,951        .463193
                           -----------      -----------
             TOTAL         $98,934,822      $61,284,872

     The Board of Directors of the Cooperative has stated that it presently intends to set aside a reserve in Allocated Surplus Accounts for the fiscal year ending June 30, 1994. The $7,500,000 for 1994 represents 40% of the current estimate of margins from business done with the Cooperative's shareholders.

     The method of valuing the Capital Equity Credits and Allocated Surplus Accounts was determined by the Board in consultation with D. L. Johnson &
Co., an independent financial advisor. The present value of Capital Equity Credits and Allocated Surplus Accounts is determined by applying to the face amount a discount factor of 8% from an assumed redemption date to a current date. The 8% discount factor is based on an estimated borrowing rate for the Cooperative over the weighted average assumed redemption dates of these interests. The Allocated Surplus Accounts are treated in the same manner as the Capital Equity Credits. The $15 per share exchange value was determined in consultation with the independent financial advisor retained by the Board. In reaching the conclusion that it would not be unreasonable to assume that the New Company Common Stock after the Merger would initially trade within a range of $12 to $18 per share the Board considered a number of factors, including an analysis of selected comparable publicly traded companies, evaluations of the Cooperative's historical and projected financial performance and financial condition and current and expected trends in agriculture and in the fertilizer industry.

The $15 value was set as the midpoint of the $12 to $18 range. The financial advisor's opinion was not in conflict with the Board's opinion.

     IN MAKING A DECISION AS TO WHETHER TO EXCHANGE CAPITAL EQUITY CREDITS AND ALLOCATED SURPLUS ACCOUNTS FOR SHARES OF NEW COMPANY COMMON STOCK, THE HOLDERS OF THE CAPITAL EQUITY CREDITS AND ALLOCATED SURPLUS ACCOUNTS SHOULD UNDERSTAND THAT NO GUARANTEE HAS BEEN MADE AS TO ANY PRICE AT WHICH THE NEW COMPANY COMMON STOCK MAY TRADE AFTER THE MERGER. THE BOARD HAS DETERMINED TO MAKE THE EXCHANGE OFFER BECAUSE, OTHERWISE, THE HOLDERS OF THE CAPITAL EQUITY CREDITS AND ALLOCATED SURPLUS ACCOUNTS WOULD HAVE NO WAY TO REALIZE ANY CURRENT VALUE FOR THOSE RIGHTS, THEIR ONLY RIGHT BEING TO RECEIVE THE FACE AMOUNT OF THE INTERESTS UPON LIQUIDATION OF THE NEW COMPANY.

THE OFFER TO CASH OUT SHAREHOLDERS OF THE NEW COMPANY WHO OWN FEWER THAN 100 SHARES.

     In connection with the Plan, the New Company will offer its shareholders who own fewer than 100 shares of New Company Common Stock the right to exchange all, but not less than all, of their New Company shares at the rate of $15 per share.

     1994 Allocated Surplus Accounts.

     It is presently intended that, subsequent to any establishment of Allocated Surplus Accounts for fiscal 1994, New Company shareholders who own fewer than 100 shares will be offered an additional opportunity at that time to exchange their shares for cash.

DELIVERY OF NEW COMPANY CERTIFICATES

     As promptly as practicable after the Effective Date, the New Company will mail a letter to each holder of record of Cooperative Common Stock and to each holder of Capital Equity Credits and Allocated Surplus Accounts as of the Effective Date notifying them of the effectiveness of the Plan and including directions on how to receive delivery of New Company Common Stock certificates or cash (the "Letter of Transmittal").

     The holders of Cooperative Common Stock will be asked to return the Letter of Transmittal together with their certificates of Cooperative Common Stock. Upon receipt thereof, the New Company will mail to the shareholders (i) certificates representing all the shares of New Company Common Stock owned by holders of Nitrogen Shares, and by holders of Capital Equity Credits and Allocated Surplus Accounts which elect to participate in the Exchange Offer; or
(ii) cash in payment of the Mixed Shares, the Potash Shares, fractional shares of New Company Common Stock or (iii) cash in payment of New Company Common Stock to New Company shareholders who after the Plan own less than 100 shares of New Company Common Stock and who pursuant to the Plan elect to exchange those shares for cash.

     The Plan provides that after the Effective Date and until Cooperative Common Stock certificates are exchanged, no dividend payable with respect to New Company Common Stock will be paid to the holders of certificates representing shares of Cooperative Common Stock. Upon exchange of the share certificates, however, there will be paid the amount (without interest and less the amount of taxes, if any, which may have been imposed or paid thereon) of all dividends, if any, which have been declared and paid after the Effective Date of the Merger with respect to the shares of New Company Common Stock issuable under the Plan in respect of the shares of Cooperative Common Stock represented by the surrendered certificates.

     After the Effective Date, there will be no further transfer of certificates theretofore representing shares of Cooperative Common Stock and, if any certificates are presented for transfer, they will be cancelled and certificates for New Company Common Stock will be issued for those Cooperative Common
Stock Certificates.

CONSEQUENCES OF THE PLAN TO COOPERATIVE SHAREHOLDERS

     The primary purpose of the Cooperative is to provide fertilizer products to its shareholders pursuant to their preferred patronage rights and to pay such shareholders patronage refunds to the extent of any excess of the average purchase price over the cost of such products. Following the Merger, shareholders will no longer have preferred patronage rights and will no longer receive patronage refunds with respect to purchases of fertilizer products from the New Company. In addition there will be other important differences in the rights of shareholders and in the nature of their stock. In the aggregate these changes, which are described below, represent a fundamental change in the shareholders' investment.

     Elimination of Preferred Patronage Rights.

     The ownership of stock in the Cooperative gives the shareholder the preferred right to purchase the Cooperative's products in accordance with an allocation formula which takes into consideration the number of shares and the type of stock owned. Periodic shortages of fertilizer were a primary reason for originally forming the Cooperative. During periods of shortage, the preferred patronage rights were of material importance to shareholders. As a result of worldwide capacity expansions, fertilizer supplies have been more than adequate to meet demand since the late 1970s. As a result, preferred patronage rights have lost their historical significance and are not as material to the operations of shareholders as during earlier periods of shortage. Following the Merger, shareholders of the New Company will no longer have a preferred right to purchase the New Company's products. Notwithstanding this change, the New Company anticipates that its customer base will be substantially similar to the customer base of the Cooperative. The New Company also expects to be able to meet the product needs of Cooperative shareholders to the extent they are presently purchasing from the Cooperative.

     Elimination of Patronage Refunds.

     Shareholders of the Cooperative are entitled to receive a patronage refund from the Cooperative on products purchased from the Cooperative to the extent of any excess of the selling price of the product over the cost of manufacturing, distributing and selling the product. Separate patronage refunds are made for the various products provided by the Cooperative. Patronage refunds may be paid in cash, common stock, certificates of indebtedness, capital equity credits or any combination thereof. After the Merger, shareholders of the New Company will not be paid patronage refunds on their purchases. Cash patronage refunds for the last three fiscal years have been $13,820,000 for 1993, $22,895,000 for 1992 and $27,672,000 for 1991. Although it is expected that the New Company will pay dividends to its shareholders, cash distributions to shareholders may decrease after the Merger due to several factors including the New Company's inability to deduct distributions to shareholders for tax purposes and the increased capital requirements of the New Company to finance its operations. There can be no assurance that the New Company will pay dividends at particular times or in particular amounts

     Mississippi Potash and Mississippi Phosphates, two of the Cooperative's subsidiaries, are not presently operated on a cooperative basis. Since no dividends are payable on any class of Cooperative Common Stock, the earnings, if any of Mississippi Phosphates and Mississippi Potash are not available for distribution to the Cooperative shareholders. Following the Merger, the earnings, if any, of Mississippi Phosphates and Mississippi Potash could be distributed to the New Company and become available to its shareholders as dividends.

     Mixed and Potash Shares.

     The Cooperative discontinued the manufacture of mixed fertilizer products in 1988 and has not provided such products to its shareholders on a patronage basis since that time. Sales of potash products to shareholders pursuant to their preferred patronage rights have not been material for the last five fiscal years. As a result, the Board of Directors has determined that the Mixed and Potash Shares which have been essentially idle should be converted into the right to receive cash in accordance with the terms of the Merger.

     Rights on Liquidation.

     The Articles of Incorporation of the Cooperative provide that in the event of the liquidation of the Cooperative there shall first be paid the debts of the Cooperative and any assets remaining shall be distributed in the following order: payment of certificates of indebtedness issued as patronage refunds; redemption of Capital Equity Credits; payment of Allocated Surplus Accounts; payment of outstanding common stock of all classes at par; and any assets remaining will be distributed to the then holders of stock in proportion to their patronage refunds received during the preceding ten years. The Articles of Incorporation of the New Company provide that upon liquidation or dissolution, after providing for all liabilities and any liquidation rights of persons who do not elect to exchange Capital Equity Credits and Allocated Surplus Accounts for New Company Common Stock, the remaining assets will be distributed to the holders of New Company Common Stock based on stock ownership.

     No Transfer Restrictions.

     The Cooperative Common Stock lacks liquidity due to sale and transfer restrictions, limited marketability and a prohibition against the payment of dividends. After implementation of the Plan, these restrictions will be eliminated and the New Company stock will be freely transferable.

TAX CONSEQUENCES OF THE PLAN

     The following is a summary of material federal income tax considerations for shareholders involved in the implementation of the Plan. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), the rules and regulations promulgated thereunder, published rulings and court decisions as in effect on the date of this Proxy Statement/Prospectus. No assurance can be given that legislative or administrative changes or court decisions may not be forthcoming which would significantly modify the summary below. Any changes may or may not be retroactive with respect to transactions prior to the date of such changes.

     This summary deals only with material federal income tax considerations of potential significance to most shareholders. It does not deal with all aspects of federal income taxation that may be relevant to particular shareholders, especially to those taxpayers subject to special treatment under federal income tax laws. Nor does it deal with state or local tax considerations. In view of the complexities of the federal, state and local tax considerations involved in the implementation of the Plan, shareholders are urged to consult their tax advisors with respect to the tax consequences of their own tax situation. McDermott, Will & Emery is acting as special tax counsel to the Cooperative in connection with the Plan of Reorganization.

     The Merger.

     It is intended that the proposed Merger of the Cooperative into the New Company will constitute a reorganization within the meaning of Section 368(a) of the Code. The consequences of this characterization are as follows:

     (1) Neither the Cooperative nor the New Company will recognize gain or loss upon consummation of the Merger. The basis of the assets of the Cooperative in the hands of the New Company will be the same as the basis of those assets in the hands of the Cooperative immediately prior to the

Merger, and the holding period of the assets of the New Company will include the period during which the assets were held by the Cooperative.

     (2) A shareholder of the Cooperative exchanging Cooperative Common Stock for New Company Common Stock will not recognize gain or loss on the exchange if the shareholder receives no cash in the exchange. If the shareholder receives cash in the exchange, the shareholder will recognize gain, if any, realized on the exchange, but only to the extent of cash received. For this purpose the amount of gain realized by a shareholder on the exchange will equal the difference between (x) the fair market value of New Company Common Stock plus the amount of cash received in the exchange (other than cash received in lieu of a fractional share) and (y) the basis of the shareholder in Cooperative Common Stock surrendered in the exchange.

     (3) If, for a shareholder receiving cash, the exchange has the effect of the distribution of a dividend, then the amount of gain recognized will be treated as a dividend. If, for a shareholder receiving cash, the exchange does not have the effect of the distribution of a dividend, then the gain recognized will be treated as a gain from the sale or exchange of property. For most shareholders, gain treated as gain from the sale or exchange of property will be treated as capital gain.

     (4) The determination of whether the exchange has the effect of the distribution of a dividend is made on a shareholder basis employing rules similar to those set forth under Section 302(b) of the Code for determining whether a redemption of shares of stock has the effect of a dividend. These rules are applied comparing what the shareholder's stock holdings in the New Company would hypothetically have been in the absence of the distribution of cash with what the stock holdings are with the distribution of cash, and determining whether the difference is a meaningful reduction of the shareholder's interest sufficient to justify exchange treatment.

     In general, shareholders falling within the following categories should be accorded exchange treatment for cash received: (i) shareholders who will not own, directly or by attribution, any stock of the New Company after the Merger and Exchange Offer; (ii) shareholders whose actual ownership percentage of New Company Common Stock after the Merger and Exchange Offer is less than 80% of what their hypothetical stock ownership percentage would have been if additional stock had been distributed rather than cash; or (iii) shareholders whose actual ownership percentage of New Company Common Stock after the Merger and Exchange Offer is de minimis, whose hypothetical ownership of the New Company's Common Stock would have also been de minimis had they received additional stock rather than cash, and whose actual ownership percentage is in fact less than their hypothetical stock ownership percentage. A shareholder not falling within one of these categories may nevertheless be accorded exchange treatment depending upon its individual facts and circumstances.

     (5) For a shareholder who does not qualify for exchange treatment, the cash received will be treated as dividend income under Section 301(c) of the Code. A corporate shareholder and a cooperative shareholder which is treated as an exempt cooperative under Section 521 of the Code will generally be entitled to a 70 percent dividends-received deduction under Section 243(c) of the Code. No similar deduction is available to an individual shareholder, and the Internal Revenue Service has taken the position that Section 277 of the Code disallows the dividends-received deduction to nonexempt cooperative shareholders. The applicability of Section 277 of the Code to nonexempt cooperatives is currently in dispute.

     (6) Shareholders receiving cash in lieu of fractional shares of New Company Common Stock will be treated as if the fractional shares had been distributed as part of the exchange and then redeemed by the New Company since such payments do not represent separately bargained-for consideration, but are merely a mechanical rounding off of the fraction in the exchange. Such cash payments should be treated as having been received as a distribution in full payment in exchange for the fractional shares deemed redeemed. Gain or loss will be recognized measured by the difference between the redemption price and the adjusted basis of the fractional share deemed redeemed, and, for most shareholders the cash received for fractional shares will be treated as capital gain or loss. All shareholders are advised to consult their own tax advisors
for advice with respect to their particular circumstances    .

     (7) The basis of the New Company Common Stock to be received in the Merger (including fractional shares deemed received and redeemed) by a shareholder will be the same as the basis of the Cooperative Common Stock surrendered in the Merger, reduced by the amount of cash received (excluding cash received for fractional share interests) and increased by the amount of gain, if any, recognized on the receipt of cash (other than gain recognized with respect to fractional shares).

     (8) The holding period of the New Company Common Stock to be received by a shareholder in the Merger will include the holding period of the Cooperative Common Stock surrendered in the Merger.

     The Exchange Offer.

     It is intended that the proposed offer to exchange Capital Equity Credits and Allocated Surplus Accounts for New Company Common Stock will constitute a reorganization within the meaning of Section 368(a) of the Code. The consequences of this characterization are as follows:

     (1) A holder exchanging Capital Equity Credits for New Company Common Stock will recognize no gain or loss on the exchange. If the holder also receives cash in the exchange in lieu of a fractional share, the holder will be taxed upon the cash received as an amount received in redemption of a nonqualified written notice of allocation. Such amount would be includable in income pursuant to Section 1385(c) of the Code.

     The Capital Equity Credits were distributed by the Cooperative in prior years as part of the Cooperative's patronage refunds. The Capital Equity Credits are nonqualified written notices of allocation as that term is defined in Section 1388(d) of the Code. As a result, holders generally have no basis in such notices, and, upon redemption, sale or other disposition, must report gain realized (up to the stated dollar amount of the Capital Equity Credits) as ordinary income. New Company Common Stock received in exchange for Capital Equity Credits will continue to have these attributes.

     (2) A holder exchanging its interest in Allocated Surplus Accounts for New Company Common Stock will recognize no gain or loss on the exchange. If the holder also receives cash in the exchange in lieu of a fractional share, the holder will be taxed on the amount received in a manner similar to the treatment of a shareholder receiving cash in the Merger. Since holders have no basis in their interests in Allocated Surplus Accounts, they will have no basis in the shares of New Company Common Stock received in exchange for such interests.

     The Offer to Cash Out Holders of Fewer than 100 Shares.

     A shareholder owning fewer than 100 shares of New Company Common Stock who elects to exchange those shares for cash will recognize gain on the exchange equal to the difference between the amount of cash received and the shareholder's basis in the shares surrendered (determined as described above). Assuming the shareholder exchanges all of the shares of New Company Common Stock it owns directly or indirectly, the gain realized should generally be treated as capital gain except to the extent that it is attributable to New Company Common Stock received in exchange for Capital Equity Credits (see discussion above).

AMENDMENT OR ABANDONMENT OF THE PLAN

     The Cooperative's Board of Directors may modify or amend the Plan, without shareholder approval, if it determines that such an action would be in the best interests of the Cooperative and its shareholders. In the event that a modification or amendment appears necessary and will, in the judgment of the Board, materially and adversely affect the interest of the shareholders, the amendment or modification will be submitted to the shareholders for adoption. The Board of Directors of the Cooperative may abandon the Plan, without shareholder approval, at any time prior to its effectiveness (either before or after shareholder adoption) if it determines that abandonment would be in the best interest of the Cooperative or its shareholders. The Board has indicated that, if dissenters to the Plan who comply with the Mississippi Business Corporation Act constitute more than 30% of the total vote, it may decide to abandon the Plan.

     If the Plan is not implemented because it does not receive the requisite shareholder vote, or because the Board of Directors of the

Cooperative determines for some other reason that it is advisable to abandon the Plan, it is contemplated that the business of the Cooperative will continue in the present manner.

MARKET FOR THE COOPERATIVE COMMON STOCK AND RELATED SHAREHOLDER MATTERS

     Market.

     There is no established trading market for the Cooperative Common Stock, and no established trading market is expected to develop prior to the Effective Date. After the Effective Date, the New Company intends to apply for quotation of New Company Common Stock on the NASDAQ System. There can be no assurance that this quotation will occur or that a market for the New Company Common Stock will develop.

     Transfer Restrictions.

     In order to implement the purpose of the Cooperative to provide manufactured products to shareholders who are users of the products, restrictions have been placed on the transfer of all classes of Cooperative Common Stock. Under the restrictions, no sale or transfer of any class of Cooperative Common Stock may be made, by operation of law or otherwise, by any shareholder to any person unless that person is (a) primarily engaged in the production of agricultural products or is an association of such producers, or
(b) the name of the purchaser or transferee is submitted in writing to the Board of Directors of the Cooperative and approved by it. The Board of Directors of the Cooperative has the right to permit Cooperative Common Stock to be purchased by or transferred to persons who are not bona fide producers of agricultural products or associations thereof, subject to the limitations of Subchapter T of the Code. No such restrictions will apply to the New Company Common Stock.

                               DISSENTERS' RIGHTS

     The following is a summary of Article 13 of the Mississippi Business Corporation Act ("Article 13") and the procedures for dissenting from the Plan and demanding dissenters' rights. This summary is qualified in its entirety by reference to Article 13, which is reprinted in full as Appendix D to this Proxy Statement/Prospectus. Appendix D should be reviewed carefully by any shareholder who wishes to exercise statutory dissenters' rights or who wishes to preserve the right to do so, since FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN ARTICLE 13 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     Article 13 states that persons in whose name shares are registered in the records of a corporation and persons who are beneficial owners of shares held in a voting trust or by nominees as the record holders (collectively defined, for purposes of this section only, as shareholders) are entitled to dissenters' rights, as long as they comply with the provisions set forth in Article 13.

     Procedure for Exercise of Dissenters' Rights.

     Shareholders who wish to exercise dissenters' rights:

     (i) must deliver to the Cooperative, before the vote is taken, written notice of their intent to demand payment for their shares if the Plan is adopted; and

     (ii) must not vote their shares in favor of the Plan.

Shareholders who do not satisfy these requirements are not entitled to payment for shares under Article 13.

     Shareholders electing to exercise appraisal rights under Article 13 must not vote FOR adoption of the Plan, but a vote against adoption of the Plan is not required in order for a shareholder to exercise dissenters' rights. If a shareholder returns a signed proxy but does not specify a vote against adoption of the Plan or a direction to abstain, the proxy will be voted for adoption of the Plan, which will have the effect of waiving that shareholder's dissenters' rights.

     If the Plan is approved, the New Company must notify all shareholders entitled to assert dissenters' right under Article 13 that the action was taken and send them a dissenters' notice no later than ten days after the Effective Date.

     Upon receipt of the dissenters' notice, dissenters must make a payment demand by the date set by the Cooperative in the notice. A shareholder who elects to exercise dissenters' rights must mail or deliver his or her written demand to: Rosalyn B. Glascoe, Corporate Secretary, Owen Cooper Administration Building, Highway 49 East, P.O. Box 388, Yazoo City, Mississippi 39194-0388.
The written demand for payment should comply with the provisions of
Article 13 and should specify the shareholder's name and mailing address, the number of shares of Cooperative Common Stock owned, and that the shareholder is demanding payment of his or her shares. The shareholder must also certify that the shareholder had beneficial ownership of the shares before the date set forth in the notice, and deposit his or her share certificates in accordance with the terms of the notice. Failure to make a payment demand or to deposit the share certificates where required, each by the date set forth in the dissenters' notice, shall forfeit the shareholder's entitlement to payment for his or her shares.

     As soon as the Plan is approved, or upon receipt of a payment demand, the New Company shall pay shareholders who complied with Article 13 the amount the New Company estimates to be the fair value of their shares, plus accrued interest.

     Procedure if the Dissenters are Dissatisfied with the Payment Offer.

     Dissenters may reject the New Company's offer and demand payment of the fair value of their shares and interest due as determined through a judiciary appraisal of their shares, or may notify the New Company in writing of their own estimate of the fair value of their shares and amount of interest due and demand payment of their estimate. To be entitled to such rights, the dissenters must notify the New Company of their demand in writing within 30 days after the New Company made or offered payment for shares.

     If a judiciary appraisal is required because, as set forth in the preceding paragraph, a dissenter has rejected the New Company's offer and demanded payment of the fair value of the shares and interest due as determined through a judiciary appraisal, the New Company shall commence a proceeding within 60 days after receiving the payment demand and petition an appropriate court, as described in Article 13, to determine the fair value of the shares and accrued interest.

     The court in an appraisal proceeding shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers who may be appointed by the court, of legal counsel and of experts for the respective parties. The court shall assess the costs against the New Company, except that the court may assess costs against all or some of the dissenters to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment under Article 13.

     THE ABOVE IS MERELY A SUMMARY OF ARTICLE 13 OF THE MISSISSIPPI BUSINESS CORPORATION ACT. THIS SUMMARY IS QUALIFIED BY REFERENCE TO ARTICLE 13, WHICH IS COPIED IN ITS ENTIRETY AS APPENDIX D TO THIS PROXY STATEMENT/PROSPECTUS. SHAREHOLDERS DESIRING TO EXERCISE DISSENTERS' RIGHTS SHOULD REFER TO THE STATUTE AND SHOULD CONSULT COUNSEL PRIOR TO TAKING ANY ACTION, SINCE FAILURE TO COMPLY STRICTLY WITH THE PROVISIONS OF ARTICLE 13 MAY DEFEAT THEIR DISSENTERS' RIGHTS.

                                 CAPITALIZATION

     The capitalization of the Cooperative at March 31, 1994 and the pro forma capitalization of the Cooperative at such date, adjusted to give effect to the Plan, on the basis described in the Notes to Pro Forma Financial Statements, are as follows:


                       MISSISSIPPI CHEMICAL CORPORATION
                    HISTORICAL AND PRO FORMA CAPITALIZATION

                           AS OF MARCH 31, 1994


(Dollars In Thousands, except share data)
- ------------------------------------------------------------
                                                                                 NSI                   CONVERSION
                                                                              PRO FORMA                 PRO FORMA        PRO
                                                                HISTORICAL   ADJUSTMENTS    SUBTOTAL   ADJUSTMENTS      FORMA
                                                                ----------   -----------    --------   -----------     --------
LONG-TERM DEBT (EXCLUDING CURRENT PORTION DUE)
- ------------------------------------------------------------
   EXISTING LONG-TERM DEBT                                      $ 70,679       (21,729)(h)  $ 48,950    $     -        $  48,950
                                                                --------      --------      --------    --------       ---------
     TOTAL DEBT                                                   70,679       (21,729)       48,950          -           48,950
                                                                --------      --------      --------    --------       ---------
SHAREHOLDERS' EQUITY
- ------------------------------------------------------------
   COMMON STOCK:
     NITROGEN SERIES I    (50,000 authorized and 10,168
                          outstanding)                               306            -            306        (306)(a)          -
     NITROGEN SERIES II   (2,500,000 authorized
                          and 1,393,856 outstanding)              20,908            -         20,908     (20,908)(a)          -
     NITROGEN SERIES III  (2,750,000 authorized and
                          2,581,166 outstanding)                   5,161            -          5,161      (5,161)(a)          -
     MIXED SERIES IV      (1,500,000 authorized and
                          94,537 outstanding)                      1,418            -          1,418      (1,418)(b)          -
     MIXED SERIES V       (1,000,000 authorized and
                          2,773 outstanding)                          42            -             42         (42)(b)          -
     POTASH SERIES VI     (150,000 authorized and
                          13,155 outstanding)                        197            -            197        (197)(g)          -
                                                                --------      --------      --------    --------       ---------
                                                                  28,032            -         28,032     (28,032)             -
                                                                --------      --------      --------    --------       ---------
     NEW COMPANY COMMON STOCK                                         -             -             -          155 (a)         155
                                                                      -             -             -           28 (c)          28
                                                                      -             -             -           12 (d)          12
                                                                      -             -             -           (3)(f)          (3)
                                                                --------      --------      --------    --------       ---------
     TOTAL NEW COMPANY COMMON STOCK                                   -             -             -          192             192
                                                                --------      --------      --------    --------       ---------
       TOTAL COMMON STOCK                                         28,032            -         28,032     (27,840)            192
ADDITIONAL PAID-IN CAPITAL                                        66,008            -         66,008      26,220 (a)      92,228
                                                                      -             -             -         (461)(g)        (461)
                                                                      -             -             -       42,623 (c)      42,623

                                                                      -             -             -       (4,353)(f)      (4,353)
                                                                      -             -             -          (12)(d)         (12)
                                                                --------      --------      --------    --------       ---------
        TOTAL ADDITIONAL PAID-IN CAPITAL                          66,008            -         66,008      64,017         130,025

CAPITAL EQUITY CREDITS                                            62,352            -         62,352     (62,352)(c)          -

RETAINED EARNINGS (DEFICIT)                                      (34,844)       38,680 (h)     3,836      (2,825)(e)       1,011
                                                                      -        (13,829)(i)   (13,829)     19,701 (c)       5,872
                                                                      -        (12,000)(j)   (12,000)         -          (12,000)
                                                                      -         (3,500)(k)    (3,500)         -           (3,500)
                                                                      -           (191)(m)      (191)         -             (191)
                                                                --------      --------      --------    --------       ---------
    TOTAL RETAINED EARNINGS (DEFICIT)                            (34,844)        9,160       (25,684)     16,876          (8,808)
                                                                --------      --------      --------    --------       ---------
      TOTAL SHAREHOLDERS' EQUITY                                 121,548         9,160       130,708      (9,299)        121,409
                                                                --------      --------      --------    --------       ---------
        TOTAL CAPITALIZATION                                    $192,227      $(12,569)     $179,658    $ (9,299)      $ 170,359
                                                                ========      ========      ========    ========       =========

                         PRO FORMA FINANCIAL STATEMENTS

  The following unaudited pro forma financial statements give effect to the Plan and reflect the intention to dispose of a majority of the Cooperative's interest in its wholly owned subsidiary, Newsprint South, Inc.

  The pro forma financial statements should be read in conjunction with the Notes to Pro Forma Financial Statements and the Cooperative's consolidated financial statements and related notes appearing elsewhere in this Proxy Statement/Prospectus.


                                    MISSISSIPPI CHEMICAL CORPORATION
                                         PRO FORMA BALANCE SHEET
                                         MARCH 31, 1994

(Dollars In Thousands, except share data)

                                                   NSI                             CONVERSION
                                                 PRO FORMA                          PRO FORMA       PRO
ASSETS:                            HISTORICAL    ADJUSTMENTS          SUBTOTAL     ADJUSTMENTS     FORMA
- -------                            ----------    -----------          ---------    -----------    --------
CURRENT ASSETS:
   CASH AND CASH EQUIVALENTS        $  4,851      $   (880)    (h)    $  3,971     $        -     $  3,971
   ACCOUNTS AND NOTES                 44,950       (12,161)    (h)      32,789              -       32,789
   RECEIVABLE
   INVENTORIES                        46,975        (7,307)    (h)      39,668              -       39,668
   DEFERRED INCOME TAX                 6,353          (125)    (h)       6,228              -        6,228
    BENEFIT
   PREPAID EXPENSES AND
    OTHER CURRENT ASSETS               4,046           (88)    (h)       3,958              -        3,958
                                   ---------     ---------            --------     ----------      -------
       TOTAL CURRENT ASSETS          107,175       (20,561)             86,614              -       86,614
INVESTMENTS AND OTHER
 ASSETS:
   NATIONAL BANK FOR                   8,887        (4,246)    (h)       4,641              -        4,641
    COOPERATIVES
                                           -         4,000     (l)       4,000              -        4,000
                                   ---------     ---------            --------     ----------      -------
       TOTAL NATIONAL
        BANK FOR COOPERATIVES          8,887          (246)              8,641              -        8,641
   OTHER                              10,463        12,980     (h)      23,443              -       23,443
                                           -       (13,829)    (i)     (13,829)             -      (13,829)
                                   ---------     ---------            --------     ----------      -------
       TOTAL OTHER                    10,463          (849)              9,614              -        9,614
                                   ---------     ---------            --------     ----------      -------
   TOTAL INVESTMENTS AND
     OTHER ASSETS                     19,350        (1,095)             18,255              -       18,255
DEFERRED INCOME TAX BENEFIT           11,365       (21,390)    (h)     (10,025)             -      (10,025)
                                           -        10,025     (h)      10,025              -       10,025
                                   ---------     ---------            --------     ----------      -------
   TOTAL DEFERRED INCOME TAX
     BENEFIT                          11,365       (11,365)                  -              -            -
PROPERTIES HELD FOR SALE              66,928             -              66,928              -       66,928

                                                        NSI                                   CONVERSION
                                                     PRO FORMA                                 PRO FORMA                PRO
                                 HISTORICAL         ADJUSTMENTS               SUBTOTAL        ADJUSTMENTS              FORMA
                             -----------------  -------------------       -----------------  --------------        -----------------
PROPERTY, PLANT AND
 EQUIPMENT, AT COST,
 LESS ACCUMULATED
 DEPRECIATION, DEPLETION           125,132            (9,236)    (h)            115,896                 -              115,896
 AND AMORTIZATION             -----------------  -------------------       ----------------- --------------       -----------------

TOTAL ASSETS                    $  329,950        $  (42,257)                $  287,693       $         -           $  287,693
                              =================  ===================       ================= ==============       =================

LIABILITIES AND STOCKHOLDERS' EQUITY
- ------------------------------------

CURRENT LIABILITIES:

 LONG-TERM DEBT DUE WITHIN
  ONE YEAR                      $    4,738        $     (440)    (h)         $    4,298       $         -           $    4,298

 NOTES PAYABLE                      14,655            (4,655)    (h)             10,000                 -               10,000

 ACCOUNTS PAYABLE                    24,881           (5,199)    (h)             19,682                 -               19,682

 ACCRUED INTEREST                     1,515                -                      1,515                 -                1,515

 INCOME TAX PAYABLE                   2,448                -                      2,448                 -                2,448

 ACCRUED LIABILITIES                 23,402          (16,791)    (h)              6,611             1,460    (b)         8,071

                                          -           12,000     (j)             12,000             4,356    (f)        16,356

                                          -            3,500     (k)              3,500               658    (g)         4,158

                                          -            4,000     (l)              4,000                 -                4,000

                                          -              191     (m)                191                 -                  191
                              -----------------  -------------------       ----------------- --------------       -----------------

     TOTAL ACCRUED
      LIABILITIES                    23,402            2,900                     26,302             6,474               32,776

 DIVIDENDS PAYABLE                    7,001                -                      7,001                 -                7,001
                              -----------------  -------------------       ----------------- --------------       -----------------

     TOTAL CURRENT
      LIABILITIES                    78,640           (7,394)                    71,246             6,474               77,720

LONG-TERM DEBT                       70,679          (21,729)    (h)             48,950                 -               48,950

OTHER LONG-TERM LIABILITIES          52,219           (25,455)   (h)             26,764                 -               26,764

DEFERRED INCOME TAX PAYABLE               -            10,025    (h)             10,025             2,825    (e)        12,850

DEFERRED GAIN ON SALE OF
 NEWSPRINT MILL                       6,864            (6,864)   (h)                  -                 -                    -





                                                       NSI                           CONVERSION
                                                     PRO FORMA                        PRO FORMA        PRO
                                  HISTORICAL        ADJUSTMENTS         SUBTOTAL     ADJUSTMENTS      FORMA
                                  ----------        -----------         --------     -----------     --------
SHAREHOLDERS EQUITY:
  COMMON STOCK:

    NITROGEN SERIES
      (SERIES I,
       II & III)                    26,375                    -          26,375        (26,375)  (a)        -

    MIXED SERIES (SERIES
      IV & V)                        1,460                    -           1,460         (1,460)  (b)        -

    POTASH SERIES (SERIES
      VI)                              197                    -             197           (197)  (g)        -

    NEW COMPANY
      COMMON
      STOCK                              -                    -               -            155   (a)      155

                                         -                    -               -             28   (c)       28

                                         -                    -               -             12   (d)       12

                                         -                    -               -             (3)  (f)       (3)
                                  --------          -----------         -------      ---------       --------

TOTAL NEW COMPANY
 COMMON STOCK                            -                    -               -            192            192
                                  --------          -----------         -------      ---------       --------

     TOTAL COMMON STOCK             28,032                    -          28,032        (27,840)           192

 ADDITIONAL PAID-IN CAPITAL         66,008                    -          66,008         26,220   (a)   92,228

                                         -                    -               -           (461)  (g)     (461)

                                         -                    -               -         42,623   (c)   42,623

                                         -                    -               -         (4,353)  (f)   (4,353)

                                         -                    -               -            (12)  (d)      (12)
                                  --------          -----------         -------      ---------       --------

    TOTAL ADDITIONAL PAID-IN
      CAPITAL                       66,008                    -          66,008         64,017        130,025

 CAPITAL EQUITY CREDITS             62,352                    -          62,352        (62,352)  (c)        -

 RETAINED DEFICIT SINCE
    JUNE 30, 1988                  (34,844)              38,680    (h)    3,836         (2,825)  (e)    1,011

                                         -              (13,829)   (i)  (13,829)        19,701   (c)    5,872

                                         -              (12,000)   (j)  (12,000)             -        (12,000)


                                                            NSI                            CONVERSION
                                                         PRO FORMA                          PRO FORMA         PRO
                                         HISTORICAL     ADJUSTMENTS           SUBTOTAL     ADJUSTMENTS       FORMA
                                         ----------     -----------           --------     -----------     ---------

                                                  -          (3,500)  (k)       (3,500)              -        (3,500)

                                                  -            (191)  (m)         (191)              -          (191)
                                         ----------     -----------           --------     -----------     ---------

     TOTAL RETAINED DEFICIT
           SINCE JUNE 30, 1988              (34,844)          9,160            (25,684)         16,876        (8,808)
                                         ----------     -----------           --------     -----------     ---------

           TOTAL SHAREHOLDERS'
            EQUITY                          121,548           9,160            130,708          (9,299)      121,409
                                         ----------     -----------           --------     -----------     ---------

TOTAL LIABILITIES AND SHAREHOLDERS'
     EQUITY                                $329,950        $(42,257)          $287,693         $     -      $287,693
                                         ==========     ===========           ========     ===========     =========



Note: Historical numbers are as reported to the SEC on Form 10-Q as of 3/31/94.

                       MISSISSIPPI CHEMICAL CORPORATION
                PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
                   FOR THE NINE MONTHS ENDED MARCH 31, 1994

(Dollars In Thousands, except share data)
- -----------------------------------------
                                              NSI                        CONVERSION
                                           PRO FORMA                      PRO FORMA        PRO
REVENUES:                    HISTORICAL   ADJUSTMENTS        SUBTOTAL    ADJUSTMENTS      FORMA
                             ----------   ------------       ---------   -----------    ----------
 NET SALES                   $  280,956   $   (70,473)  (h)  $210,483    $         -    $  210,483
 OTHER                              266            (8)  (h)       258              -           258
                             ----------   -----------        --------    -----------    ----------
     TOTAL REVENUES             281,222       (70,481)        210,741              -       210,741

COSTS AND EXPENSES:
 COST OF PRODUCTS SOLD          238,014       (84,860)  (h)   153,154              -       153,154

 PROVISION FOR CLOSURE OF
  GYPSUM DISPOSAL AREA            5,922             -           5,922              -         5,922

 SELLING, GENERAL AND
  ADMINISTRATIVE                 39,668        (6,083)  (h)    33,585              -        33,585

 INTEREST, NET                    4,328        (1,245)  (h)     3,083              -         3,083

 INTEREST CAPITALIZED                 -             -               -              -             -
                             ----------   -----------        --------    -----------    ----------

     TOTAL COSTS AND
      EXPENSES                  287,932       (92,188)        195,744              -       195,744
                             ----------   -----------        --------    -----------    ----------

INCOME (LOSS) BEFORE
 INCOME TAXES AND
 CUMULATIVE EFFECT OF
 CHANGE IN ACCOUNTING
 PRINCIPLE                       (6,710)       21,707   (h)    14,997              -        14,997

INCOME TAXES (CREDIT)            (5,015)        8,086   (h)     3,071          2,825(e)      5,896
                             ----------   -----------        --------    -----------    ----------

INCOME (LOSS) BEFORE
 CUMULATIVE EFFECT OF
 CHANGE IN ACCOUNTING
 PRINCIPLE                   $   (1,695)  $    13,621        $ 11,926    $    (2,825)   $    9,101
                             ==========   ===========        ========    ===========    ==========


                                             NSI                         CONVERSION
                                          PRO FORMA                      PRO FORMA          PRO
                             HISTORICAL   ADJUSTMENTS        SUBTOTAL    ADJUSTMENTS       FORMA
                             ----------   ------------       ---------   -----------    ------------


EARNINGS PER SHARE AND
- ----------------------
COMMON STOCK EQUIVALENTS:
- ------------------------

INCOME BEFORE CUMULATIVE
 EFFECT OF CHANGE IN
 ACCOUNTING  PRINCIPLE                                                                  $       0.47
                                                                                        ============

EQUIVALENT NUMBER OF SHARES                                                               19,320,012
                                                                                        ============



Note: Historical numbers are as reported to the SEC on Form 10-Q as of 3/31/94.

                       MISSISSIPPI CHEMICAL CORPORATION

                PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
                    FOR THE FISCAL YEAR ENDED JUNE 30, 1993

(Dollars In Thousands, except share data)
                                              NSI                   CONVERSION
                                           PRO FORMA                 PRO FORMA         PRO
                              HISTORICAL  ADJUSTMENTS    SUBTOTAL   ADJUSTMENTS       FORMA
                              ----------  -----------    --------   -----------     ----------
REVENUES:
  NET SALES                    $386,418   $ (97,293)(h)  $289,125      $     -      $  289,125
  OTHER                             592           -           592            -             592
                               --------   ---------      --------      -------      ----------
    TOTAL REVENUES              387,010     (97,293)      289,717            -         289,717
COSTS AND EXPENSES:
  COST OF PRODUCTS SOLD         323,920    (110,380)(h)   213,540            -         213,540
  SELLING, GENERAL AND
   ADMINISTRATIVE                54,648      (8,418)(h)    46,230            -          46,230
  INTEREST, NET                   5,537        (941)(h)     4,596            -           4,596
  INTEREST CAPITALIZED           (1,027)          -        (1,027)           -          (1,027)
                               --------   ---------      --------      -------      ----------
    TOTAL COSTS AND
     EXPENSES                   383,078    (119,739)      263,339            -         263,339
                               --------   ---------      --------      -------      ----------
INCOME BEFORE INCOME TAXES        3,932      22,446        26,378            -          26,378
INCOME TAXES (CREDIT)              (858)      4,555 (h)     3,697        7,256 (e)      10,953
                               --------   ---------      --------      -------      ----------
NET INCOME                     $  4,790   $  17,891      $ 22,681      $(7,256)     $   15,425
                               ========   =========      ========      =======      ==========
EARNINGS PER SHARE AND
 COMMON STOCK EQUIVALENTS:
NET INCOME                                                                          $     0.81
                                                                                    ==========
EQUIVALENT NUMBER OF SHARES                                                         19,035,276
                                                                                    ==========

Note:  Historical numbers are as reported to the SEC on Form 10-K as of 6/30/93.

                       MISSISSIPPI CHEMICAL CORPORATION
                   NOTES TO PRO FORMA FINANCIAL STATEMENTS

                       MARCH 31, 1994 and JUNE 30, 1993

(1)  SUMMARY OF GENERAL ASSUMPTIONS AND ACCOUNTING POLICIES

   The pro forma financial statements have been prepared on the assumption that the Plan has been approved by the shareholders. The objective of the pro forma financial statements is to show how the historical financial statements of the Cooperative would have been affected had the Plan already been consummated. Adjustments have been made to reflect the merger into the New Company and the exchange of Capital Equity Credits and Allocated Surplus Accounts and to reflect the other assumptions described in the ensuing notes to pro forma financial statements.

   The significant accounting policies followed by the Cooperative have been used in the preparation of the New Company's pro forma financial statements. These policies together with additional information are included in the Notes to Consolidated Financial Statements in the Cooperative's 1993 Annual Report (see the Index to Financial Statements on F-1) and should be read in conjunction with the accompanying pro forma financial statements.

(2)  BALANCE SHEET ASSUMPTIONS

   The Pro Forma Condensed Balance Sheets have been prepared based on the following assumptions:

(a) Reflects the conversion of the outstanding shares of Nitrogen Series I, Nitrogen Series II and Nitrogen Series III Common Stock into New Company Common Stock.

(b) Reflects the conversion of the outstanding shares of Mixed Series IV and Mixed Series V Common Stock into the right to receive $15 per share, which is the par value of those shares.

(c) Reflects the conversion of all Capital Equity Credits into New Company Common Stock at a rate of one share of New Company Common Stock for each $15 in present value of the Capital Equity Credits.


(d) Reflects the conversion of all 1992, 1993 and 1994 (estimated) Allocated Surplus Accounts into New Company Common Stock at a rate of one share of New Company Common Stock for each $15 in present value of the Allocated Surplus Accounts.

(e) Reflects the tax effect of converting from a cooperative to a regular corporation.

(f) Reflects the redemption of New Company Common Stock for shareholders who own fewer than 100 shares after the conversion.

(g) Reflects the conversion of the outstanding shares of Potash Series VI common stock into the right to receive $50 per share.


(h) Represents the conveyance of the Cooperative's interest in its wholly owned subsidiary, NSI.

(i) Reflects a reserve against the 3/31/94 intercompany receivable from NSI to the Cooperative related to newsprint contract obligations.

(j) Represents an accrual for the Cooperative's continuing obligation (fiscal years 1995 and 1996) to NSI resulting from the Cooperative's contract to purchase newsprint for resale.

(k) Reflects an additional capital contribution to NSI of $7,000,000 reduced by the amount that the tax sharing payments through 6/30/94 to NSI exceed $2,000,000.

(l) Reflects the Cooperative buying NSI's investment in CoBank at a price of $4,000,000. NSI's book value of this investment is $3,985,900.

(m) Reflects an accrual for the Cooperative's continuing obligation (4/1/94 through 6/30/94) to NSI resulting from the Cooperative's contract to purchase newsprint for resale.

                                THE NEW COMPANY

INTRODUCTION

   The New Company has been formed solely to facilitate the effectuation of the Plan.

   The New Company has been organized under the Mississippi Business Corporation Act. The principal office of the New Company is located at Owen Cooper Administration Building, Highway 49 East, Yazoo City, Mississippi 39194-0388, and its telephone number at that address is (601) 746-4131. Following the effectiveness of the Plan, the shareholders of the New Company will be the current holders of the Nitrogen Shares and those holders of Capital Equity Credits and Allocated Surplus Accounts who elect to participate in the Exchange Offer.

POLICIES AND OBJECTIVES

   General.


   The New Company will operate as a noncooperative business corporation. The New Company has been incorporated in Mississippi and operates under Subchapter C of the Internal Revenue Code. The New Company will be managed by its Board of Directors consisting of 12 members. It is currently anticipated that the officers, employees, day-to-day business, properties and production operations of the New Company will be substantially similar to those of the Cooperative, except as otherwise indicated herein.

   Borrowing and Other Financing.


   The Cooperative's traditional source of financing has been retained patronage earnings from shareholder business, CoBank and commercial banks. Except with respect to circumstances not pertinent to the New Company, CoBank's charter prohibits direct loans to parties which are not operated on a cooperative basis and which satisfy certain other nonfinancial requirements. Since the New Company will not be operated on a cooperative basis, it will not be eligible for new financing from CoBank. Existing loans from CoBank will be due at their scheduled maturities. The Cooperative has previously obtained a $20 million revolving loan from Nations Bank. The outstanding borrowing under this loan at March 31, 1994 was approximately $3 million. The Cooperative has received a commitment from Nations Bank regarding an increase in the revolving loan amount to $50 million, the outstanding principal (up to $20 million) to be converted to a term loan at a future date. The New Company expects this new facility to be in place prior to June 30, 1994. CoBank has expressed an interest in participating in such loan to the extent permitted by its charter.

SUMMARY OF NEW COMPANY ARTICLES OF INCORPORATION AND BYLAWS

   The rights, powers and obligations of the New Company will be governed by the Articles of Incorporation and Bylaws of the New Company. Copies of the Articles of Incorporation and Bylaws of the New Company are attached hereto as Appendix B and Appendix C, respectively, and should be studied carefully before voting for or against the Plan. The following is a brief summary of all material provisions of the Articles of Incorporation and Bylaws of the New Company. It and other references to the Articles of Incorporation and Bylaws of the New Company in this Proxy Statement/Prospectus do not purport to be complete and are subject to and qualified in their entirety by reference to the Articles of Incorporation and Bylaws of the New Company.

   The New Company will initially have only one outstanding class of common stock: voting common stock. The New Company's Articles of Incorporation authorize 100 million shares of Common Stock. All shareholders of the New Company will have the same voting and liquidation rights per share of common stock. The New Company has authorized 500,000 shares of preferred stock, which may be issued from time to time in series with dividend and voting rights, preferences and other terms as may be determined by the Board of Directors.

SHAREHOLDER PROTECTIVE DEVICES.


   Each of the items described in this section could result in the New Company being less attractive to a potential acquirer and could result in shareholders receiving less for their New Company Common Stock than otherwise might be available in the event of a takeover attempt.

   Mississippi Control Share Act.

   Pursuant to Article 10 of its Articles of Incorporation, the New Company has chosen to be subject to the Mississippi Control Share Act which provides, in the case of a public company which has more than 500 of its shareholders resident in Mississippi or more than 10 percent of its shares owned by Mississippi residents, that once a potential acquirer notifies a company of the intention to purchase 20 percent, 33 1/3 percent or more than 50 percent of the company's shares and requests a special meeting, a shareholders' meeting must be held within 50 days, at the acquirer's expense, to vote on whether the control shares (those held by the acquiring entity) may exercise voting rights. If a request is not made, shareholders will vote on whether to restore voting rights at the next shareholder meeting. Without the approval of a majority of the outstanding shares, excluding shares owned by the acquirer and company officers and employee-directors, the control shares do not receive voting rights until three years have passed.

   Mississippi Shareholder Protection Act.


   Pursuant to Article 10 of its Articles of Incorporation, the New Company has chosen to be subject to the Mississippi Shareholder Protection Act. By the terms of the Act a corporation may not enter into any business combination with a 20 percent shareholder unless: (a) 80 percent of the outstanding shares and two-thirds of the shares not owned by the 20 percent shareholder approve the combination; (b) 80 percent of the continuing directors approve the combination; or (c) the aggregate amount of the offer meets certain fair price criteria.

   The effect of these provisions would be to make it more difficult for a change in control of the New Company to occur.

   Blank Check Preferred Stock.

   The New Company also has an authorized class of preferred stock the terms of which may be designated by the Board of Directors. This stock may be used in acquisitions, as a financing vehicle or could be issued in connection with a shareholder rights plan or to a friendly party who would agree to support management. To the extent that an issuance of preferred stock in connection with a shareholder rights plan or an issuance to a friendly party could act to delay or perhaps prevent an unfriendly takeover of the New Company, the existence of the blank check preferred stock might be considered to be disadvantageous to shareholders.

   Classified Board.

   The Articles of Incorporation of the New Company provide for a classified board of directors which is intended to provide continuity in the governance of the New Company in that it prevents the entire Board from being replaced in a single election. To the extent that the classified Board is effective it could delay a change in control of the New Company which might not be beneficial to the shareholders. Directors may be removed only for "cause", as defined in the Articles of Incorporation. The liability of directors is eliminated and indemnification is provided to directors, officers, employees and agents to the fullest extent permitted by Mississippi law.

   Supermajority Vote on Major Transactions.

   Any merger, sale of substantially all assets, dissolution or similar major transaction requires the approval of at least two-thirds of the Common Stock, provided that only majority approval is needed if the major transaction is approved by at least two-thirds of the directors then in office.

MANAGEMENT

   It is anticipated that the New Company will be managed in substantially the same way as the Cooperative. For a detailed description of the Cooperative's management policies, see "The Cooperative--Management."

   Board of Directors.

   The New Company's Board of Directors will be composed of the following members, nine of whom are currently directors of the Cooperative and three of whom are newly-appointed independent directors, each director to serve until the annual meeting of shareholders in the year indicated opposite his name (current Cooperative directors not on the Board of Directors of the New Company will also be asked to serve on a Transition Advisory Committee for two years):

Class Serving Until           Class Serving Until        Class Serving Until
 1995 Annual Meeting          1996 Annual Meeting        1997 Annual Meeting
- ----------------------        -------------------        -------------------
Frank R. Burnside, Jr.        Wayne Thames               Charles O. Dunn
John W. Anderson              W.R. Dyess                 Coley L. Bailey
Robert P. Dixon               G. David Jobe              John Sharp Howie
George Penick                 David M. Ratcliffe         Woods E. Eastland

   The Board of Directors of the New Company has elected Coley L. Bailey and John Sharp Howie as Chairman and Vice-Chairman, respectively. The Board of Directors of the New Company has also elected Tom C. Parry as Director Emeritus.


   Information regarding Mr. Penick, Mr. Ratcliffe and Mr. Eastland, who are not currently officers or directors of the Cooperative, is set forth here:

   Mr. George Penick (age 46), President, Foundation for the Mid South, a private philanthropic foundation, has served in that position since 1990. Prior to that time he was first executive director of the Jessie Ball duPont Fund.

   Mr. Ratcliffe (age 46), has served as President and Chief Executive Officer of Mississippi Power Company, an electric utility in southeast Mississippi, since 1991. Prior to that time he was Executive Vice President of Southern Company Services.

   Mr. Eastland (age 49), has been President and Chief Executive Officer of Staplcotn & Stapldiscount, a cotton marketing cooperative located in Greenwood, Mississippi, since 1986.

   See "The Cooperative -- Current Directors and Executive Officers of the Cooperative" for additional information on the other individuals named above.

   A VOTE TO APPROVE THE PLAN WILL HAVE THE EFFECT OF ELECTING THE NEW COMPANY'S DIRECTORS FOR THE TERMS INDICATED ABOVE AND THE MEETING WILL CONSTITUTE THE FIRST ANNUAL MEETING OF SHAREHOLDERS OF THE NEW COMPANY.

   Executive Officers.

   The Board of Directors of the New Company has unanimously appointed the existing executive officers of the Cooperative to serve as the executive officers of the New Company in the same positions as indicated under "The Cooperative -- Current Directors and Executive Officers of the Cooperative."

   Compensation.

   It is contemplated that upon completion of this transaction, the Board of Directors of the New Company will reassess the current compensation programs and will adopt policies and programs which more closely link compensation to enhanced corporate financial performance and increases in shareholder value. The objective will be to align management interests directly with the interests of the New Company's stockholders. In the development of compensation programs, it is expected that the New Company will retain one or more compensation consulting firms to assess external competitiveness by comparing the New Company's existing programs with those of its peer group--major U.S. fertilizer companies. It is anticipated that the existing employee benefits offered by the Cooperative will be offered by the New Company to its employees.

   Security Ownership of the Officers and Directors.

   The following table shows the prospective number of shares of New Company Common Stock directly owned by the officers and directors of the New

Company following the completion of the Merger. All directors of the New Company have indicated that they intend to exchange all of their Capital Equity Credits and Allocated Surplus Accounts for New Company Common Stock in the Exchange Offer and the following table reflects such elections.

                Officers and Directors of the New Company
         Conversion of Cooperative Common Stock Directly Owned to
                         New Company Common Stock
                    Shares Owned as of March 18, 1994

                          Shares Directly Owned
                          ---------------------
                                                    New Company
                                Nitrogen            Common Stock
        Name             Series II    Series III       Owned*       % of Class
John Anderson                53             -            448          0.00%
Coley L. Bailey             324         1,020          4,664          0.02%
Frank R. Burnside, Jr.        -         1,900          3,187          0.02%
Robert P. Dixon               -           190            380          0.00%
Woods E. Eastland             -         3,000          5,486          0.03%
W. R. Dyess                   -             -              -             -
John Sharp Howie            133           376          1,971          0.01%
G. David Jobe                 -             -              -             -
George Penick                 -             -              -             -
David M. Ratcliffe            -             -              -             -
Wayne Thames                277         1,629          5,779          0.03%
Charles O. Dunn               -             -              -             -
David W. Arnold               -             -              -             -
Rosalyn B. Glascoe            -             -              -             -
William F. Hawkins            -             -              -             -
Robert E. Jones               -             -              -             -
C. E. McCraw                  -             -              -             -

Conversion Factors:
- ------------------
  Series II  - Multiply by 8
  Series III - Multiply by 1.6

* Does not include shares that could be received in exchange of Allocated Surplus Accounts for fiscal 1994.

THE NEW COMPANY FOLLOWING THE EFFECTIVE DATE.

   In connection with the Plan, the name of the New Company will be changed to "Mississippi Chemical Corporation". Upon consummation of the Plan, the New Company will be owned by persons who were holders of record of the Nitrogen Shares or who exchanged their Capital Equity Credits and Allocated Surplus Accounts pursuant to the Exchange Offer.

   Employees.

   It is expected that all of the Cooperative's employees will be offered similar positions with the New Entity.

   Dividend Policy of the New Company Following the Effective Date.

   The Board of Directors of the New Company currently expects that the New Company will pay dividends to its shareholders. The amount and timing of these payments will be based on a number of factors, including the capital requirements of the New Company's business, the financial condition of the New Company, and the dividend policies of similarly situated publicly traded companies. There can be no assurance that dividends will be paid in any minimum amounts or at any particular times. In the future, the New Company may agree to limit its ability to pay dividends in connection with agreements with lenders.

   Fertilizer Markets.

   The vast majority of the Cooperative's sales of nitrogen fertilizer are made to its shareholders who purchase such products pursuant to preferred patronage rights and who receive patronage refunds with respect to such purchases. Although the New Company will grant no preferred patronage rights and will not pay patronage refunds, it is expected that the New Company will maintain a nitrogen fertilizer customer base substantially similar to the Cooperative's. DAP and virtually all of the potash fertilizers are presently sold on a noncooperative basis. No changes are expected in the markets for these products.

   Market for New Company Stock.

   The Cooperative Common Stock is not currently listed on any national or local exchange. After the Effective Date, the New Company intends to apply for quotation of the New Company Common Stock on the NASDAQ System. However, there can be no assurance that such quotation will occur or that a market for the New Company Common Stock will develop.

   Proposed Public Offering.

   Subject to shareholder approval of the Plan, the New Company intends to make a public offering of approximately 3,000,000 newly-issued shares of New Company Common Stock for the purpose of raising funds to repay debt and to finance certain capital expenditures and the growth of its operations. In addition, certain large shareholders of the New Company will be offered the opportunity to sell approximately one million shares in the offering. The New Company expects to file a registration statement with the Securities and Exchange Commission with respect to the offering during June, 1994 and expects that the offering will be consummated sometime following the effectiveness of the Plan. The public offering however is contingent upon a number of factors, including stock market conditions and the determination as to the timing of the offering. There can be no assurance that the offering will be consummated or, if consummated, as to the price to which the New Company Common Stock will be sold. Moreover, the number of shares of New Company Common Stock to be sold in the offering by the New Company and by shareholders may change. The offering of shares of New Company Common Stock to be included in the offering will be made only by means of a prospectus complying with the requirements of the Securities and Exchange Act of 1933 and this proxy statement does not constitute an offer to sell or solicitation of an offer to buy any shares of New Company Common
Stock.


                                THE COOPERATIVE

BUSINESS

   The Cooperative was organized in September 1948, under the general corporate laws of the State of Mississippi and is operated as a cooperative in accordance with the applicable provisions of the Code. The mailing address for the principal executive offices of the Cooperative is Owen Cooper Administration Building, P.O. Box 388, Yazoo City, Mississippi 39194-0388, and its telephone number is (601) 746-4131.

   The principal business of the Cooperative is to provide fertilizer products to its shareholders pursuant to preferred patronage rights by which the shareholders have the right to purchase fertilizer products from the Cooperative. Subject to the right of the Board of Directors of the Cooperative to provide for reasonable reserves, each shareholder receives a patronage refund on each purchase to the extent of any excess of the purchase price of the fertilizer products over the cost of such products.

   The Cooperative owns a nitrogen fertilizer production facility at Yazoo City, Mississippi, and has a 50% interest in a nitrogen fertilizer production facility at Donaldsonville, Louisiana. The Louisiana facility ("Triad") is operated as a joint venture by the Cooperative and First Mississippi Corporation. The Cooperative also owns a potash mine and related facilities in Carlsbad, New Mexico. Following an extended shutdown due to market conditions, the Cooperative resumed potash production at the Carlsbad facilities during fiscal 1989. On July 1, 1993, the Cooperative placed these potash assets and facilities in a newly formed, wholly owned Mississippi subsidiary, Mississippi Potash, Inc. ("Mississippi Potash").

   In April 1988, the Cooperative sold its Pascagoula, Mississippi, fertilizer manufacturing facility where it had produced mixed fertilizer products. The purchaser operated the facility for approximately two years, after which it filed a voluntary Chapter 7 bankruptcy petition and the U.S. bankruptcy trustee ("Trustee") took control of the facilities for liquidation. On December 7, 1990, the Trustee conveyed the Pascagoula facilities to the Cooperative in lieu of foreclosure of the Cooperative's security interest in the facilities. The Cooperative organized a new Delaware subsidiary, Mississippi Phosphates Corporation ("Mississippi Phosphates"), and conveyed the Pascagoula facility to Mississippi Phosphates. Mississippi Phosphates returned the Pascagoula facility to full operation and production of diammonium phosphate fertilizer ("DAP") in December 1991.

   The Cooperative also owns a subsidiary which produces newsprint. For a description of this business, see "Newsprint South, Inc.".

   The Cooperative's primary sources of capital have been retained patronage earnings from shareholder business, CoBank and commercial banks. CoBank makes loans to its members at competitive fixed and variable rates. To the extent that CoBank's revenues exceed cost and expenses and any reserves set up by its Board of Directors, a patronage refund is paid. The Cooperative has also utilized other financing sources, including insurance companies.

ORGANIZATION

   The Cooperative is operated as a cooperative and provides chemical fertilizer products to shareholders who supply the Cooperative with both business and capital. The shareholders are entitled to purchase the Cooperative's fertilizer production in quantities allocated by the Cooperative in proportion to the amount of Cooperative Common Stock which such shareholders own. Products are sold at prices determined by the Board of Directors of the Cooperative. Such prices are generally related to the market prices prevailing from time to time. The excess, if any, of prices paid by shareholders over the Cooperative's cost of production and distribution of such products constitutes its net margins on shareholder business.

   The Cooperative does not pay dividends. The only return to shareholders is paid in the form of a patronage refund. After providing for reasonable reserves, net margins on shareholder business are distributed annually as patronage refunds to shareholders in proportion to the quantity of their purchases expressed in tons. The costs and revenues of the Cooperative's nitrogen fertilizer products and potash products are determined separately for the purpose of calculating and paying patronage refunds.

   Separate patronage refund calculations are made for the several commodities in the nitrogen class, these being ammonium nitrate, anhydrous ammonia, urea, and nitrogen solutions. Losses, if any, on any commodity within the nitrogen class are deducted pro rata from the margins, if any, realized on other commodities within the nitrogen class. For any fiscal year in which the Cooperative may sustain a loss attributable to the patronage of shareholders on nitrogen products (as a class) or on potash products (as a class), the Board of Directors deducts the losses on one or more classes of products from the margins on the other class or classes of products on a prorated basis and the resulting net margins, if any, are distributed to those shareholders who purchased during such fiscal year that class or classes of products on which the net margins were realized. Patronage refund computations and allocations are made in accordance with federal income tax accounting principles. The right to receive margins on shareholder business as patronage refunds is subject to the discretionary right of the Board of Directors of the Cooperative to set up reasonable reserves to be withheld from patronage earnings prior to the end of any fiscal year. The Cooperative has a lien on the patronage refund payable to any shareholder for any sums due the Cooperative by such shareholder.

   For the fiscal years ended June 30, 1993 and 1992, the Board of Directors of the Cooperative authorized an allocated reserve of 50% and 40%, respectively, of the net margins on business done with shareholders. The remaining 50% and 60%, respectively, was paid as cash patronage refunds. For the fiscal year ended June 30, 1991, the Board of Directors authorized the payment of 60% of total patronage refunds in cash and 40% in nonqualified Capital Equity Credits. The Board of Directors has the right, but no obligation, to retire or redeem Capital Equity Credits through payment at some future date. On October 1, 1991, the Cooperative redeemed 1980-81 Capital Equity Credits totaling $7,785,000. The Board of Directors did not elect to redeem any additional Capital Equity Credits in fiscal year 1993 or fiscal year 1994.

   As a nonexempt cooperative, the Cooperative is entitled under the federal income tax laws to deduct the full amount of patronage refunds paid in cash or qualified notices of allocation for income tax purposes. It therefore pays income taxes on taxable income resulting from business with nonmembers, nonqualified allocations of patronage refunds and all reserves from business with shareholders. In addition, various loan agreements have covenants that place restrictions on the payment of cash patronage refunds. For tax purposes, shareholders are required to include in their gross income, patronage refunds which are paid in cash, common stock, subordinated debentures, qualified notices of allocation, or any combination thereof. Nonqualified Capital Equity Credits are not taxable income to the shareholder at the time of issuance and are not deductible by the Cooperative. When nonqualified Capital Equity Credits are redeemed, they are taxable income to the shareholder and are deductible by the Cooperative.

   In 1990, the Cooperative transferred the Pascagoula facilities to Mississippi Phosphates. Mississippi Phosphates was organized under the general corporate laws of the state of Delaware and is taxed under Subchapter C of the Code.

   In fiscal 1993, the Cooperative organized a new wholly owned subsidiary, Mississippi Potash, Inc. On July 1, 1993, the Cooperative transferred its potash assets and operations to Mississippi Potash. Mississippi Potash was organized under the general corporate laws of the state of Mississippi and is taxed under Subchapter C of the Code.

   During fiscal 1993, the Cooperative organized another new wholly owned Mississippi subsidiary, Mississippi Nitrogen, Inc. ("Mississippi Nitrogen"). Mississippi Nitrogen markets nitrogen products of the Cooperative on a nonpatronage basis to Cooperative shareholders and nonshareholders alike. Mississippi Nitrogen was organized under the general corporate laws of the state of Mississippi and is taxed under Subchapter C of the Code.

FERTILIZER OPERATIONS

   The Cooperative and its subsidiaries are engaged in the manufacture and sale of fertilizer products. The types of fertilizers produced by the Cooperative and its subsidiaries are: nitrogen, potash and phosphates. Nitrogen products produced by the Cooperative are anhydrous ammonia, ammonium nitrate, nitrogen solutions and urea. Mississippi Potash produces various grades of potash at its Carlsbad, New Mexico, facilities. In the fiscal year ended June 30, 1992, Mississippi Phosphates returned the Cooperative's former Pascagoula, Mississippi, facility to full operation in the production of DAP.

   During the period indicated, the Cooperative and its subsidiaries produced the following tons of finished products (includes amounts withdrawn from Triad):


        PRODUCT                        FISCAL YEAR ENDED JUNE 30,
                            1993       1992       1991       1990       1989
Anhydrous Ammonia           711,014    721,126    727,697    673,740    620,207
(including tonnage
used in manufacturing
other products)
Other Nitrogen            1,568,386  1,463,331  1,475,647  1,367,900  1,372,490
Products
Phosphates                  665,046    294,514        -0-        -0-        -0-
Potash                      300,538    308,177    306,872    289,458    195,551


   During the period indicated, the Cooperative and its subsidiaries sold the following tons of finished products:


       PRODUCT                      FISCAL YEAR ENDED JUNE 30,
                         1993       1992       1991       1990       1989
Nitrogen Fertilizer    1,601,728  1,543,741  1,575,174  1,435,813  1,473,837
Mixed Fertilizer             -0-        -0-        -0-        -0-     99,531
Phosphates               692,110    262,492        -0-        -0-        -0-
Potash                   282,993    339,081    331,971    282,035    133,762


Note: Differences in tons produced and tons sold are primarily due to exchanges with and purchases from third parties, differences in beginning and ending inventories and the use of anhydrous ammonia as a raw material in the production of other products.

   Total revenues contributed by sales of fertilizers during the period indicated were:

                (DOLLARS IN THOUSANDS)
               FISCAL YEAR ENDED JUNE 30
   1993        1992       1991       1990       1989
  $289,125    $239,657   $214,990   $180,342   $208,584


MARKETING

   The majority of the Cooperative's nitrogen fertilizer sales are made to its shareholders who are entitled to purchase the Cooperative's nitrogen fertilizer products in quantities allocated by the Cooperative in proportion to the amount of stock each shareholder owns. All phosphate and virtually all potash sales were to nonshareholders.

   The Cooperative's nitrogen fertilizer products are marketed primarily through dealers or agents under a contractual arrangement whereby the dealer or agent delivers the product to shareholders in satisfaction of the preferred patronage rights of the shareholder to buy product from the Cooperative. Sales may also be made to an agent against the stock ownership of that agent. Some nitrogen products of the Cooperative are marketed on a nonpatronage basis by the Cooperative's wholly owned subsidiary, Mississippi Nitrogen.

   The majority of potash sales are made in the domestic market on a noncooperative basis. All international sales of potash are made through a third-party agent.

   Substantially all of Mississippi Phosphates sales are made through Atlantic Fertilizer & Chemical Corporation which has been appointed the exclusive distributor of DAP produced by Mississippi Phosphates and which sells primarily in international markets.

   In fiscal 1993, sales to Atlantic Fertilizer & Chemical Corporation, SF Services, Inc., and Alabama Farmers Cooperative, Inc., the three largest fertilizer customers of the Cooperative and its subsidiaries, were approximately $79,150,000 (27.4%), $32,957,000 (11.4%) and $13,860,000 (4.8%), respectively.
In fiscal 1992, sales to Atlantic Fertilizer & Chemical Corporation, SF Services, Inc., and Missouri Farmers Association were approximately $36,034,000 (15.0%), $32,080,000 (13.4%) and $13,879,000 (5.8%), respectively. In fiscal
1991, sales to SF Services, Inc., Alabama Farmers Cooperative and Missouri Farmers Association were approximately $38,261,000 (17.8%), $13,320,000 (6.2%), and $13,178,000 (6.1%), respectively.

COMPETITION

   The Cooperative produces and sells nitrogen fertilizer products primarily in the southern United States and is competing with firms located both within and outside its market area which are larger in total resources and total sales. The fertilizer business is highly competitive and products of other producers are comparable with the Cooperative's products. Soil conditions, weather, crop types, government programs and various other factors affect the type and quantity of fertilizer that a particular consumer will use. The principal methods of competing are price, quality, service and availability of product. The chemical fertilizer industry has historically been subject to cyclical fluctuations based on fertilizer supply and demand levels.

   The states which make up the Cooperative's primary fertilizer trade area are Mississippi, Alabama, Arkansas, Texas, Louisiana, Missouri, Georgia, Florida, Tennessee and Kentucky. The aggregate production rates of the existing fertilizer plants presently supplying such states are not available; however, it is believed the annual production is currently in excess of consumption.

   According to industry figures, U.S. nitrogen disappearance (movement from producers into the domestic and foreign markets or for upgrading into other products) decreased by 5% in fiscal year 1993. During 1993, nitrogen consumption was adversely affected by a severe drought in the southeastern United States and by flooding in the Midwest which idled crop acreage. Nitrogen fertilizer demand for the 1993-94 year should improve over 1992-93 levels as higher prices for corn and soybeans and lower crop set-aside requirements are expected to cause an increase in spring 1994 plantings.

   U.S. potash consumption declined in fiscal 1993, due largely to the weather-related delays in the fall harvest and in the spring planting in the U.S. Midwest. U.S. potash exports also declined from previous levels as a result of increased competition from exports from the former Soviet Union. According to industry figures, U.S. potash disappearance decreased by 4% and U.S. potash production decreased approximately 15% during the 1992-93 year. The anticipated increase in spring plantings and a return of normal weather patterns should boost U.S. potash consumption and stabilize prices.

   U.S. DAP exports declined during the 1992-93 year due to significant decreases in purchases by China and India. The drop in U.S. exports and declining domestic demand resulted in excess supplies and severely depressed prices. The purchase levels of India and China remain the key variables facing the U.S. phosphate industry. A recent increase in purchases by India and China has created upward price pressure. Increased demand for the 1994 planting season should also be positively influenced by the need for additional phosphate in areas where nutrients have been depleted by flood waters.

RAW MATERIALS

   Natural Gas

   The natural gas requirements of the Yazoo City plant are supplied primarily by Shell Western E&P Inc. ("SWEPI"), a subsidiary of Shell Oil Company ("Shell"). In 1972, the Cooperative and Shell entered into a gas purchase and sale contract whereby Shell agreed to supply natural gas to the Yazoo City plant. The 1972 Shell contract, as amended, has been superseded by a new contract with SWEPI effective as of January 1, 1986. The 1986 contract established Shell's daily delivery obligation at 35,000 Mcf per day through April 1989, and 30,000 Mcf per day thereafter. Under the SWEPI contract, the price for certain specified quantities is fixed and the price for certain other specified quantities reflects changes in prevailing market conditions. The primary term of the SWEPI contract expired on March 31, 1994. SWEPI continues to furnish 30,000 Mcf of natural gas per day under the terms of the contract for a 120-day "renegotiation period" to allow the opportunity for structuring a new contract. The Yazoo City facility currently has access to two major interstate pipelines and a large intrastate system. As a result, the Cooperative is confident that competitively priced natural gas will be available to the plant. Fertilizer production at Yazoo City has not been materially affected by any curtailment of natural gas deliveries for the past several years.

   The Triad facility is presently connected to five intrastate pipeline systems. The natural gas requirements for the plant are currently being supplied by three of these pipelines under various market-related pricing arrangements. Due to Triad's favorable access to natural gas supplies, the loss of any supplier would not have a material adverse impact on plant operations.
In August of 1992, hurricane Andrew caused a temporary interruption of natural gas supplies, resulting in a temporary interruption of Triad production.

   Natural gas is in ample supply, but the price of gas became increasingly volatile in fiscal 1993 due to supply/demand coming more into equilibrium than in previous years.

   Phosphate Rock

   The Pascagoula fertilizer facility's requirements for phosphate rock are approximately 1,100,000 short tons per year. As of September 15, 1991, Mississippi Phosphates, the Cooperative's wholly owned subsidiary, entered into a contract with Office Cherifien des Phosphates to supply Mississippi Phosphates's phosphate rock requirements. The price of phosphate rock is based on prevailing market conditions and the operating performance of Mississippi Phosphates.

   Sulfur

   Sulfur is used by Mississippi Phosphates in the production of DAP. Sulfur is in adequate supply and is available on the open market in quantities sufficient to satisfy Mississippi Phosphates' current requirements of approximately 300,000 tons per year. In recent years, the price of sulfur has declined due to an excess of supply which continues.

   Ammonia


   Ammonia is used by Mississippi Phosphates as a raw material in the production of DAP. Until recently, ammonia has been in adequate supply. In early 1994, intermittent shortages developed and since February the domestic ammonia market has experienced an approximate 60% increase in price. Although ammonia prices have taken a more pronounced seasonal jump during the current year, it is anticipated that these prices will return to a more moderate level over the next several months. Several factors acting concurrently have contributed to these developments. In the domestic market, increased corn acreages and excellent early planting weather have created an unusually large and concentrated agricultural demand, at a time when the industrial demand is also strong. This increased demand is against a backdrop of a reduced available production due to plant expansions of ammonia upgrading facilities and several unplanned short-term plant outages. International supplies have also been tight due primarily to reduced and unreliable shipments from the former Soviet
Union.


EMPLOYMENT

   As of March 30, 1994, the Cooperative and its subsidiaries employed approximately 1,165 persons at all locations. Approximately 220 of these persons were employed by NSI. The Cooperative considers its employee relations to be generally satisfactory.

PATENTS AND LICENSES

   The Cooperative has no patents, licenses, franchises or concessions which are of material importance to the Cooperative's business.

RESEARCH AND DEVELOPMENT

   The Cooperative has a research and development staff of 12 full-time professional employees whose activities relate primarily to the development of new products and the improvement of existing products. The Cooperative estimates that approximately $1,505,000 will be spent on research and development activities during fiscal 1994. The expenditures on research activities sponsored by the Cooperative during fiscal years 1993, 1992 and 1991 were approximately $1,435,000, $1,703,000 and $1,231,000, respectively.

SEASONAL FACTORS

   The nitrogen and potash fertilizer business of the Cooperative is seasonal to the extent that approximately 40% to 50% of the Cooperative's sales occur during the last four months of the fiscal year. Sales of phosphate fertilizer are generally uniform throughout the year.

COMPLIANCE WITH ENVIRONMENTAL REGULATIONS


   The Cooperative's fertilizer and newsprint operations are subject to federal, state and local laws and regulations pertaining to the environment among which are: The Clean Air Act, The Clean Water Act, The Resource Conservation and Recovery Act, The Comprehensive Emergency Response Compensation and Liability Act, The Toxic Substances Control Act, and The Mississippi State Pollution Prevention Act. The Cooperative's and its subsidiaries' facilities require operating permits which are subject to review by governmental agencies. The Cooperative believes that its policies and procedures now in effect are generally in compliance with applicable laws and with the permits relating to the facilities.

   In the past, significant capital and operating costs related to environmental laws have been incurred. The majority of the Cooperative's environmental capital expenditures have been in response to the requirements of the Clean Air Act and the Clean Water Act. Since 1967, the Cooperative has spent approximately $50 million on its fertilizer production facilities in order to meet applicable federal and state pollution standards.

   Capital expenditures related to environmental obligations for the past three fiscal years were approximately as follows: 1993 - $7 million; 1992 - $10 million; 1991 - $4 million. The foregoing expenditures reflect $18 million related to the construction of a new nitric acid plant and related facilities at the Cooperative's Yazoo City facility which was completed in early 1993 at a cost of approximately $32 million. This facility replaced existing production from other plants which were shut down. Enhanced environmental protection under the Clean Air Act was a primary factor in the Cooperative's decision to construct the plant.
                                     -55-

   Environmental capital expenditures are expected to be approximately $1.5 million for the fiscal year ending June 30, 1994 and $5.8 million for the following year. Future environmental expenditures will include a recently approved expenditure of approximately $7 million to replace an existing scrubber system at Yazoo City with a new system which will reduce particulate emissions from fertilizer prill towers. The Cooperative has also approved a $1.3 million expenditure to relocate the discharge point of the Yazoo City facility's combined storm and process water to the Yazoo River.

   On March 31, 1994, Mississippi Phosphates Corporation charged to earnings approximately $6 million relating to the estimated cost of the future closure of the phosphogypsum disposal facility located at Pascagoula. In future years, Mississippi Phosphates expects to record additional charges of approximately $3 million related to future closure of the facility. The current $6 million charge relates to the portion of the disposal facility utilized to date, and the future expense of approximately $3 million will be accrued over the estimated remaining life of the facility.

   In the normal course of its business, the Cooperative is exposed to risks such as possible release of hazardous substances into the environment. Such releases could cause substantial damage or injuries. Environmental expenditures have been and will continue to be significant. The Cooperative does not believe that such costs have had or will have a material adverse effect on its business; however, it is impossible to predict or quantify the impact of future environmental laws and regulations.

   The Cooperative is also involved in certain legal proceedings arising out of environmental matters.

   In 1986, 17 lawsuits were filed against Triad Chemical and other defendants in Louisiana state courts in which numerous plaintiffs alleged personal injuries and property damage resulting from exposure to hazardous waste from the Combustion, Inc. site. Additionally, Triad has been notified by the Environmental Protection Agency under Section 104 of CERCLA of the possible disposition of Triad waste at the Combustion site.

PROPERTIES

   General

   The Cooperative manufactures nitrogen fertilizer products at its Yazoo City, Mississippi, plant and at its 50%-owned production facility at Donaldsonville, Louisiana. Mississippi Potash owns potash mining and refining facilities near Carlsbad, New Mexico, which produce various grades of potash. Mississippi Phosphates manufactures DAP at its fertilizer production facilities in Pascagoula, Mississippi, which facilities were returned to full operation in December of 1991.

   The plants of the Cooperative and its subsidiaries are complete with necessary support facilities, such as roads, railroad tracks, storage, offices, laboratories, warehouses, machine shops and loading facilities. Adequate supplies of water and electric power are available at all locations. In addition to the fertilizer storage facilities at Yazoo City and Pascagoula, Mississippi, Carlsbad, New Mexico, and Donaldsonville, Louisiana, the Cooperative also owns or leases 23 major fertilizer storage and distribution facilities at other locations in Alabama, Arkansas, Florida, Georgia, Louisiana, Mississippi, Missouri, Tennessee and Texas, with a total system-wide storage capacity of approximately 393,000 tons.

   The Cooperative owns an administration building at Yazoo City which contains approximately 65,000 square feet of office space.

   Yazoo City

   The Cooperative's Yazoo City manufacturing facility, which is located on approximately 1,180 acres owned by the Cooperative, is a closely integrated, multi-plant nitrogen fertilizer production complex. The complex includes facilities for the production of anhydrous ammonia, ammonium nitrate fertilizer, nitrogen solutions and urea fertilizer, as well as a 20.5 megawatt cogeneration power plant. The principal facilities at Yazoo City are:

FACILITY                                       DESIGN CAPACITY
Anhydrous Ammonia Plant                       1,400 tons per day
Nitric Acid Plants                            2,150 tons per day
Ammonium Nitrate Synthesis Plant              2,830 tons per day
Ammonium Nitrate Prilling Facilities          2,100 tons per day
Urea Synthesis Plant                           500 tons per day
Nonpressure Solutions Plant                   1,400 tons per day
Ammonia Storage                                  36,000 tons
Ammonium Nitrate Storage                         60,000 tons
Urea Storage                                      9,000 tons
Nonpressure Solutions Storage                    18,700 tons

Note: Nonpressure solutions are made from ammonium nitrate synthesis and urea synthesis. Prilled urea is made from urea synthesis. Production of solutions at the above rate would fully utilize urea synthesis capacity.

   In fiscal 1993, the Cooperative completed construction of a new nitric acid plant and a new ammonium nitrate neutralizer and modification of existing neutralizers at its Yazoo City facilities. These projects, which cost approximately $32,000,000, were financed with internally generated funds and long-term borrowings. These projects resulted in increased design capacity for nitric acid production of approximately 200 tons per day and an increased design capacity for ammonium nitrate synthesis production of 630 tons per day.

   Donaldsonville

   The Donaldsonville facility (Triad) is a closely integrated, multi-plant nitrogen fertilizer production complex at which anhydrous ammonia and urea fertilizer are produced. The Donaldsonville complex is located on approximately 46 acres fronting the Mississippi River. The principal facilities at Donaldsonville are:

    FACILITY                  DESIGN CAPACITY
Anhydrous Ammonia Plant     1,275 tons per day
Urea Synthesis Plant        1,700 tons per day
Urea Prilling Facilities    1,500 tons per day
Ammonium Storage               30,000 tons
Bulk Urea Storage              35,000 tons

Note: The Company is entitled to one-half of the production from the Donaldsonville facility.

   Triad also owns dock and loading facilities which allow the plant to be served by oceangoing vessels.

   Pascagoula

   The plant site is located on approximately 1,500 acres of land near Pascagoula, Mississippi, owned by Mississippi Phosphates. A portion of the plant site fronts approximately 1,400 feet on a deep water channel, thus allowing the plant to be served by oceangoing vessels. The Pascagoula facility is a closely integrated, multi-plant phosphate fertilizer complex which manufactures DAP. The principal facilities at Pascagoula are:


FACILITY                         DESIGN CAPACITY
Sulfuric Acid Plants            3,000 tons per day
Phosphoric Acid Plant            900 tons per day
Fertilizer Granulation Plant    1,865 tons per day
Ammonia Storage                    25,000 tons
Wet Rock Storage                   80,000 tons
DAP Storage                        45,000 tons

   Carlsbad, New Mexico

   On July 1, 1993, the Cooperative transferred its potash assets to Mississippi Potash. Current estimated total production capacity is 400,000 tons per year of muriate of potash. The total production capacity is in the form of granular muriate of potash. Granular potash storage capacity is 130,000 tons. Compactor potash storage capacity is 30,000 tons.

   Revised estimates of potash ore reserves underlying the Carlsbad properties were compiled in 1981 and 1983. According to these estimates, Mississippi Potash's reserves were estimated to contain 346,238,000 tons of in-situ ore with an average grade of 15.25% K\\2\\O or 297,862,000 tons of recoverable ore with an average grade of 14.88% K\\2\\O. Since these estimates were made, ore extracted would indicate remaining reserves of 334,445,130 tons of in-situ ore with an average grade of 15.26% K\\2\\O or 297,862,000 tons of recoverable ore with an average grade of 14.88% K\\2\\O. With expected ore processing efficiencies, this estimated reserve base is equivalent to 57,179,653 tons of product muriate of potash with an average grade of 60% K\\2\\O.

   In fiscal 1993, Mississippi Potash purchased additional underground mining and conveying equipment at a cost of approximately $4,800,000. This acquisition will allow the extraction of an additional bank of richer ore, thereby adding to the efficiency of the Carlsbad extraction process. In early fiscal 1994, Mississippi Potash's Board of Directors approved additional capital expenditures of approximately $2,200,000 for expansion of the granular potash production capability at the Carlsbad facility. This project was completed in recent weeks resulting in potash production capacity of 400,000 tons per year. This expansion was financed with internally generated funds.

   Hardee County - Florida

   In 1980, the Cooperative completed the purchase of phosphate rock property in Hardee County, Florida. This property, containing approximately 10,000 acres, is estimated by the Cooperative to contain approximately 61,685,000 recoverable tons of phosphate rock of commercial quality (averaging 66% BPL). As of July 16, 1990, the Cooperative entered into an agreement with a major fertilizer company whereby the Cooperative granted to that company the exclusive option, for a period of four years from the contract date, to purchase the Cooperative's Hardee County, Florida, phosphate rock properties. The Cooperative and the option holder are in the process of negotiating new arrangements with respect to the properties.

LEGAL PROCEEDINGS

   Combustion, Inc., Litigation

   On July 15, 1986, the first of 17 lawsuits was filed by numerous plaintiffs in the Twenty-first Judicial District Court, Parish of Livingston, State of Louisiana, against Triad Chemical (a joint venture in which the Cooperative has a 50% interest) and approximately 80 to 90 other named defendants. An additional 211 parties have been added as third-party defendants. The plaintiffs' claims are based on alleged personal injuries and property damages as a result of exposure to hazardous waste from the Combustion, Inc., site in Livingston Parish, Louisiana.

   These cases were removed to the United States District Court for the Middle District of Louisiana, then remanded to State Court, and have now been removed once again to Federal Court. Plaintiffs have filed a motion to have the cases remanded to State Court.

   The plaintiffs moved for certification of a class for the purpose of consolidating the pending litigation as one class action suit, and in January 1991, a state class was certified by the District Court judge. The Louisiana First Circuit Court of Appeal affirmed the certification of the class, but reversed the definition of the class and remanded the issue to the trial court for further determination.

   Triad is vigorously defending its position in these proceedings and considers its defense meritorious.

   CERCLA Sites

   Triad has received and responded to letters issued by the United States Environmental Protection Agency ("EPA") under Section 104 of the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") relative to the possible disposition of Triad waste at two disposal sites identified as the Combustion, Inc. site south of Baton Rouge, Louisiana, and the Cleve Reber site in Ascension Parish, Louisiana. Under CERCLA, generators of waste may be held responsible for investigation and site cleanup costs.

   Potash Litigation


   On April 1, 1993, the first of 12 class action lawsuits was filed against the Company and other United States and Canadian potash producers. These suits were consolidated into a single action in Minnesota.

   In addition, other actions containing substantially similar allegations were filed in United States District Courts in Illinois and Virginia. These suits were also consolidated with the Minnesota proceeding.


   In these consolidated complaints, plaintiffs alleged that, beginning in 1987, the Canadian potash producers conspired to fix the price of potash sold in the United States in violation of the federal antitrust laws, specifically Section 1 of the Sherman Act. The conspiracy allegedly spread to include the United States producers named as defendants. For the violations, plaintiffs requested an injunction prohibiting the defendants from continuing the alleged conspiracy, unspecified monetary damages and attorneys' fees.


   A state court action was also filed against the Company and other
United States and Canadian potash producers in the Superior Court of California. Similarly, this action alleged that a price-fixing conspiracy existed among the defendants, which violated California Uniform Competition Statutes. This suit was removed to federal court and consolidated with the Minnesota cases.

   Upon motion made by defendants, the Minnesota District Court, on December 8, 1993, disqualified certain of the plaintiffs' attorneys in the consolidated action, finding the plaintiffs' claims were based on privileged information improperly or illegally disclosed to plaintiffs. The Court further ordered plaintiffs to file amended complaints, each with an affidavit stating the basis for the allegations contained therein, within 30 days to the date of its order.

        All of the plaintiffs have now filed amended complaints. The Company has not been named as a defendant in any of the amended Minnesota filings . In addition, the Company has been voluntarily dismissed by the plaintiffs in the California state action. The Company expects to enter into a Tolling Agreement with two of the Minnesota plaintiffs whereby the Company will agree that the running of time under any applicable statute of limitations will be tolled for the period from the date of the Tolling Agreement through September 30, 1994.

   Potash Investigation

   On November 24, 1993, the Antitrust Division of the Department of Justice served the Company with a grand jury subpoena in connection with its investigation of these allegations of price fixing by United States and Canadian potash producers. The subpoena requests that the Company produce certain documents relating to its potash business in the United States and Canada. The Company is in the process of assembling these documents for production.

   Other Legal Proceedings

   In addition to the foregoing, the Cooperative and its subsidiaries, in the ordinary course of business, are the subject of, or a party to, other various pending or threatened legal proceedings. The Cooperative believes that any ultimate liability arising from these actions would not have a material effect on its financial position or results of operations.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COOPERATIVE

   Directors

   The Cooperative is governed by a Board of Directors consisting of 24 persons. Directors are elected for a term of three years. The following persons are now serving on the Board of Directors of the Cooperative.

                                             YEAR
                                             FIRST    YEAR
                                  DATE     ELECTED    TERM
NAME AND ADDRESS                OF BIRTH   DIRECTOR  EXPIRES  PRESENT PRINCIPAL OCCUPATION
W.H. Allen, Jr.                 04/16/52      1988     1994   President, The Catfish Institute
P.O. Box 247
Belzoni, MS  39038
John W. Anderson*               12/15/34      1989     1995   President and Chief Executive
P.O. Box 2227                                                 Officer, Alabama Farmers
Decatur, AL 35609                                             Cooperative, Inc. (Farmer Co-op)

Coley L. Bailey*                12/27/50      1978     1994   Farmer
691 Air Industrial Park Road
Grenada, MS  38901
Chairman of the Board of
 Directors
U. Owen Bibb, Jr.               05/12/33      1988     1994   Farmer (Partner, The Bibb
P.O. Box 1075                                                 Company)
Tunica, MS  38676

F. Neal Bolton                  06/19/38      1984     1996   Sugar Processing Executive
P.O. Box 67                                                   (General Manager and
St. James, LA  70086                                          Secretary-Treasurer, St. James
                                                              Sugar Co-op)

Randon D. Bounds                01/06/49      1991     1994   Fertilizer Dealer (Owner and
401 South Main Street                                         General Manager, Paul E.
Picayune, MS  39466                                           Bounds, Inc.)

Bruce J. Brumfield*             05/12/38      1984     1996   Farmer (Partner, Brumfield
P.O. Box 165                                                  Plantation and FTB Farms)
Inverness, MS  38753

Frank R. Burnside, Jr.*         02/28/49      1985     1994   Farm Supply Dealer (Vice
P.O. Box 535                                                  President - Manager, Newellton
Newellton, LA  71357                                          Elevator Company, Inc.)

Robert A. Carson*               01/16/27      1962     1995   Farmer (Partner, Buckskin
Route 1, Box 112                                              Plantation)
Lambert, MS  38643

John A. Denton                  03/20/52      1990     1996   Farmer (Vice President, Denton
P.O. Box 189                                                  Company, Inc.; Partner, J&P
Shelby, MS  38774                                             Planting Company)

                                             YEAR
                                             FIRST    YEAR
                                  DATE     ELECTED    TERM
NAME AND ADDRESS                OF BIRTH   DIRECTOR  EXPIRES  PRESENT PRINCIPAL OCCUPATION
Robert P. Dixon*                08/06/43      1986     1995   President and Chief Executive
P.O. Box 5489                                                 Officer, SF Services, Inc.
North Little Rock AR  72119                                   (Farmer Co-op)

Charles O. Dunn*                11/16/47      1992     1996   President and Chief Executive
P.O. Box 388                                                  Officer, Mississippi Chemical
Yazoo City, MS  39194                                         Corporation; Vice Chairman
                                                              and Chief Executive Officer,
                                                              Newsprint South, Inc.

W.R. Dyess                      05/25/39      1991     1995   Farm Supply Dealer (President
103 North 7th Street                                          and Owner, Dyess Farm
Corsicana, TX  75110                                          Center, Inc., and ABC Ag
                                                              Center, Inc.)

A.T. Evans*                     10/26/30      1981     1996   Farmer (Managing Partner, E.F.
P.O. Box 7                                                    Nunn and Company)
Shuqualak, MS  39361

John A. Gaston                  10/17/38      1991     1996   Senior Vice President -
P.O. Box 5489                                                 Principal Financial
North Little Rock, AR  72119                                  Officer, SF Services,
                                                              Inc. (Farmer Co-op)

Thomas H. Gist, Jr.             12/17/34      1977     1995   Farmer
Route 3, Box 261
Marianna, AR  72360
Carroll F. Harpole              05/11/35      1986     1995   President, Chem-Nut, Inc.
P.O. Box 3706                                                 (Distributor of Agricultural
Albany, GA  31707                                             Chemical)

John Sharp Howie*               12/22/39      1966     1996   Farmer (President, Howie
23 Woodlawn Drive                                             Cedar Grove, Inc.; Partner, L&J
Yazoo City, MS  39194                                         Farms and Cedar Grove
Vice Chairman of Board of                                     Plantation)
 Directors

G. David Jobe*                  01/05/43      1989     1995   Senior Vice President,
615 Locust Street                                             Corporate Operations, MFA
Columbia, MO  65201                                           Incorporated (Farmer Co-op)

Tom C. Parry*                   03/17/28      1972     1995   Retired President, Mississippi
240 Gulf Shore Drive, #732                                    Chemical Corporation
Destin, FL  32541

W.A. Percy II*                  11/17/39      1988     1994   Farmer (Partner, Trail Lake
P.O. Box 189                                                  Enterprises, President,
Arcola, MS  38722                                             Greenville Compress Company)

Gene C. Pickens                 04/04/27      1984     1996   Farmer (Director, Alabama
265 Co. Road 19                                               Farmers Cooperative, Inc.)
Mount Hope, AL  35651                                         (Farmer Co-op)

                                             YEAR
                                             FIRST    YEAR
                                  DATE     ELECTED    TERM
NAME AND ADDRESS                OF BIRTH   DIRECTOR  EXPIRES  PRESENT PRINCIPAL OCCUPATION
E.C.A. Runge                    08/04/33      1985     1994   Professor and Head of Soil and
Soil and Crop Sciences Dept.                                  Crop Sciences Department,
Texas A&M University                                          Texas A&M University
College Station, TX  77843


Wayne Thames*                   03/30/36      1973     1994   Cattleman
Route 2, Box 194-A
Evergreen, AL  36401

*  Member of Executive Committee.

   All of the above named directors have served on the Cooperative's Board of Directors and in the occupations shown above for more than five years except the following:

John W. Anderson - Mr. Anderson is a resident of Decatur, Alabama. In May of 1989, he was named Chief Executive Officer of Alabama Farmers Cooperative, Inc. Prior to 1989, Mr. Anderson was Manager of the Anderson's Peanuts Division of Alabama Farmers Cooperative. He had been affiliated with Anderson's Peanut Division since 1984.

G. David Jobe - Mr. Jobe is a resident of Columbia, Missouri, where he serves as Senior Vice President of Corporate Operations of MFA Incorporated. He has been affiliated with MFA since 1981.

John A. Denton - Mr. Denton is a farmer and a resident of Cleveland, Mississippi. Since 1973, he has served as Vice President of Denton Company, Inc. He is also a partner in J&P Planting Company and a Vice President of Denton Gin Company, Inc., and Shelby Service petroleum.

Randon D. Bounds - Mr. Bounds is a resident of Carriere, Mississippi, and is a fertilizer dealer. Since 1988, he has served as President and General Manager of Paul E. Bounds, Inc., with stores in Picayune and Poplarville,
Mississippi.

W.R. Dyess - Mr. Dyess is a farm supply dealer and a resident of Ennis, Texas. Since 1972, he has served as President of Dyess Farm Center, Inc., in Bardwell, Texas, and ABC Ag Center, Inc., in Corsicana, Texas.

John A. Gaston - Mr. Gaston is a resident of North Little Rock, Arkansas. Since 1991, he has served as Senior Vice President-Principal Financial Officer of SF Services, Inc., in North Little Rock, Arkansas. During fiscal 1991, Southern Farmers Association and MFC Services (AAL) combined their assets to create SF Services, Inc. Prior to 1991, Mr. Gaston served MFC Services

   (AAL) for 26 years in various positions, including Senior Vice President and Treasurer.

   Charles O. Dunn - Mr. Dunn has been employed by Mississippi Chemical Corporation since 1978; he was elected President and Chief Executive Officer of the Cooperative in April 1993. Prior to becoming President, Mr. Dunn served in various positions within the Cooperative, including Attorney and Executive Vice President. Mr. Dunn is also Vice Chairman of the Board of Directors and Chief Executive Officer of Newsprint South, Inc.

   On August 23, 1991, the Cooperative's Board of Directors passed a resolution authorizing SF Services, Inc., to have two representatives on the Cooperative's Board at all times.

   Executive Officers of the Cooperative

   Officers are elected for a one-year term by the Board of Directors. The following executive officers have been elected and were serving as of July 1, 1993:

                                                                                        EFFECTIVE
                                        EMPLOYMENT                                       DATE IN
                            DATE OF      DATE WITH         PRIOR POSITION WITH           PRESENT
 OFFICER                     BIRTH      COOPERATIVE            COOPERATIVE              POSITION
Charles O. Dunn             11/16/47      12/1/78      11/01/88    Executive Vice        4/1/93
President and Chief                                       to       President
Executive Officer                                      04/01/93

W.F. Hawkins                1/19/31      07/12/66      10/27/81    Senior Vice           4/28/87
Senior Vice President-                                    to       President-Finance
Finance and                                            04/28/87
Administration

David W. Arnold             12/06/36     08/01/66      10/27/87    Senior Vice           7/1/91
Senior Vice President-                                    to       President-
Technical Group                                        07/01/91    Research and
                                                                   Engineering

C.E. McCraw                 03/26/48     01/14/74      04/28/87    Vice President-      10/29/91
Senior Vice President-                                    to       Operations
Fertilizer Group                                       07/01/91

                                                       07/01/91    Vice President-
                                                          to       Fertilizer Group
                                                       10/29/91

Robert E. Jones             08/18/47     02/19/74      06/24/86    General Counsel      10/24/89
Vice President and                                        to
General Counsel                                        10/24/89

                                                                                        EFFECTIVE
                                        EMPLOYMENT                                       DATE IN
                            DATE OF      DATE WITH         PRIOR POSITION WITH           PRESENT
 OFFICER                     BIRTH      COOPERATIVE            COOPERATIVE              POSITION
Rosalyn B. Glascoe          07/06/44     04/13/81                                        6/24/86
Corporate Secretary

   All officers are full-time employees of the Cooperative.

COMPENSATION OF DIRECTORS

   Coley L. Bailey, who is chairman of the Board of Directors of the Cooperative, is paid a monthly fee of $1,667 plus expenses. All other directors, excluding Charles O. Dunn, are paid $400 per meeting day, plus expenses. Charles O. Dunn receives no remuneration as a director.

COMPENSATION OF EXECUTIVE OFFICERS

   The primary components of the Cooperative's executive officers' compensation program are base salaries and annual bonuses.

                           SUMMARY COMPENSATION TABLE

                                                                                          Long-Term Compensation
                                                                Annual Compensation                Awards              Payouts
             (a)             (b)          (c)                (d)            (e)            (f)        (g)       (h)      (i)
                                                                           Other
                                                                           Annual      Restricted
           Name and                                                        Compen-       Stock                 LTIP    All Other
          Principal                      Salary             Bonus          sation       Award(s)     Options/ Payouts Compensation
           Position         Year          ($)                ($)            ($)           ($)        SARs (#)   ($)       ($)
Charles O. Dunn             1993        $243,319           $64,612         $4,427       $             $         $        $
President                   1992        $216,600           $65,846         $4,303       $             $         $        $
                            1991        $202,416           $68,822         $4,116       $             $         $        $

W.F. Hawkins                1993        $212,628           $45,077         $4,427       $             $         $        $
Senior V. Pres. -           1992        $198,720           $55,344         $4,303       $             $         $        $
 Finance and                1991        $185,700           $57,567         $4,116       $             $         $        $
 Administration

C.E. McCraw                 1993        $195,132           $41,758         $4,427       $             $         $        $
Senior V. Pres. -           1992        $175,008           $46,377         $4,303       $             $         $        $
  Fertilizer Group          1991        $151,836           $42,515         $4,116       $             $         $        $

Robert E. Jones             1993        $162,648           $32,123         $4,427       $             $         $        $
V. Pres.  and               1992        $152,016           $34,584         $4,303       $             $         $        $
 General Counsel            1991        $142,008           $35,502         $4,116       $             $         $        $

David W. Arnold             1993        $159,540           $30,711         $4,427       $             $         $        $
Senior V. Pres. -           1992        $149,100           $33,920         $4,303       $             $         $        $
 Technical Group            1991        $139,344           $34,836         $4,116       $             $         $        $

    * In 1973 the Cooperative established a thrift plan for its employees. Under this plan, employees may defer up to a maximum of 17.6% of their base pay, or $8,994 as allowed by law. The Cooperative matches the first 6% of the employee's contribution at the rate of $0.50 to the $1.00. Effective April 1, 1984, the plan was converted to a 401(k) plan. Employee salary deferrals are included, for purposes of this report, as other annual compensation in the Summary Compensation Table. Employees become fully vested in Cooperative matching contributions after five years' participation in the plan. The amounts disclosed in column (e) of the Summary Compensation Table represent employee salary deferrals otherwise payable during the fiscal year ended June 30, 1993.

   Base Salaries.

   Base salaries of the President and other executive officers are based on internal equity and external competitiveness. The Cooperative has retained W.M.S., a compensation consulting firm to assist in the establishment of salary ranges for each executive officer. Individual salaries are set within the established range based on subjective individual performance evaluations. It is the objective of the Compensation Committee of the Cooperative to develop salary programs which attract and maintain qualified key employees.

   Annual Bonuses.

   Annual bonuses for executive officers are intended to reward key employees who have a material impact on the Cooperative's operating results. Bonuses are not paid unless the Cooperative's financial performance, as measured by specified ratios, ranks in the top 50% of an industry survey. The President's bonus is based on corporate performance. Other executive officers' bonuses are based in part on corporate performance, as measured by specific financial measurements, and in part on management's evaluation of each executive officer's performance. These criteria are reviewed and approved by the Compensation Committee. Under this plan, the Chief Executive Officer's bonus can range as high 30% of base salary. Other executive officers can achieve bonuses up to a maximum percentage established by the Compensation Committee. For 1993, maximum bonus potential for the Cooperative's four most highly compensated executive officers, other than the Chief Executive Officer, ranged between 15% and 21%.

BOARD COMPENSATION COMMITTEE

   The Compensation Committee of the Board of Directors reviews and approves the compensation policies of the Cooperative and the compensation paid to executive officers. The members of the Compensation Committee are John Sharp Howie, Chairman, Bruce J. Brumfield, Robert P. Dixon and Thomas H. Gist, Jr.

   No member of the Compensation Committee is an employee of the Cooperative.

PENSION PLAN

   The Cooperative provides a "Defined Benefit" retirement plan for all regular employees meeting established age and employment service requirements. Benefits are determined based on average pay and years of credited service. Annual Cooperative contributions on behalf of individual specified participants cannot be calculated by plan actuaries. Only an employee's "base pay" is covered by the plan. Plan compensation does not include bonuses, overtime or shift differentials. The following table shows estimated annual benefits payable at age 65 to newly hired persons in specified compensation and years of service categories. Listed benefits are not subject to deductions for social security or other offset amounts.

                               PENSION PLAN TABLE


REMUNERATION                          YEARS OF SERVICE


                   15            20               25              30             35

  $ 25,000      $ 4,688       $ 6,250         $  7,813        $  9,375        $ 10,938
  $ 50,000      $10,005       $12,500         $ 15,625        $ 18,750        $ 21,875
  $100,000      $25,005       $32,440         $ 39,763        $ 47,175        $ 54,880
  $150,000      $40,005       $52,440         $ 64,763        $ 77,175        $ 89,880
  $200,000      $55,005       $72,440         $ 89,763        $104,077        $104,077
  $250,000      $65,757       $86,776         $104,077        $104,077        $104,077
  $300,000      $65,757       $86,776         $104,077        $104,077        $104,077
  $350,000      $65,757       $86,776         $104,077        $104,077        $104,077
  $400,000      $65,757       $86,776         $104,077        $104,077        $104,077
  $450,000      $65,575       $86,776         $104,077        $104,077        $104,077


Years of service for the officers listed in the Summary Compensation Table are: Charles O. Dunn - 15; William F. Hawkins - 27; C.E. McCraw -20; Robert E. Jones - 20; and David W. Arnold - 28.

SUPPLEMENTAL BENEFIT PLAN

   In fiscal 1984, the Cooperative established a nonqualified "Defined Benefit" Supplemental Benefit Plan for any employee who is a participant in the Pension Plan and whose benefits from that Plan will, at his retirement, be limited by the operation of Section 415 of the Internal Revenue Code and/or, effective for fiscal 1991, Section 407(a)(17) of the Code. The purpose of the supplemental plan is to make up the difference between the defined pension benefit permitted under Section 415 of the Code and what would otherwise be payable but for the
Section 415 limit.

   Benefits from this Plan will be payable to any participant designated by the Plan Administrator on a monthly basis beginning at the time and under the terms that would have applied if such benefits had been payable from the Pension Plan.

   The following table shows estimated annual benefits payable under the Plan to persons in specified compensation and years of service categories.

The actual benefit paid under the supplemental plan is the supplemental benefit minus the allowable pension plan benefit.

                        SUPPLEMENTAL BENEFIT PLAN TABLE


 REMUNERATION         YEARS OF SERVICE

                    20       30        40

   $150,000      $   -0-   $   -0-  $  2,351

   $200,000      $   -0-   $ 6,518  $ 42,351

   $250,000      $ 8,456   $36,581  $ 82,351

   $300,000      $28,456   $66,581  $122,351
   $350,000      $48,456   $96,581  $162,351

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

   As of the record date, the voting securities of the Cooperative owned of record or beneficially by any person who owns of record, or is known by the Cooperative to own beneficially, more than 5% of any class of such securities are shown below:

                                                          AMOUNT
NAME AND ADDRESS                              TYPE OF      OWNED    PERCENT OF
                           TITLE OF SHARES   OWNERSHIP   (SHARES)     CLASS

SF Services, Inc.             Nitrogen         Record     469,080      11.8
824 N. Palm Street             Potash          Record      24,001      64.6
P.O. Box 5489
N. Little Rock, AR  72119
Mulberry Phosphates, Inc.     Nitrogen          None        None        -0-
P.O. 797                       Potash          Record      12,110      32.6
Mulberry, FL 33860

   As of the record date, the officers and directors collectively owned directly and indirectly approximately 51,000 shares which represents less than 1.3% of all classes of outstanding shares of Cooperative Common Stock. The Cooperative knows of no contractual arrangements which may at a subsequent date result in a change in control of the Cooperative.

                             NEWSPRINT SOUTH, INC.

DESCRIPTION OF NEWSPRINT SOUTH, INC.

   General.

          The Cooperative's wholly owned subsidiary, Newsprint South, Inc. ("NSI"), manufactures and distributes newsprint. NSI was organized in 1986 under the general corporate laws of the state of Delaware. It is taxed as a general corporation under Subchapter C of the Internal Revenue Code. It is currently anticipated that, prior to the Merger, the Cooperative will dispose of a majority of its interest in the outstanding common stock of NSI.

   Business.

          In 1989, NSI completed the construction of a newsprint mill near Grenada, Mississippi, at a cost of approximately $350 million. NSI sold the newsprint mill and leased it back from a third party. The operating lease provides for a 20-year term which expires December 31, 2009. Rental payments are made semiannually and may vary based on prevailing interest rates.

          For the last three fiscal years, NSI's sales were $97,293,000 for 1993; $95,472,000 for 1992; and $106,073,000 for 1991. During the last four fiscal years, NSI incurred losses of $17,891,000 for 1993; $18,346,000 for 1992; $8,653,000 for 1991; and $21,838,000 for 1990. A further significant loss is projected for fiscal 1994.

          NSI's losses are directly attributable to depressed conditions in the newsprint industry, since mill operations have been reliable and costs have been reduced due to increased production and improved mill performance.


          U.S. newsprint prices have been extremely depressed for several years and are currently at historical lows. A massive capacity buildup during the late 1980's coincided with a decline in newsprint consumption, causing an acute supply/demand imbalance and a precipitous decline in the price of newsprint. Newsprint prices declined by over 30% during the period from 1988 to mid-1992, causing record losses for the newsprint industry. Following a brief and modest improvement in prices during late 1992 and early 1993, prices have returned to mid-1992 levels. A price increase has been announced for late Spring 1994. However, even if this increase is fully implemented, NSI's manufacturing and distribution costs will still be well in excess of the sales price of newsprint. NSI is not expected to return to profitability in the near term.


          As a result of NSI's losses, which are expected to continue, and continuing negative industry trends, the Cooperative's Board of Directors has authorized the Cooperative's management to dispose of the Cooperative's interest in NSI.

   Properties.

          NSI's newsprint mill is located on approximately 900 acres in Grenada County, Mississippi. The facility includes an administration building, chipping and chip storage facilities, warehouse and paper storage facilities, a paper machine, a thermomechanical pulp mill, water intake, pipeline and storage facilities.


          NSI began manufacturing newsprint in July of 1989. Annual design production capacity of the mill is 224,000 tons of newsprint. Production during the fiscal years ended June 30, 1993, 1992, and 1991, was 236,687; 227,434; and
224,835 tons, respectively.

   Marketing.

          Newspaper publishers, commercial printers and other users of newsprint located primarily in the South and Southwest have contracted to purchase approximately 218,000 tons of NSI's newsprint production, which accounts for approximately 97% of NSI's design production capacity. These contracts provide for prices based on prevailing market conditions.


          NSI has identified a number of southern states as its primary market area. These states have experienced a newsprint demand growth similar to that of the total U.S. southern region--the fastest growing newsprint demand market in the U.S. In fiscal years 1993, 1992 and 1991, NSI's sales in these states accounted for 87.0%, 84.6% and 82.2%, respectively, of total newsprint sales.

   Competition.

          Canada is the largest supplier of newsprint to the U.S. market, supplying approximately 50% of total U.S. demand.

          Currently, NSI's principal competitors are both southern regional producers and other North American producers. It is anticipated that the most significant future competition will consist of 10 southern regional producers, none of which are expected to hold a dominant regional market share. The principal methods of competing are price and quality.

   Raw Materials.

          Pine timber is the principal raw material required for NSI's newsprint production. Production at the mill also requires significant amounts of water and electricity. Pine timber is in ample supply within the area surrounding the mill, and NSI has access to adequate supplies that it either owns, has under contract, or can readily obtain on the open market. During fiscal 1993, demand for timber continued to increase in NSI's procurement area and prices rose. Electricity is supplied to the site pursuant to a contract with the Tennessee Valley Authority. Water supplies are adequate and are obtained from fully permitted water intake facilities on the Yalobusha River near the mill.

   Employees.

          NSI has approximately 220 employees.

   Compliance with Environmental Regulations.


          The thermomechanical pulp ("TMP") production process utilized in NSI's newsprint mill was selected in part because of its minimal environmental impact as compared to traditional Kraft processes. Since completion of the mill, there have been no material environmental capital expenditures. Additionally, because the mill was recently constructed in accordance with applicable environmental standards, environmental expenditures in future years are not expected to be material under existing governmental standards. Presently, the EPA has proposed rules commonly known as the "cluster rule" which would affect both air and water emissions from the pulp and paper industry. NSI is assessing the cost of complying with these rules if implemented. NSI believes that it is in compliance in all material respects with applicable environmental requirements. The mill is operated under permits relating to both the Clean Air Act and the Clean Water Act. NSI cannot predict the impact of future laws and regulations.

THE DISPOSITION OF NSI

          The Board of Directors of the Cooperative has determined that NSI and its newsprint operations no longer represent a strategic business for the Cooperative and that a disposition of those interests is in the best interest of the Cooperative. The Board does not consider it likely that NSI will be profitable in the foreseeable future. As of a current date, NSI has a substantial negative net worth and, in the absence of a significant and prolonged improvement in NSI's performance, the common equity of NSI is unlikely to have any material value. The Board believes that the disposition of NSI will benefit the Cooperative by enabling it to focus attention on its core fertilizer business. At the same time, NSI will be free to continue efforts to restructure its obligations in a manner which will permit continued operations.


          The Cooperative and the principal parties (the mill owner and the primary lender) to the leveraged lease transaction pursuant to which the NSI facilities are financed are discussing a proposed transaction involving a transfer by the Cooperative of a majority of its interest in NSI. Under the terms of the proposed transaction, the Cooperative will pay $19 million to NSI in various forms, including capital contributions, payments in liquidation of the Cooperative's obligations under a newsprint purchase contract and certain tax-compensating payments pursuant to a tax-sharing agreement. Prior loans in the amount of approximately $14 million made by the Cooperative to NSI pursuant to a newsprint purchase contract between the Cooperative and NSI will be converted to capital. Pursuant to the proposed transaction, the Cooperative will also purchase from NSI CoBank common stock in the face amount of $3,985,000 for a purchase price of $4 million. This stock is scheduled for redemption at the face amount by CoBank during the next five years. It is the Cooperative's objective to complete this transaction prior to June 30, 1994. Consummation is subject to the prior approval of the boards of directors of the respective parties and to the negotiation and execution of definitive documents.

          If for any reason the above-described transaction is not implemented, it is the intention of the Cooperative to dispose of a majority of its interest in the NSI stock pursuant to an alternate transaction which will be completed as soon as possible, but not later than June 30, 1995.

          The mill owner and the primary lender have taken the position that a disposition of NSI by the Cooperative requires their prior consent. The Cooperative believes that it has the right to proceed with a disposition of its interests without any prior consent and that it can do so in a manner consistent with all of its obligations in connection with the financing of NSI.

          Although NSI's debts are "non-recourse" to the Cooperative and the Cooperative is not responsible for NSI's continuing losses, as a wholly owned subsidiary, NSI's financial results are consolidated with those of the Cooperative. Following the disposition of a majority of the Cooperative's interest in NSI, NSI will cease to be a wholly owned subsidiary of the Cooperative and its financial results will no longer be consolidated with those of the New Company.

CONTINUING RELATIONSHIPS BETWEEN THE COOPERATIVE AND NSI


          It is anticipated that the Cooperative will retain a minority interest in NSI.

          The Cooperative currently provides certain services to NSI under a management services agreement dated August 15, 1989. Under this arrangement, the Cooperative provides engineering, accounting, data processing, legal and other services to NSI for a monthly fee plus reimbursement of all direct expenses incurred on behalf of NSI. During the years ended June 30, 1993 and 1992, NSI incurred charges from the Cooperative of $2,510,000 and $2,548,000, respectively, under the management services agreement. The current term of this agreement expires October 1, 1994. Under the proposed arrangements with the leveraged lease parties, the Cooperative would continue to provide management services during a transition period of up to six months.

          When NSI was formed, the Cooperative entered into an agreement with NSI to purchase for resale up to 61,145 tons of newsprint per year. The agreement provides that the Cooperative's obligation to purchase is reduced by the extent to which NSI enters into agreements for the sale of such newsprint to third parties. NSI has secured customers for the newsprint, and no deliveries of newsprint have been made directly to the Cooperative. If the ultimate customers purchase the newsprint at prices less than NSI's cash costs and expenses, determined consistent with generally accepted accounting principles, the Cooperative is required to advance NSI the difference between the price paid by such customers and NSI's cash costs and expenses. Amounts payable from the Cooperative to NSI under this agreement were $3,995,000 for the fiscal year ended June 30, 1993, and $4,190,000 for the fiscal year ended June 30, 1992. The Cooperative's obligations to make payments based on NSI's costs expires on June 30, 1996. NSI is obligated to repay the Cooperative these amounts when the market price of newsprint exceeds the related cost of production and NSI has achieved specified levels of profitability. The term of this agreement extends until December 31, 2010. Under the proposed transaction with the primary parties to the leveraged lease, the Cooperative would be released from its further obligations under the newsprint contract. If for any reason the proposed transaction is not completed, the newsprint contract would remain in effect.


                                 OTHER MATTERS

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

   Transactions with Management and Others.


   The primary business of the Cooperative is to provide fertilizer products to its shareholders pursuant to preferred patronage rights by which they have the right to purchase fertilizer products in proportion to the type and amount of Cooperative Common Stock they own. In order to purchase Cooperative
Stock, the prospective purchaser must first demonstrate a need for the Cooperative's products. The vast majority of the Cooperative's sales are made to its shareholders. Consequently, the directors of the Cooperative are either direct customers of the Cooperative or are affiliated in some capacity with direct customers of the Cooperative. All sales of product to directors and their affiliates are made in the ordinary course of business at prices and terms which are determined based on prevailing competitive conditions and which are comparable to the prices and terms of transactions with other shareholders of the Cooperative.

   Patronage refunds paid to shareholders holding of record or beneficially more than 5% of any class of the Cooperative's outstanding shares during the past three fiscal years were as follows:

                                             PATRONAGE REFUNDS
                                           (DOLLARS IN THOUSANDS)

NAME OF SHAREHOLDER                  1993           1992           1991
SF Services, Inc.                   $1,873         $2,982         $7,708
N. Little Rock, AR
Mulberry Phosphates, Inc.              0              0              0
Mulberry, FL


   Effective November 1, 1987, SF Services, Inc. ("SFS") and the Cooperative entered into a lease agreement by the terms of which SFS leased the Cooperative's storage facility located at North Little Rock, Arkansas, for a period of five years, with an option to purchase said facility. The option was exercised prior to July 1, 1992. Completion of this transaction is expected to occur shortly. Two members of the Cooperative's Board of Directors, Robert P. Dixon and John A. Gaston, are executive officers of SFS.

   On August 30, 1993, the Cooperative conveyed a storage facility located at Decatur, Alabama to Alabama Farmers Cooperative, Inc. John W. Anderson is a member of the Cooperative's Board of Directors and is the President and Chief Executive Officer of Alabama Farmers Cooperative, Inc.

   In the opinion of management, the transactions described are on terms as favorable to the Cooperative as if transacted with unaffiliated third parties.

   Certain Business Relationships.


   During the fiscal year ended June 30, 1993, sales to SFS were approximately $33 million representing approximately 8.5% of the Cooperative's consolidated gross revenues and approximately 8.6% of SFS's consolidated gross revenues. Robert P. Dixon and John A. Gaston are executive officers of SFS. During fiscal 1993, sales to Alabama Farmers Cooperative, Inc. ("AFC") and Chem-Nut, Inc. ("Chem-Nut") were approximately $14 million and approximately $8
million, respectively.   These sales represent 6.6% of the gross revenues
of AFC and 5.9% of the gross revenues of Chem-Nut.  John W. Anderson and Caroll
F. Harpole are executive officers of AFC and Chem-Nut, respectively.
Sales to SFS, AFC and Chem-Nut were on terms and conditions comparable to transactions with other shareholders.

RELATIONSHIP WITH INDEPENDENT ACCOUNTANTS


   Arthur Andersen & Co. has served as the Cooperative's independent public accountants for approximately four years, and has been elected to serve as the independent public accountants for the Cooperative for the fiscal year ending June 30, 1994. Arthur Andersen & Co. has been elected to serve as the independent public accountants for the New Company.

LEGAL MATTERS

   Legal matters in connection with the Plan will be passed upon for the Cooperative by Robert E. Jones, Vice President and General Counsel of the Cooperative. Certain legal matters relating to the federal tax consequences of the Plan will be passed upon for the Cooperative by McDermott, Will & Emery of Chicago, Illinois.

EXPERTS


   The financial statements included in the Proxy Statement/Prospectus on pages F-11 through F-31 have been examined by Arthur Andersen & Co., independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.


                                     By Order of the Board of Directors

                        MISSISSIPPI CHEMICAL CORPORATION
                                AND SUBSIDIARIES

                         INDEX TO FINANCIAL STATEMENTS

                                                              Page
                                                             Number
                                                             ------

Consolidated Balance Sheets                                   F-2
   March 31, 1994 (unaudited) and
   June 30, 1993

Consolidated Statements of Operations                         F-3
   Three months ended March 31, 1994 and 1993 (unaudited)
    and Nine months ended March 31, 1994 and 1993
    (unaudited)

Consolidated Statements of Cash Flows                         F-4
   Nine months ended March 31, 1994 and 1993 (unaudited)

Consolidated Statements of Shareholder-Members'               F-5
  Equity
   Fiscal Year Ended June 30, 1993 and Nine months ended
    March 31, 1994 (unaudited)

Notes to Consolidated Financial Statements (unaudited)        F-6

March 31, 1994 MD&A                                           F-8

Report of Independent Public Accountants                      F-14

Consolidated Balance Sheets                                   F-15
   June 30, 1993 and 1992

Consolidated Statements of Operations                         F-16
   June 30, 1993, 1992 and 1991

Consolidated Statements of Shareholder-Members'               F-17
  Equity at June 30, 1993, 1992 and 1992

Consolidated Statements of Cash Flows                         F-18
   June 30, 1993, 1992 and 1992

Notes to Consolidated Financial Statements                    F-19

Schedule V - Property, Plant and Equipment                    F-32

Schedule VI - Accumulated Depreciation, Depletion and         F-33
  Amortization of Property, Plant and Equipment

Schedule IX - Short-Term Borrowings                           F-34

Schedule X - Supplementary Income Statement Information       F-35

June 30, 1993 MD&A                                            F-36

               MISSISSIPPI CHEMICAL CORPORATION AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)
                                              March 31,    June 30,
                                                 1994        1993
                                              ----------  ----------
        ASSETS                                             Note 1

CURRENT ASSETS:
 Cash and cash equivalents                    $   4,851   $  22,706
 Accounts and notes receivable                   44,950      39,115
 Inventories:
   Finished products                             14,161       9,009
   Raw materials and supplies                     5,003       5,426
   Replacement parts                             27,811      27,268
                                              ---------   ---------
    Total inventories                            46,975      41,703

 Deferred income tax benefit                      6,353           -
 Prepaid expenses and other current assets        4,046       3,730
                                              ---------   ---------
   TOTAL CURRENT ASSETS                         107,175     107,254

INVESTMENTS AND OTHER ASSETS
 National Bank for Cooperatives                   8,887       9,006
 Other                                           10,463       8,039
                                              ---------   ---------
   TOTAL INVESTMENTS AND OTHER ASSETS            19,350      17,045

DEFERRED INCOME TAX BENEFIT                      11,365           -
PROPERTY HELD FOR SALE                           66,928      66,928
PROPERTY, PLANT AND EQUIPMENT, at cost          378,164     370,701
 Less accumulated depreciation,
  depletion and amortization                   (253,032)   (241,316)
                                              ---------   ---------
 Net property, plant and equipment              125,132     129,385
                                              ---------   ---------
                                              $ 329,950   $ 320,612
                                              =========   =========

                  LIABILITIES AND SHAREHOLDER-MEMBERS' EQUITY

CURRENT LIABILITIES:
 Long-term debt due within one year           $   4,738   $  11,237
 Notes payable                                   14,655      13,315
 Accounts payable                                24,881      29,330
 Accrued interest                                 1,515       1,122
 Accrued liabilities                             23,402      10,213
 Income taxes payable                             2,448          47
 Patronage refunds payable                        7,001      13,820
                                               --------    --------
  TOTAL CURRENT LIABILITIES                      78,640      79,084

LONG-TERM DEBT                                   70,679      73,526
OTHER LONG-TERM LIABILITIES                      52,219      41,238
DEFERRED GAIN ON SALE OF NEWSPRINT MILL           6,864       7,190
SHAREHOLDER-MEMBERS' EQUITY                     121,548     119,574
                                               --------    --------
                                              $ 329,950   $ 320,612
                                              =========   =========

See notes to consolidated financial statements.

                        MISSISSIPPI CHEMICAL CORPORATION
                                AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                             Three Months Ended    Nine months ended
                                 March 31,             March 31,
                            -------------------   -------------------
(Dollars in thousands)        1994       1993      1994        1993
                            --------   --------   --------   --------
REVENUES:
  Net sales                 $126,360   $101,986   $280,956   $260,111
  Other                          180        426        266        875
                            --------   --------   --------   --------
                             126,540    102,412    281,222    260,986
COSTS AND EXPENSES:
  Cost of products sold       98,283     85,517    238,014    224,466
  Provision for closure
    of gypsum disposal
    area                       5,922        -0-      5,922        -0-
  Selling, general and
    administrative            18,140     12,739     39,668     35,888
  Interest (net)               1,171      1,398      4,328      4,446
  Interest capitalized           -0-        (99)       -0-     (1,027)
                            --------   --------   --------   --------
                             123,516     99,555    287,932    263,773
                            --------   --------   --------   --------
MARGINS (LOSS) BEFORE
 INCOME TAXES AND
 CUMULATIVE EFFECT OF
 CHANGE IN ACCOUNTING
 PRINCIPLE                     3,024      2,857     (6,710)    (2,787)

INCOME TAXES (CREDIT)         (1,360)    (1,739)    (5,015)    (1,739)
                            --------   --------   --------   --------
MARGINS (LOSS) BEFORE
 CUMULATIVE EFFECT OF
 CHANGE IN ACCOUNTING
 PRINCIPLE                     4,384      4,596     (1,695)    (1,048)

CUMULATIVE BENEFIT TO
 JULY 1, 1993, OF CHANGE
 IN ACCOUNTING FOR
 DEFERRED INCOME TAXES           -0-        -0-     10,255        -0-
                            --------   --------   --------   --------
NET MARGIN (LOSS)           $  4,384   $  4,596   $  8,560   $ (1,048)
                            ========   ========   ========   ========
NET MARGINS (LOSS)
 APPLIED TO:
  Member equities           $  6,267   $ 10,017   $  7,001   $ 17,367
  Retained earnings
   (deficit)                  (1,883)    (5,421)     1,559    (18,415)
                            --------   --------   --------   --------
     TOTAL                  $  4,384   $  4,596   $  8,560   $ (1,048)
                            ========   ========   ========   ========

EARNINGS PER SHARE    (Earnings on shareholder business, less reserves withheld, are returned to shareholder patrons as patronage refunds.
                      Other earnings are retained by the Company.)

DIVIDENDS PER SHARE   (Under the Charter, no dividends are payable on any class
                      of stock.)

See notes to consolidated financial statements.

                        MISSISSIPPI CHEMICAL CORPORATION
                                AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)                                 Nine months ended
                                                           March 31,
                                                     -----------------------
                                                       1994           1993
                                                     -------         -------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net margins (loss)                                  $   8,560       $  (1,048)
 Reconciliation of net margins (loss) to
   net cash provided (used) by operating activities:
  Depreciation, depletion and amortization              13,352          10,338
  Deferred income tax benefit                          (17,718)            -0-
  Accrued gypsum disposal costs                          5,922             -0-
  Deferred lease expense                                 2,522           2,521
  Loss on sale of property, plant
    and equipment                                           60              53
  Net change in operating assets and liabilities           907         (15,618)
  Other                                                 (1,502)            241
                                                     ---------       ---------
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES        12,103          (3,513)

CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchases of property, plant and equipment             (9,288)        (23,420)
 National Bank for Cooperatives stock revolved
   and patronage refunds                                   579             444
 Proceeds from sale of property, plant and
   equipment                                               227             195
 Other                                                     (65)            153
                                                     ---------       ---------
NET CASH USED BY INVESTING ACTIVITIES                   (8,547)        (22,628)

CASH FLOWS FROM FINANCING ACTIVITIES:
 Debt proceeds                                         161,550         107,368
 Debt payments                                        (169,556)       (102,665)
 Payment of cash patronage                             (13,405)        (22,480)
                                                     ---------       ---------
NET CASH USED BY FINANCING ACTIVITIES                  (21,411)        (17,777)
                                                     ---------       ---------
NET DECREASE IN CASH AND CASH EQUIVALENTS              (17,855)        (43,918)

CASH AND CASH EQUIVALENTS -
 BEGINNING OF NINE MONTHS                               22,706          46,855
                                                     ---------       ---------
CASH AND CASH EQUIVALENTS - END OF NINE MONTHS       $   4,851       $   2,937
                                                     =========       =========

See notes to consolidated financial statements.

                        MISSISSIPPI CHEMICAL CORPORATION
                                AND SUBSIDIARIES

             CONSOLIDATED STATEMENT OF SHAREHOLDER-MEMBERS' EQUITY

                                 MARCH 31, 1994

(Dollars in thousands)

                                    Common Stock
                            ----------------------------  Additional Capital
                            Nitrogen   Mixed    Potash     Paid-in   Equity   Retained
                             Series   Series    Series     Capital   Credits   Deficit     Total
                            --------  ------  -----------  --------  -------  ---------  ---------
Balances,
 July 1, 1992                $26,176  $1,460        $199   $65,381   $62,352  $(27,373)  $128,195
  Net margins                      -       -           -         -         -     4,790      4,790
  Cash patronage refunds           -       -           -         -         -   (13,820)   (13,820)
  Stock issued                   100       -           -       315         -         -        415
  Stock retired                    -       -          (2)       (4)        -         -         (6)
                             -------  ------  ----------   -------   -------  --------   --------
Balances,
 June 30, 1993                26,276   1,460         197    65,692    62,352   (36,403)   119,574
  Net margins                      -       -           -         -         -     8,560      8,560
  Patronage refunds                -       -           -         -         -    (7,001)    (7,001)
  Stock issued                    99       -           -       316         -         -        415
                             -------  ------  ----------   -------   -------  --------   --------
Balances,
 March 31, 1994              $26,375  $1,460        $197   $66,008   $62,352  $(34,844)  $121,548
                             =======  ======  ==========   =======   =======  ========   ========

See notes to consolidated financial statements.

                        MISSISSIPPI CHEMICAL CORPORATION
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - FINANCIAL STATEMENTS

The consolidated balance sheet as of March 31, 1994, the consolidated statements of operations for the three-month and the nine-month periods ended March 31, 1994 and 1993, the consolidated statements of cash flows for the nine-month periods then ended, and the consolidated statements of shareholder-members' equity as of March 31, 1994, have been prepared by the Company, without audit. In the opinion of management, all adjustments necessary to present fairly the financial position, results of operations and changes in cash flows at March 31, 1994, and for all periods presented have been made. All adjustments made were of a normal recurring nature with the exception of certain adjustments made related to the adoption of SFAS No. 109, "Accounting for Income Taxes," effective July 1, 1993. The cumulative effect of this accounting change increased current period margins by $10.3 million. As a result of the adoption of SFAS No. 109, tax expense for the quarter ended March 31, 1994, decreased by approximately $1.5 million, and tax expense for the nine month period ended March 31, 1994, increased by approximately $200,000. The Company has recorded on its balance sheet deferred tax assets of $17,718,000 related to its adoption of SFAS No. 109. Based on the earnings history of the Company, it is currently anticipated that these assets will be realized as temporary differences reverse.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted. It is suggested that these consolidated financial statements be read in conjunction with the consolidated financial statements and notes thereto included in the Company's June 30, 1993, audited financial statements. The usage of fertilizer in the Company's market area is highly seasonal. Spring fertilizer usage and sales are significantly greater than fall usage and sales in the Company's market area. The results of operations for the period ended March 31, 1994, are not necessarily indicative of the operating results for the full year.

NOTE 2 - COMMITMENTS AND CONTINGENCIES

During July 1990, the Company entered into an agreement granting to a third party an exclusive four-year option to purchase the Company's undeveloped phosphate mineral properties. This option will expire in June, 1994, and if it is not exercised, the Company will realize a gain to the extent of the option payments received. If the option is exercised, the Company will not realize a material gain or loss on the sale of the property. These properties are classified as properties held for sale at

June 30, 1993 and March 31, 1994. In December, 1993, the fourth and final option payment was received by the Company and is included in other long-term liabilities. Currently, the Company and the option holder are in the process of negotiating new arrangements with respect to the properties.

The Company's Board of Directors has approved a plan of reorganization whereby the Company will be converted from a cooperative into a regular, for-profit business corporation. If the plan is approved by the shareholders, the conversion will be effected by merging the Company into a newly formed, wholly owned, noncooperative subsidiary. It is anticipated that tax expense would increase after the conversion since the distribution of earnings on business with shareholders would no longer be deductible for income tax purposes.

The majority of the Company's sales of nitrogen fertilizers is made to its shareholders who purchase such products pursuant to preferred patronage rights based on their stock ownership and who receive patronage refunds with respect to such purchases based on the difference between the sales price and the cost of manufacturing and selling the product. Although the surviving corporation will grant no preferred patronage rights and will not pay patronage refunds, it is expected that the Company will retain its current customer base and that nitrogen sales will not be materially adversely affected by the conversion of the Company.

Also, if the plan of reorganization is adopted, the Company will no longer be eligible for new financing from CoBank which has been a traditional source of financing for the Company. However, the conversion to a non-cooperative business corporation should provide the Company more cost-effective and efficient access to capital markets. In addition, the Company has a commitment letter from a commercial bank to significantly increase its credit facility with the Company (see Liquidity and Capital Resources).

Management's Discussion And Analysis Of Financial
Condition And Results Of Operations As of March 31, 1994

RESULTS OF OPERATIONS

The Company's operations for the first nine months of this fiscal year reflect the fact that the usage of fertilizer in the Company's market area is highly seasonal. Results for the first nine months of fiscal 1994 are not indicative of results expected for the full fiscal year. Spring fertilizer usage and sales are significantly greater than fall usage and sales in the Company's market area. Nevertheless, the Company operates its manufacturing plants on a year-round basis accumulating inventory to meet its seasonal sales demand.

Newsprint South, Inc. ("NSI"), a wholly owned subsidiary of the Company, experienced a loss for the first nine months of this fiscal year. U.S. newsprint prices remain extremely depressed and are currently at historical lows. A significant capacity buildup during the late 1980s coincided with a decline in newsprint consumption, causing an acute supply/demand imbalance and a precipitous decline in the price of newsprint. Although newsprint prices increased modestly during April 1994, NSI is still incurring significant losses. As a result of these losses and continuing negative industry trends, the Company's board of directors has authorized management to dispose of a majority of the company's interest in NSI. The Company and the principal parties to the leveraged lease transaction pursuant to which the newsprint mill is financed are discussing a proposed transaction involving the transfer by the Company of a majority of its interest in NSI. If this proposed transaction is not completed, the Company will dispose of its interest in an alternate transaction.

In December 1991, Mississippi Phosphates Corporation ("MPC"), a wholly owned subsidiary of the Company, began the production of diammonium phosphate ("DAP"). Virtually all of MPC's production is sold to a third party which has been appointed the exclusive distributor of MPC's production. The exclusive distributor markets MPC's DAP primarily in international markets. During the current quarter, MPC reserved from earnings $5.9 million relating to the estimated cost of the closure of the phospho-gypsum disposal facility located at its Pascagoula facility. This provision resulted in MPC showing a loss for the current quarter and for the nine months ended March 31, 1994; however, increased demand has caused DAP prices to rise during the year and, therefore, it is anticipated that MPC will be profitable in fiscal 1994.

On July 1, 1993, the Company transferred assets in Carlsbad, New Mexico, consisting of a potash mine and related facilities, to a newly formed, wholly owned Mississippi subsidiary, Mississippi Potash, Inc.

Effective July 1, 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes." The cumulative effect of this accounting change increased current period margins by $10.3 million. As a result of the adoption of SFAS No. 109, tax expense for the quarter ended March 31, 1994, decreased by approximately $1.5 million, and tax expense for the nine month period ended March 31, 1994, increased by approximately $200,000. The Company has recorded on its balance sheet deferred tax assets of $17,718,000 related to its adoption of SFAS No.
109. Based on the earnings history of the Company, it is currently anticipated that these assets will be realized as temporary differences reverse.

COMPARATIVE ANALYSIS OF THE NINE MONTHS ENDED MARCH 31, 1994 AND MARCH 31, 1993

Following is a recap of the Company's total revenues by product lines:

                                 Nine months ended
                                     March 31,
                                 ------------------
                                   1994      1993
                                 --------  --------

          Nitrogen fertilizer    $137,387  $118,668
          DAP                      57,249    57,855
          Potash                   14,319    11,566
          Newsprint                70,473    71,040
                                 --------  --------
               Total              279,428   259,129
          Other                     1,794     1,857
                                 --------  --------
               Total Revenues    $281,222  $260,986
                                 ========  ========

Net sales increased 8% for the nine months ended March 31, 1994, compared with the same period of the prior year. This increase was largely due to higher sales volumes and prices for nitrogen fertilizers. Other income decreased $609,000 for the nine months ended March 31, 1994, primarily due to receipt of funds from the settlement of certain pending litigation during the nine months ended March 31, 1993.

Cost of products sold increased 6% for the nine months ended March 31, 1994, compared with the same period of the prior year. This increase was primarily due to higher sales volumes and higher production costs for nitrogen fertilizers partially offset by lower sales volumes and lower production costs for DAP.

Selling, general and administrative expenses increased 11% for the nine months ended March 31, 1994, primarily due to increased delivery expense due to higher volumes of nitrogen fertilizer sold.

Net interest incurred decreased 3% for the nine months ended March 31, 1994, and net interest after capitalization increased 27%. The decrease in net interest is primarily the result of lower levels of borrowings and lower interest rates paid by the Company. This decrease was partially offset by lower earnings due to lower levels of investments. Capitalized interest decreased due to the capitalization of interest related to the construction of a new nitric acid plant in the prior year.

FERTILIZER

Net sales increased 11% for the nine months ended March 31, 1994. This increase was due primarily to a 12% increase in nitrogen sales volumes and a 2% increase in nitrogen sales prices. During the current period, the Company also experienced a 25% increase in potash tons sold and a 4% increase in DAP sales prices. These increases were partially offset by a 5% decrease in DAP tons sold. Potash prices did not change significantly from the prior period.

Cost of products sold increased 8% from the nine months ended March 31, 1993. The increase in cost of sales resulted primarily from higher sales volumes and higher per-ton costs for nitrogen fertilizers partially offset by lower sales volumes and lower per-ton costs for DAP. Also contributing to the increase were higher sales volumes for potash. During the current period, DAP production costs per ton declined 15% due to lower raw material costs. Nitrogen fertilizer costs increased 15% partially due to increased maintenance and labor costs resulting from a scheduled turnaround at the Company's Yazoo City nitrogen production facility during the current period. Also contributing to the increase in costs were higher natural gas costs and increased depreciation expense related to a new nitric acid plant which began operating in January, 1993.

NEWSPRINT

Net sales did not change significantly for the nine months ended March 31, 1994. A 3% increase in sales volume was offset by a 3% decrease in sales prices.

Cost of products sold increased 2% for the nine months ended March 31, 1994; the result of higher sales volumes.

COMPARATIVE ANALYSIS OF THE QUARTERS ENDED MARCH 31, 1994 AND MARCH 31, 1993

Net sales increased 24% for the quarter ended March 31, 1994, compared with the same quarter of the prior year. This increase was largely due to higher sales volumes for nitrogen fertilizers and higher sales prices for DAP. Other income decreased $246,000 for the quarter ended March 31, 1994, primarily due to receipt of funds from the settlement of certain pending litigation during the quarter ended March 31, 1993.

Cost of products sold increased 15% for the current period due primarily to higher sales volumes and higher production costs for nitrogen fertilizers.

Selling, general and administrative expenses increased 42% for the quarter ended March 31, 1994, primarily due to higher transportation expense due to higher per-ton delivery costs and higher volumes of nitrogen fertilizer sold.

Net interest incurred decreased 16% for the quarter ended March 31, 1994, and net interest after capitalization decreased 10%. The decrease in net interest is primarily the result of lower levels of borrowings and higher earnings due to the receipt of patronage income from the National Bank for Cooperatives during the current quarter. This decrease was partially offset by higher interest rates paid by the Company. Capitalized interest decreased due to the capitalization of interest related to the construction of a new nitric acid plant in the prior year.

FERTILIZER

Net sales increased 31% for the quarter ended March 31, 1994. This increase was due primarily to a 24% increase in sales volumes for nitrogen fertilizers and a 21% increase in sales prices for DAP. The Company also experienced a 42% increase in potash tons sold, a 3% increase in potash sales prices, a 12% increase in DAP tons sold as well as a 2% increase in nitrogen fertilizer sales prices during the current quarter.

Cost of products sold increased 22% from the quarter ended March 31, 1993. The increase in cost of sales resulted primarily from higher sales volumes of nitrogen fertilizers and a 10% increase in nitrogen fertilizer costs. During the current quarter, higher sales volumes of DAP were more than offset by an 18% decrease in DAP production costs, the result of lower costs for phosphate rock and sulfur partially offset by higher costs for ammonia. The increase in nitrogen fertilizer costs was due to higher natural gas prices and higher costs for purchased ammonia. During the current quarter, due to increased demand and a temporary reduction in supplies, ammonia prices have increased approximately 60%. As seasonal demand pressures subside and supplies increase, it is anticipated that prices will decline to more moderate levels. Natural gas costs have increased approximately 10% over the same quarter of the prior year; however, natural gas is in adequate supply and the Company is confident that competitively priced natural gas will be available for current and future operations.

NEWSPRINT

Net sales decreased 2% for the quarter ended March 31, 1994; the result of an 11% decrease in sales prices partially offset by a 9% increase in sales volumes.

Cost of products sold did not change significantly for the quarter ended March 31, 1994. Lower production costs per ton were offset by higher sales volumes.

LIQUIDITY AND CAPITAL RESOURCES

For the nine months ended March 31, 1994, cash provided by operating activities was $12.1 million, and cash used by investing activities was $8.5 million. Financing activities consumed $21.4 million, including $8.3 million the Company paid on long-term debt during the nine-month period and cash patronage refunds of $13.4 million. At March 31, 1994, the Company had cash and cash equivalents of $4.9 million, which was a decrease of $17.8 million from June 30, 1993.

At March 31, 1994, the Company had working capital of $28.5 million compared to $28.2 million at June 30, 1993. The Company's current ratio was 1.36 to 1 at March 31, 1994, and at June 30, 1993. Short-term borrowings increased to $14.7 million at March 31, 1994, compared to $13.3 million at June 30, 1993. Long-term debt was $70.7 million at March 31, 1994, which was a decrease of $2.8 million from the June 30, 1993, level of $73.5 million. Shareholder-members' equity increased to $121.5 million at March 31, 1994, from $119.6 million. Long-term debt to total capitalization decreased to 36.8% at March 31, 1994, compared to 38.1% at June 30, 1993. The Company's long-term debt due within one year is $4.7 million as of March 31, 1994. Cash flows from operations and presently committed credit facilities should be adequate to meet these obligations.

On August 6, 1992, the Company obtained a $20 million loan commitment from a commercial bank. This commitment is a revolving credit facility that converts any outstanding balance to term debt on June 30, 1994. At March 31, 1994, and June 30, 1993, the balances outstanding on this loan were $3 million and $5 million, respectively. The Company currently has a commitment letter subject to approval of final documentation which will extend the current facility for two additional years and increase the total facility to $50 million. The Company also has lines of credit totalling $41 million with the National Bank for Cooperatives available to finance short-term cash requirements; however, after the reorganization of the Company, these lines of credit will no longer be available. The Company believes that existing cash, cash generated from operations, and current and future available lines of credit will be sufficient to satisfy its short- and long-term financing needs.

Capital expenditures were $9.2 million during the nine months ended March 31, 1994. These expenditures were for normal improvements and modifications to the Company's facilities, and were financed with internally generated funds. The Company currently anticipates capital expenditures of approximately $4.2 million for the remainder of fiscal 1994, which includes expenditures for an emission control system for its ammonium nitrate prill towers at its Yazoo City nitrogen production facility and the purchase of a new computer system.

                    Report of Independent Public Accountants



To the Board of Directors and
  the Shareholders of
  Mississippi Chemical Corporation:


We have audited the accompanying consolidated balance sheets of Mississippi Chemical Corporation (a Mississippi corporation) and subsidiaries as of June 30, 1993 and 1992, and the related consolidated statements of operations, shareholder-members' equity and cash flows for each of the three years ended June 30, 1993. These financial statements and the schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mississippi Chemical Corporation and subsidiaries as of June 30, 1993 and 1992, and the results of their operations and their cash flows for each of the three years ended June 30, 1993, in conformity with generally accepted accounting principles.


Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules listed in the index of financial statements are presented for purposes of complying with the Securities and Exchange Commission's rules and are not part of the basic financial statements. These schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, based on our audits, fairly state in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

Memphis, Tennessee
July 30, 1993.

                                    /s/Arthur Andersen & Co.

               MISSISSIPPI CHEMICAL CORPORATION AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                                     ASSETS

(Dollars in thousands)                              June 30
                                                 1993      1992
                                               --------  --------
CURRENT ASSETS:
  Cash and cash equivalents                    $ 22,706  $ 46,855
  Accounts and notes receivable                  39,115    36,414
  Inventories                                    41,703    41,483
  Prepaid expenses and other current assets       3,730     5,679
                                               --------  --------
     Total Current Assets                       107,254   130,431

INVESTMENTS AND OTHER ASSETS:
  National Bank for Cooperatives                  9,006     9,356
  Other                                           8,039     7,011
                                               --------  --------
     Total Investments and Other Assets          17,045    16,367

PROPERTY HELD FOR SALE                           66,928    66,928
PROPERTY, PLANT AND EQUIPMENT,
  at cost, less accumulated depreciation,
    depletion and amortization                  129,385   116,801
                                               --------  --------
                                               $320,612  $330,527
                                               ========  ========

                  LIABILITIES AND SHAREHOLDER-MEMBERS' EQUITY

CURRENT LIABILITIES:
  Long-term debt due within one year           $ 11,237  $  9,058
  Notes payable                                  13,315    20,040
  Accounts payable                               29,330    26,507
  Accrued interest                                1,122     1,605
  Accrued liabilities                            10,260    10,299
  Patronage refunds payable                      13,820    22,895
                                               --------  --------
     Total Current Liabilities                   79,084    90,404

LONG-TERM DEBT                                   73,526    69,942
OTHER LONG-TERM LIABILITIES                      41,238    34,361
DEFERRED GAIN ON SALE OF NEWSPRINT MILL           7,190     7,625
COMMITMENTS AND CONTINGENCIES
  (Notes 3, 5, 7, 9, and 11)
SHAREHOLDER-MEMBERS' EQUITY                     119,574   128,195
                                               --------  --------
                                               $320,612  $330,527
                                               ========  ========

        The accompanying notes to consolidated financial statements are an integral part of these consolidated financial statements.

               MISSISSIPPI CHEMICAL CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands)
                                              Year Ended June 30
REVENUES:                                 1993       1992       1991
                                        --------   --------   --------
  Net sales                             $386,418   $335,129   $321,063
  Other                                      592       (531)       777
                                        --------   --------   --------
                                         387,010    334,598    321,840

COSTS AND EXPENSES:

  Cost of products sold                  323,920    262,457    223,404
  Selling, general and administrative     54,648     55,620     55,648
  Interest - net                           5,537      5,086      4,225
  Interest capitalized                    (1,027)      (664)       (48)
                                        --------   --------   --------
                                         383,078    322,499    283,229
                                        --------   --------   --------
MARGINS BEFORE INCOME TAXES                3,932     12,099     38,611

INCOME TAXES (CREDIT)                       (858)      (904)      (773)
                                        --------   --------   --------
NET MARGINS                             $  4,790   $ 13,003   $ 39,384
                                        ========   ========   ========

NET MARGINS APPLIED TO:
  Patronage Refunds -
    Cash patronage refunds              $ 13,820   $ 22,895   $ 27,672
    Capital equity credits                     -          -     18,448
                                        --------   --------   --------
                                          13,820     22,895     46,120

  Retained deficit                        (9,030)    (9,892)    (6,736)
                                        --------   --------   --------
   TOTAL                                $  4,790   $ 13,003   $ 39,384
                                        ========   ========   ========

       The accompanying notes to consolidated financial statements are an integral part of these consolidated financial statements.

               MISSISSIPPI CHEMICAL CORPORATION AND SUBSIDIARIES
             CONSOLIDATED STATEMENTS OF SHAREHOLDER-MEMBERS' EQUITY

(Dollars in thousands)              Common Stock          Additional  Capital
                            Nitrogen   Mixed   Potash    Paid-in   Equity    Retained
                             Series    Series  Series    Capital   Credits   Deficit      Total
                            --------  -------  ------    -------   -------   --------    --------
Balances,
 June 30, 1990               $27,047   $1,460   $ 582    $68,104   $51,809   $(10,747)   $138,255
  Net margins                    -         -       -          -         -      39,384      39,384
  Cash patronage refunds         -         -       -          -         -     (27,672)    (27,672)
  Capital equity
   credits issued                -         -       -          -     18,448    (18,448)         -
  Capital equity
   credits revolved              -         -       -          -     (7,785)        -       (7,785)
  Stock issued                    84       -       -         264        -          -          348
  Stock retired               (1,116)      -      (14)    (2,637)       (3)         2      (3,768)

Balances,
 June 30, 1991                26,015    1,460     568     65,731    62,469    (17,481)    138,762
  Net margins                     -        -       -          -         -      13,003      13,003
  Cash patronage refunds          -        -       -          -         -     (22,895)    (22,895)
  Stock issued                   161       -       -         511        -          -          672
  Stock retired                   -        -     (369)      (861)       -          -       (1,230)
  Other                           -        -       -          -       (117)        -         (117)

Balances,
 June 30, 1992                26,176    1,460     199     65,381    62,352    (27,373)    128,195
  Net margins                     -        -       -          -         -       4,790       4,790
  Cash patronage refunds          -        -       -          -         -     (13,820)    (13,820)
  Stock issued                   100       -       -         315        -          -          415
  Other                           -        -       (2)        (4)       -          -           (6)
Balances,
 June 30, 1993               $26,276   $1,460   $ 197    $65,692   $62,352  $ (36,403)   $119,574
                             =======   ======   =====    =======   =======  =========    ========

          The accompanying notes to consolidated financial statements are an integral part of these consolidated financial statements.

                        MISSISSIPPI CHEMICAL CORPORATION
                                AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)
                                                    Year Ended June 30,
                                               1993         1992        1991
                                            ----------   ----------   --------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net margins                                $   4,790    $ 13,003     $ 39,384
 Reconciliation of net margins to net
  cash provided by operating activities:
   Deferred lease expense                       3,362       3,367        3,318
   Depreciation, depletion and
    amortization                               15,605      12,720       11,076
   Deferred raw material cost                   1,977          -            -
   Gain on sale of property, plant and
    equipment                                      (9)       (166)        (314)
    Net change in operating assets and
     liabilities                                 (279)      9,075        4,149
    Other                                          29      (1,459)         132

NET CASH PROVIDED BY OPERATING ACTIVITIES      25,475      36,540       57,745

CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of property, plant and equipment    (27,663)    (25,380)      (5,634)
 Proceeds from sale of property, plant
  and equipment                                   543         838          930
 Other                                            939        (420)         967

NET CASH USED BY INVESTING ACTIVITIES         (26,181)    (24,962)      (3,737)

CASH FLOWS FROM FINANCING ACTIVITIES:
 Debt payments                               (158,516)    (35,869)      (9,158)
 Debt proceeds                                157,553      49,925           -
 Payment of cash patronage                    (22,480)    (27,120)     (12,322)
 Payment of capital equity credits                 -       (7,785)      (7,270)
 Proceeds from issuance of common stock            -           -           348
 Purchase of common stock                          -       (1,230)          -

NET CASH USED BY FINANCING ACTIVITIES         (23,443)    (22,079)     (28,402)

NET (DECREASE) INCREASE IN CASH AND
 CASH EQUIVALENTS                             (24,149)    (10,501)      25,606

CASH AND CASH EQUIVALENTS -
 BEGINNING OF YEAR                             46,855      57,356       31,750

CASH AND CASH EQUIVALENTS -
 END OF YEAR                                $  22,706    $ 46,855     $ 57,356
                                            =========    ========     ========

          The accompanying notes to consolidated financial statements are an integral part of these consolidated financial statements.

                        MISSISSIPPI CHEMICAL CORPORATION
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    YEARS ENDED JUNE 30, 1993, 1992 AND 1991

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Financial Statements

  The accompanying consolidated financial statements include the accounts of Mississippi Chemical Corporation, its subsidiaries and its proportionate share of the assets and liabilities of Triad Chemical, a 50%-owned, unincorporated joint venture (collectively, the "Company"). All material intercompany transactions and balances have been eliminated.

  Mississippi Chemical Corporation is organized and operated on a cooperative basis as a manufacturer and distributor of chemical fertilizer primarily to its shareholder-members. The Company also operates in the newsprint paper manufacturing industry. The chemical fertilizer products are primarily used as agricultural fertilizers. Newsprint is manufactured and distributed by the Company's wholly owned subsidiary, Newsprint South, Inc. ("NSI").

  The Company has the right to withdraw, at cost, approximately one-half of the production of the Triad facilities and is obligated to withdraw certain minimum quantities as specified by the Production Withdrawal Agreement. The venture's assets constitute approximately 2.6% of total assets at June 30, 1993 and 1992.

Inventories

  Inventories are stated at the lower of cost or market. Cost has been determined under an average cost method for finished products and raw materials and under a moving average method for replacement parts.

Investment

  Investment in the National Bank for Cooperatives is stated at cost, increased for the amount of patronage refunds received in the form of stock and allocated surplus. The investment is reduced by the amounts redeemed. This approximates the equity method of accounting and is in accordance with industry practice.

Property Held for Sale

  Assets are classified as property held for sale if the Company is actively engaged in trying to dispose of the assets. These assets are valued at cost or net realizable value, whichever is less.

Property, Plant and Equipment

  Depreciation of property, plant and equipment is provided over the estimated useful lives of the related assets using primarily the declining-balance method.

  Interest costs attributable to major construction and other projects under development are capitalized in the appropriate property account and amortized over the life of the related asset.

  The Company is obligated under certain leases which for accounting purposes are considered to be equivalent to installment purchases. The costs of such properties are included in property, plant and equipment. The related lease obligations, less amounts due within one year, are set forth separately in long-term debt.

Income Taxes

  The provision for income taxes relates to margins from non-member business and such other earnings as may not be currently taxable to members. A provision for income taxes is made on margins from member business as they relate to nonqualified capital equity credits and reserves. No provision for income taxes has been made on margins from member business distributed as cash patronage refunds which are deductible in determining taxable income. All newsprint paper is sold to non-members.

  In February 1992, the Financial Accounting Standards Board issued a new standard on accounting for income taxes which significantly changes the accounting for deferred income taxes. Adoption is required no later than the fiscal year ending June 30, 1994, which is when the Company presently expects to adopt the new standard. The Company anticipates that the adoption of this standard will have a favorable impact of approximately $4,000,000 on the financial statements.

Reclassifications

  The Company has reclassified the presentation of certain prior year information to conform with the current year's presentation.

NOTE 2 - INVENTORIES:

Inventories were comprised of the following as of June 30:

(Dollars in thousands)
                                                                               1993        1992
                                                                              -------     -------
Finished products                                                             $ 9,009     $ 9,710
Raw materials and supplies                                                      5,426       5,550
Replacement parts                                                              27,268      26,223
                                                                              -------     -------
                                                                              $41,703     $41,483
                                                                              =======     =======

NOTE 3 - PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment consisted of the following as of June 30:

(Dollars in thousands)                                                         1993        1992
                                                                              -------     -------
Mineral properties                                                            $19,110     $19,110



  Land                                      8,759       8,462
  Buildings                                23,917      22,654
  Machinery and equipment                 313,027     270,174
  Construction in progress                  5,888      22,669
                                         --------    --------
                                          370,701     343,069
  Less accumulated depreciation,
    depletion and amortization           (241,316)   (226,268)
                                         --------    --------
                                         $129,385    $116,801
                                         ========    ========

  The Company leases certain machinery and equipment with a cost of approximately $9,967,000 and accumulated depreciation of $9,524,000. These leases have been capitalized and the amortization of these assets is included in depreciation expense. These assets were financed primarily by industrial revenue bond issues. The terms of the leases range from 5-25 years. At the expiration of the leases, the Company has the option to buy the property or renew the leases at a nominal amount.

NOTE 4 - CREDIT AGREEMENTS AND LONG-TERM DEBT:

  The Company has commitments from various banks, primarily the National Bank for Cooperatives, which allow the Company to borrow up to $55,992,000 on a short-term basis. Outstanding borrowings under these commitments were $13,315,000 at June 30, 1993, and $20,040,000 at June 30, 1992. These amounts are reflected in notes payable on the consolidated balance sheets.

  In fiscal 1993, the Company obtained a $20,000,000 loan commitment from a commercial bank. This commitment is a revolving credit facility that converts any outstanding balance to term debt on June 30, 1994. Outstanding borrowings under this commitment were $5,000,000 at June 30, 1993.

  An additional $10,000,000 commitment from a commercial finance company is available for payments of rent under the newsprint mill lease. This commitment is available only to the extent sales prices do not meet a specified level. Outstanding borrowings under this commitment were $700,000 at June 30, 1993.

  Long-term debt consisted of the following as of June 30:


(Dollars in thousands)                    1993         1992
                                        ---------    ---------
Mortgage notes payable:
 National Bank for Cooperatives (7%)    $ 44,769     $30,109
 Financial institutions (7.3%)             9,900      15,969
 Purchase money mortgages (6%)               839       1,890
Capitalized lease obligations (7%)        17,607      19,384
Subordinated debentures (9.5%)             3,148       3,148
City of Grenada Urban Development
 Action Grant (5%)                         8,500       8,500
                                        --------     -------
                                          84,763      79,000
Long-term debt due within one year       (11,237)     (9,058)
                                        --------     -------
                                        $ 73,526     $69,942
                                        ========     =======

  Substantially all of the assets of the Company are pledged as collateral under various loan and lease agreements.

  Mortgage notes payable to the National Bank for Cooperatives are stated at the current effective interest rate which is subject to adjustment by the bank. The net rate charged by the National Bank for Cooperatives is related to the bank's cost of funds.

  The amounts payable to the City of Grenada represent the proceeds of an Urban Development Action Grant payable beginning in 1995.

  The various loan agreements have covenants that require, among other things, that the Company maintain specified levels of tangible assets to long-term debt, long-term debt to equity and current assets to current liabilities. In addition, they place restrictions on the payment of cash patronage refunds.
Loan agreements with the National Bank for Cooperatives require the Company and its subsidiaries to maintain an investment in varying amounts in the National Bank for Cooperatives.

  Maturities of long-term debt are as follows:

                              Long-Term        Capitalized Leases
(Dollars in thousands)       Obligations      (Including Interest)
                             -----------      --------------------
Year Ending June 30
      1994                     $ 9,538               $ 2,832
      1995                      12,100                 2,574
      1996                      20,180                 2,478
      1997                       9,880                 2,022
      1998                       3,980                 1,997
      Thereafter                11,478                12,766
                               -------               -------
                                67,156                24,669
      Less interest               -                    7,062
                               -------               -------
                               $67,156               $17,607
                               =======               =======

NOTE 5 - SHAREHOLDER-MEMBERS' EQUITY:

Common stock authorized consisted of the following at June 30:


                                              Authorized
         Common Stock          Par Value        Shares
         ------------          ---------      ----------
      Nitrogen Series I              $30          50,000
      Nitrogen Series II              15       2,500,000
      Nitrogen Series III              2       2,750,000
      Mixed Series IV                 15       1,500,000
      Mixed Series V                  15       1,000,000
      Potash Series VI                15         150,000
      Potash Series VII               15         450,000
        (None Issued)

Common stock issued and outstanding consisted of the following:



                                                                   Potash
                                       Nitrogen Series          Mixed Series   Series
                                  I          II         III      IV       V      VI
                               -------   ---------   ---------  ------  -----  --------
Shares outstanding,
 July 1, 1990                   12,973   1,438,657   2,539,091  94,537  2,773   38,819
 Retirements                         -     (74,400)          -       -      -     (941)
 Issues                              -       5,555           -       -      -        -
 Transfers                        (814)          -      12,210       -      -        -

Shares outstanding,
 June 30, 1991                  12,159   1,369,812   2,551,301  94,537  2,773   37,878
 Retirements                         -           -           -       -      -  (24,601)
 Issues                              -      10,768           -       -      -        -
 Transfers                        (649)          -       9,735       -      -        -

Shares outstanding,
 June 30, 1992                  11,510   1,380,580   2,561,036  94,537  2,773   13,277
 Retirements                         -           -           -       -      -     (122)
 Issues                              -       6,634           -       -      -        -
 Transfers                        (609)          -       9,135       -      -        -
                               -------   ---------   ---------  ------  -----  -------
Shares outstanding,
 June 30, 1993                  10,901   1,387,214   2,570,171  94,537  2,773   13,155
                               =======   =========   =========  ======  =====  ========

  During June 1993 and 1992, the Board of Directors voted to reserve 50% and 40%, respectively, of the earnings from business with shareholders. This reserve is reflected in an "Allocated Surplus Account" maintained by the Company, and amounts set aside in the account are allocated to individual shareholders in the same proportion that the earnings from business with such shareholders bears to total earnings from business with all shareholders. The allocated surplus, which totalled $29,595,000 at June 30, 1993, would receive a preference in distribution over unallocated surplus in the event of the liquidation of the Company. The allocated surplus is a component of retained deficit which is included in the consolidated statements of shareholder-members' equity.

  The Board of Directors authorized the payment of 40% of patronage refunds in the form of nonqualified capital equity credits in 1991. Nonqualified capital equity credits are not deductible in computing the Company's income taxes and are not includable in taxable income of the patron until the year of redemption. The credits have no fixed maturity date and are subordinate to all debt of the Company.

  Nonqualified capital equity credits issued in 1980 were redeemed in fiscal 1991, and capital equity credits issued in 1981 were redeemed in fiscal 1992. The redemption of capital equity credits is at the discretion of the Board of Directors and is based on the financial condition and capital requirements of the Company, the availability of funds under restrictive covenants in the Company's financing arrangements, tax considerations, and other factors. The Board of Directors did not elect to redeem capital equity credits in fiscal year 1993 or fiscal year 1994.

  The Company's bylaws prohibit the payment of dividends on any class or series of common stock and provide for one vote for each share outstanding.

  In July 1990, the Executive Committee of the Board of Directors authorized the purchase of up to 74,400 shares of Nitrogen Series II Common Stock from a major shareholder at a price of $50 per share. This purchase was completed during March 1991, and the stock was retired. During the year ended June 30, 1992, the Company purchased 24,001 shares of Potash Stock from the same shareholder at $50 per share.

NOTE 6 - RETIREMENT PLANS:

  The Company maintains non-contributory defined benefit pension plans which provide benefits to substantially all full-time employees. Under the plans, retirement benefits are primarily a function of both the average annual compensation and number of years of credited service. The plans are funded annually by the Company, subject to the full funding limitation.

  Net periodic pension expense includes the following components at June 30:


(Dollars in thousands)                             1993     1992     1991
                                                  ------   ------   ------
Service cost - benefits earned during the period  $1,803   $1,574   $1,179
Interest cost on projected benefit obligations     3,850    3,556    3,281
Actual gain on plan assets                        (5,886)  (5,154)  (5,023)

Net amortization and deferral of transition
  asset                                             (355)   (314)     (455)
Unrecognized gain on plan assets                   1,172     813     1,029
                                                  ------   ------   ------
Net periodic pension expense                      $  584   $  475   $   11
                                                  ======   ======   ======

  The following table sets forth the plans' funded status and the amounts included in the Company's consolidated balance sheets at June 30:

(Dollars in thousands)                                     1993      1992
                                                         -------   -------
Actuarial present value of benefit obligations:
  Vested benefit obligation                              $46,347   $42,649
  Non-vested benefit obligation                              514       699
                                                         -------   -------
  Accumulated benefit obligation                          46,861    43,348
  Increase in benefits due to future
   compensation increases                                  9,464     9,135
                                                         -------   -------
Projected benefit obligation                              56,325    52,483
Estimated fair value of plan assets                       61,553    56,488
                                                         -------   -------
Plan assets in excess of projected benefit obligation      5,228     4,005
Remaining unrecognized transition assets                  (4,733)   (5,082)
Unrecognized net loss                                      4,773     4,885
                                                         -------   -------
Prepaid pension cost at end of year                      $ 5,268   $ 3,808
                                                         =======   =======

  The following assumptions were used to measure net periodic pension cost for the plans for 1993, 1992 and 1991:

Discount rate                                      7.5%
Expected long-term rate of return on assets        8.0% to 8.5%
Average increase in compensation levels            4.0% to 6.5%

  The plans' assets consist primarily of guaranteed investment contracts and marketable equity securities.

  The Company also has contributory thrift plans covering substantially all employees who have completed minimum service requirements. At June 30, 1993, assets of the plans exceeded the vested benefits. Company contributions totalled approximately $839,000 in 1993, $766,000 in 1992, and $738,000 in 1991.

NOTE 7 - LEASE COMMITMENTS:

  NSI leases a newsprint paper mill under an operating lease with a remaining term of approximately 16 years (see Note 16). The lease agreement provides for semi-annual payments which may vary based on current interest rates as compared to the interest rate implicit in the lease. At June 30, 1993, NSI had an interest rate swap agreement outstanding which effectively converted $10,000,000 of fixed rate debt underlying the lease to a variable rate. Under the agreement, which matures in October, 1997, NSI makes payments to a counterparty at variable rates based on LIBOR and, in return, receives payments based on the fixed interest rate. Benefits received are recorded as a reduction in lease expense.

  The fair value of the interest rate swap agreement was computed by discounting to present value the projected payments and receipts under the swap agreement assuming the same variable swap interest rate in effect at

June 30, 1993. Based on these assumptions, the fair value of the benefit related to this agreement was estimated to approximate $966,000.

  At the expiration of the lease, NSI may purchase the mill at its fair market value. NSI may also elect to renew the lease subject to various fixed rate or fair market value options. In addition, NSI has commitments under operating leases for various plant rolling stock items.

  The Company has commitments under operating leases for approximately 26 storage warehouses and plant rolling stock items.

  The following is a schedule of the future minimum rental payments required under operating leases that have noncancellable lease terms in excess of one year as of June 30, 1993:

                               Newsprint   Warehouses
(Dollars in thousands)         Paper Mill   and Other    Total
                               ----------  ----------  ----------
Year Ending June 30:
  1994                          $ 34,491     $  959     $ 35,450
  1995                            34,491        678       35,169
  1996                            34,491        461       34,952
  1997                            34,491        171       34,662
  1998                            34,491          6       34,497
  Thereafter                     473,176         99      473,275
                                --------     ------     --------
                                $645,631     $2,374     $648,005
                                ========     ======     ========

  Rental expense for all operating leases was $36,183,000 for 1993, $36,703,000 for 1992, and $39,043,000 for 1991.

NOTE 8 - INCOME TAXES:

  A reconciliation, as of June 30, of the benefit for income taxes and the effective tax rate with the amount computed by applying the statutory federal income tax rate follows:

                                          1993                  1992                1991
                                          % of                  % of                % of
                                        Earnings              Earnings            Earnings
                                         Before                Before              Before
(Dollars in thousands)               Amount     Taxes     Amount    Taxes     Amount     Taxes
                                     ------    -------    ------    ------    -------    ------
Income taxes computed at statutory
  rate                               $1,337      34.0%    $4,114     34.0%    $13,128     34.0%
Increase (decrease) in taxes
  resulting from:
  Deduction for cash patronage
    paid                             (4,873)   (123.9)    (7,784)   (64.3)     (9,408)   (24.4)
  State taxes, net                      194       4.9        211      1.7         150      0.4
  Other, net                             70       1.8         10      0.1      (1,238)    (3.2)
                                     ------    ------     ------    -----     -------    -----
                                     (3,272)    (83.2)    (3,449)   (28.5)      2,632      6.8
  Non-deductible losses of
    subsidiaries                      2,414      61.4      2,545     21.0           -        -

  Credit from non-qualified
    capital equity credits
    revolved                              -         -          -        -      (3,405)    (8.8)
                                     ------    ------     ------    -----     -------    -----

                                    $ (858)     (21.8%)   $ (904)    (7.5%)   $  (773)    (2.0%)
                                    =======     ======    ======     =====    =======     ======

  In connection with an Internal Revenue Service audit of fiscal years 1985 through 1987, the Company, on June 11, 1990, received an Examination Report which proposed adjustments totalling approximately $3,300,000 to the Company's tax liability for tax years 1983, 1984 and 1985. Interest on the proposed deficiencies would be approximately $2,920,000 through June 30, 1993. It is the Service's position that Section 277 of the Internal Revenue Code prohibits non-exempt cooperatives from carrying back losses incurred on patronage business. It is the Company's position that, as a matter of law, Section 277 does not apply to the Company. On July 9, 1990, the Company filed with the District Director of the Internal Revenue Service its protest of the proposed deficiency. The Company believes it has meritorious defenses against the claimed assessments and intends to vigorously defend its position in this matter. If the Company is unsuccessful, the relevant losses may be carried forward to succeeding tax years.

  At June 30, 1993 and 1992, other long-term liabilities include approximately $2,669,000 and $2,823,000, respectively, for income taxes not related to current year's taxable income.

  At June 30, 1993, the Company had alternative minimum tax carryforwards of approximately $3,655,000, and net operating loss carryforwards of approximately $10,666,000, both of which may be used to offset future income taxes which would otherwise be payable.

NOTE 9 - RAW MATERIAL CONTRACTS:

  During 1987, the Company entered into a contract to purchase natural gas for the Yazoo City plant. The contract, which is expected to terminate in 1993 or 1994, was effective as of January 1, 1986, and supersedes a contract with the same supplier which was to expire in 1989. Payments for gas deliveries under the contract are based on certain fixed and market-related components. Prepaid expenses include approximately $1,426,000 at June 30, 1993, and $4,013,000 at June 30, 1992, resulting from previous payments which are recoverable under the terms of the contract.

  Mississippi Phosphates Corporation ("MPC"), a wholly owned subsidiary of the Company, has entered into a contract to purchase from a third party its full requirement of phosphate rock. The contract will expire on June 30, 2001. The purchase price for phosphate rock is based on prevailing market conditions and the operating performance of MPC. For fiscal 1993, a portion of the purchase price of phosphate rock is subject to deferred payment. The deferred portion, which is included in other long-term liabilities, will be due and payable when payment can be made without materially compromising the viability and economic competitiveness of the Pascagoula plant. MPC paid approximately $1,204,000 to a third party in consideration of the third party's facilitating the phosphate rock contract. These payments were recorded as a deferred cost of acquiring the contract and are being amortized over the contract's ten-year term. The unamortized portion of these payments, which are included in other assets at June 30, 1993 and 1992, are $1,009,000 and $1,134,000, respectively.

NOTE 10 - MAJOR CUSTOMERS AND EXPORT SALES:

  Sales to the Company's three largest customers were approximately $79,150,000, $32,957,000, and $17,074,000 for 1993; $36,034,000, $32,080,000 and $13,879,000
for 1992; and $38,261,000, $13,320,000 and $13,178,000 for 1991. Export sales were less than 10% of sales in 1993, 1992 and 1991.

  Substantially all of MPC's sales are made to a third party which has been appointed the exclusive distributor of diammonium phosphate fertilizer produced by MPC. Sales to the distributor are recorded net of the distributor's commission. The agreement with the distributor provides for the payment of a penalty if MPC terminates the agreement prior to October 31, 1993. The distributor sells primarily in international markets.

NOTE 11 - COMMITMENTS AND CONTINGENCIES:

  A significant portion of the Company's trade receivables are due from entities which operate in the chemical fertilizer and farm supply industry. A severe downturn in the agricultural economy could have an adverse impact on the collectibility of those receivables.

  During July 1990, the Company entered into an agreement granting to a third party the exclusive option to purchase the Company's undeveloped phosphate mineral properties for a period of four years. If the option is not exercised, the Company will realize a gain to the extent of the option payments received (see Note 15). If the option is exercised, the Company will not realize a material gain or loss on the sale of the property. These properties are classified as property held for sale at June 30, 1993 and 1992.

  On July 15, 1986, the first of seventeen lawsuits was filed in the Twenty-first Judicial District Court, Parish of Livingston, State of Louisiana, against Triad Chemical and approximately 90 other named defendants by numerous plaintiffs. The plaintiffs' claims are based on alleged personal injuries and property damages as a result of exposure to hazardous waste allegedly contributed by the defendants to the Combustion, Inc., site in Livingston Parish, Louisiana. Triad is vigorously defending its position in these proceedings and considers its defenses meritorious. No provision for claims being made is included in the accompanying financial statements because management does not believe that it is probable that a loss will be incurred, and even if the plaintiffs should be successful, the amount, if any, of the recovery which may be awarded and any impact on the future earnings of the Company cannot presently be estimated.

  Additionally, the Company, in the ordinary course of its business, is the subject of, or a party to, other various pending or threatened legal actions. The Company believes that any ultimate liability arising from these actions will not have a significant impact on the future earnings of the Company.

NOTE 12 - SALE AND PURCHASE OF FACILITIES:

  During the fiscal year ended June 30, 1988, the Company sold its facilities at Pascagoula, Mississippi, subject to a mortgage held by the Company. In February 1990, the purchaser filed bankruptcy. In December

1990, the Bankruptcy Trustee conveyed the Pascagoula plant to the Company in lieu of foreclosure. The Company transferred the Pascagoula plant and certain related bond obligations to MPC.

  MPC started production at the Pascagoula plant during December, 1991. Prior to that date, interest, depreciation, maintenance and other expenses related to holding and maintaining the plant were charged to operations. Such expenses totalled approximately $6,724,000 through November 30, 1991.

NOTE 13 - QUASI-REORGANIZATION:

  A majority of the Company's shareholders approved a plan of quasi-reorganization effective June 30, 1988. In accordance with the approved plan, the Company's accumulated deficit of $12,122,000 was transferred to additional paid-in capital.

NOTE 14 - SUPPLEMENTAL CASH FLOW INFORMATION:

  The Company considers its holdings of highly liquid money market debt instruments to be cash equivalents if the securities mature within 90 days from the date of acquisition. These short-term investments were $18,347,000 at June 30, 1993, and $44,756,000 at June 30, 1992.

  Net refunds of income taxes were $1,144,000 in 1993, $548,000 in 1992, and $3,086,000 in 1991. Payments of interest (net of amounts capitalized) were $5,845,000 in 1993, $6,025,000 in 1992, and $6,966,000 in 1991.

  The increase in cash due to the changes in operating assets and liabilities consisted of the following at June 30:

(Dollars in thousands)                        1993       1992       1991
                                           ---------  ---------  --------
Accounts and notes receivable               $(2,701)   $ 3,897   $(6,205)
Inventories                                    (589)    (5,864)    3,943
Prepaid expenses and other
  current assets                              1,949      3,412     3,295
Accounts payable                              2,823      7,645     2,812
Accrued interest                               (483)      (130)     (321)
Accrued liabilities                          (1,278)       115       625
                                            -------    -------   -------
                                            $  (279)   $ 9,075   $ 4,149
                                            =======    =======   =======

  Supplemental disclosures regarding non-cash financing and investing activities include the following at June 30:

(Dollars in thousands)                              1993      1992     1991
                                                  -------    ------   ------
Capital expenditures made from
   restricted funds                               $ 1,000    $7,790   $4,934
Net option proceeds deposited in
   restricted funds                                 1,000     2,000    9,967
Capital expenditures financed by issuance of
   long-term debt                                       -       980        -
Stock issued for consideration other than cash        411       672        -
Stock acquired by reducing shareholder's trade
  accounts receivable                                   -         -    3,720
Note payable converted to long-term debt           10,000         -        -

NOTE 15 - OTHER LONG-TERM LIABILITIES:

Other long-term liabilities are comprised of the following at June 30:

                                                               1993       1992
                                                             -------    -------
Deferred lease payable                                       $21,063    $17,701
Deferred income tax payable                                    2,669      2,823
Option proceeds                                               12,967     11,967
Other                                                          4,539      1,870
                                                             -------    -------
                                                             $41,238    $34,361
                                                             =======    =======

  The newsprint mill lease has higher rent payments over the last half of the 20-year lease. However, rent expense is recorded on a straight-line basis. The deferred lease payable is the excess of rent expense over amounts actually paid.

NOTE 16 - DEFERRED GAIN ON SALE OF NEWSPRINT MILL:

  The deferred gain on the sale of the newsprint mill represents the unamortized portion of the gain incurred by NSI when selling the mill during 1989. This gain is being recognized as a reduction of rent expense on a straight-line basis over the 20-year life of the related lease.

NOTE 17 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS:

  The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents

  The carrying amount approximates fair value because of the short maturity of those instruments.

Long-Term Debt

  The fair value of the Company's long-term debt is estimated based on the current rates offered to the Company for debt of the same remaining maturities.

  The estimated fair values of the Company's financial instruments at June 30 are as follows:

                                               1993
                                        --------------------
                                        Carrying       Fair
                                         Amount       Value
                                        --------     -------
  Cash and cash equivalents             $ 22,706     $22,706
  Long-term debt                        $ 73,526     $72,535

NOTE 18 - BUSINESS SEGMENTS:

  The Company operates in two industries: (1) chemical fertilizer manufacturing and (2) newsprint paper manufacturing. Sales between segments are not material. Net sales; net margins; identifiable assets; capital expenditures; and depreciation, depletion and amortization are as follows as of June 30:

(Dollars in thousands)                                      Net Sales
                                                 ------------------------------
                                                   1993       1992       1991
                                                 --------   --------   --------
Chemical Fertilizer Manufacturing                $289,125   $239,657   $214,990
Newsprint Paper Manufacturing                      97,293     95,472    106,073
                                                 --------   --------   --------
        Total                                    $386,418   $335,129   $321,063
                                                 ========   ========   ========

                                                       Net Margins (Loss)
                                                 ------------------------------
                                                   1993       1992       1991
                                                 --------   --------   --------
Chemical Fertilizer Manufacturing                $ 22,681   $ 31,349   $ 48,037
Newsprint Paper Manufacturing                     (17,891)   (18,346)    (8,653)
                                                 --------   --------   --------
        Total                                    $  4,790   $ 13,003   $ 39,384
                                                 ========   ========   ========

                                                      Identifiable Assets
                                                 ------------------------------
                                                   1993       1992       1991
                                                 --------   --------   --------
Chemical Fertilizer Manufacturing                $286,674   $297,774   $286,642
Newsprint Paper Manufacturing                      33,938     32,753     38,468
                                                 --------   --------   --------
        Total                                    $320,612   $330,527   $325,110
                                                 ========   ========   ========

                                                      Capital Expenditures
                                                 ------------------------------
                                                   1993       1992       1991
                                                 --------   --------   --------
Chemical Fertilizer Manufacturing                $ 27,448   $ 32,712   $ 10,418
Newsprint Paper Manufacturing                       1,215      1,438      1,219
                                                 --------   --------   --------
        Total                                    $ 28,663   $ 34,150   $ 11,637

                                                          Depreciation,
                                                    Depletion & Amortization
                                                 ------------------------------
                                                   1993       1992       1991
                                                 --------   --------   --------
Chemical Fertilizer Manufacturing                $ 14,444   $ 12,094   $ 10,586
Newsprint Paper Manufacturing                       1,596      1,061        925
                                                 --------   --------   --------
        Total                                    $ 16,040   $ 13,155   $ 11,511
                                                 ========   ========   ========

NOTE 19 - INTEREST EXPENSE, NET:

  Interest expense, net of interest income, consisted of the following at June 30:

(Dollars in thousands)                   1993       1992       1991
                                       --------   --------   --------
Interest expense                       $  6,996   $  7,193   $  7,270
Interest income                          (1,459)    (2,107)    (3,045)
                                       --------   --------   --------
                                       $  5,537   $  5,086   $  4,225
                                       ========   ========   ========

               MISSISSIPPI CHEMICAL CORPORATION AND SUBSIDIARIES
               -------------------------------------------------

                   SCHEDULE V - PROPERTY, PLANT AND EQUIPMENT
                   ------------------------------------------

                        THREE YEARS ENDED JUNE 30, 1993
                        -------------------------------

(Dollars in thousands)

                              Balance at                                Other         Balance
                              Beginning    Additions   Retirements    Charges -      at End of
Classification                of Period     at Cost     or Sales     Add (Deduct)     Period
- --------------                ----------   ---------   -----------   ------------    ---------
1991:
  Mineral properties           $ 19,194     $   -0-      $   -0-       $     78  (1)  $ 19,272
  Land                            5,000         347           36          2,471  (1)     7,782
  Buildings                      21,219         301          698          1,486  (1)    22,308
  Machinery and equipment       253,049       5,116       17,518         19,065  (2)   259,712
  Construction in progress        1,710       5,873          -0-         (4,642) (1)     2,941
                               --------     -------      -------       --------       --------
                               $300,172     $11,637      $18,252       $ 18,458       $312,015
                               ========     =======      =======       ========       ========

1992:
  Mineral properties           $ 19,272     $   -0-      $   162       $    -0-       $ 19,110
  Land                            7,782         680          -0-            -0-          8,462
  Buildings                      22,308         103            3            246  (1)    22,654
  Machinery and equipment       259,712       7,845        2,927          5,544  (1)   270,174
  Construction in progress        2,941      25,522            4         (5,790) (1)    22,669
                               --------     -------      -------       --------       --------
                               $312,015     $34,150      $ 3,096       $    -0-       $343,069
                               ========     =======      =======       ========       ========

1993:
  Mineral properties           $ 19,110     $   -0-      $   -0-       $    -0-       $ 19,110
  Land                            8,462         355           58            -0-          8,759
  Buildings                      22,654          23          -0-          1,240  (1)    23,917
  Machinery and equipment       270,174       4,971          973         38,855  (1)   313,027
  Construction in progress       22,669      23,314          -0-        (40,095) (1)     5,888
                               --------     -------      -------       --------       --------
                               $343,069     $28,663      $ 1,031       $    -0-       $370,701
                               ========     =======      =======       ========       ========


DEPRECIATION AND AMORTIZATION
- -----------------------------
The annual provisions to depreciation have been computed      (1)  Transfer construction in progress.
based on the following estimated useful lives:
     Buildings                12 - 33 years                   (2)  Included in this is $18,458
                                                                   representing the assets of the
     Machinery and equipment   3 - 20 years                        Pascagoula plant conveyed to the
                                                                   Company in lieu of foreclosure.

NOTE: Industry segment data relative to certain items in this schedule is disclosed in greater detail in Note 18 to Consolidated Financial Statements of the Company which are included herein.

               MISSISSIPPI CHEMICAL CORPORATION AND SUBSIDIARIES
               -------------------------------------------------

       SCHEDULE VI - ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION
       ------------------------------------------------------------------

                        OF PROPERTY, PLANT AND EQUIPMENT
                        --------------------------------

                        THREE YEARS ENDED JUNE 30, 1993
                        -------------------------------
(Dollars in thousands)


                                          Additions                    Other
                             Balance at   Charged to                  Charges -    Balance at
                             Beginning    Costs and                     Add          End of
Description                  of Period    Expenses    Retirements     (Deduct)       Period
- -----------                  ---------    --------    -----------    ----------    ----------
1991:
  Mineral properties          $  1,702     $   116        $   -0-         $-0-       $  1,818
  Buildings                     15,704         518            675          -0-         15,547
  Machinery and equipment      204,318      10,877         16,962          -0-        198,233
                              --------     -------        -------         ----       --------
                              $221,724     $11,511        $17,637         $-0-       $215,598
                              ========     =======        =======         ====       ========
1992:
  Mineral properties          $  1,818     $   118        $   119         $-0-       $  1,817
  Buildings                     15,547         776              3          -0-         16,320
  Machinery and equipment      198,233      12,199          2,301          -0-        208,131
                              --------     -------        -------         ----       --------
                              $215,598     $13,093        $ 2,423         $-0-       $226,268
                              ========     =======        =======         ====       ========
1993:
  Mineral properties          $  1,817     $   117        $     8         $-0-       $  1,926
  Buildings                     16,320         666            -0-          -0-         16,986
  Machinery and equipment      208,131      14,772            499          -0-        222,404
                              --------     -------        -------         ----       --------
                              $226,268     $15,555        $   507         $-0-       $241,316
                              ========     =======        =======         ====       ========

NOTE: Industry segment data relative to certain items in this schedule is disclosed in greater detail in Note 18 to Consolidated Financial Statements of the Company which are included herein.

               MISSISSIPPI CHEMICAL CORPORATION AND SUBSIDIARIES
               -------------------------------------------------

                      SCHEDULE IX - SHORT-TERM BORROWINGS
                      -----------------------------------
(Dollars in thousands)

                                                        Maximum      Average     Weighted
                                                        Amount        Amount      Average
                             Balance     Weighted     Outstanding  Outstanding   Interest
Category of Aggregate        at End       Average        at any       During    Rate During
Short-Term Borrowings       of Period  Interest Rate    Month End   the Period  the Period
- --------------------------  ---------  -------------  -----------  -----------  -----------

                                                                       (A)            (B)

JUNE 30, 1991

  Notes payable to banks      $   -0-        -0-        $  -0-       $   -0-          -0-

JUNE 30, 1992

  Notes payable to banks (C)  20,040       6.58%       20,170         7,813         6.63%

JUNE 30, 1993

  Notes payable to banks (C)    13,315       5.74%       19,535        11,847         5.58%


(A) Average amount outstanding during the period is computed by dividing the total of daily outstanding principle balances by 365.

(B) Weighted average interest rate during the period is computed by dividing the actual short-term interest expense by the average short-term debt outstanding during the period.

(C) Notes payable in 1991-92 and 1992-93 were primarily related to borrowings for the Company's wholly owned subsidiaries, Newsprint South, Inc. and Mississippi Phosphates Corporation.

               MISSISSIPPI CHEMICAL CORPORATION AND SUBSIDIARIES
               -------------------------------------------------

            SCHEDULE X - SUPPLEMENTARY INCOME STATEMENT INFORMATION
            -------------------------------------------------------

(Dollars in thousands)


                Column A                                Column B
- -----------------------------------------    -------------------------------
                                              Charged to Costs and Expenses
                  Item                             Year Ended June 30
                  ----                       -------------------------------
                                               1993        1992       1991
                                             --------    --------   --------
Maintenance and repairs                      $ 26,361    $ 24,655   $ 20,614

Depreciation, depletion and amortization
 of property, plant and equipment and
 other intangible assets                       16,040      13,155     11,511

Property taxes                                  2,868       2,722      2,727

Other taxes -
 other than income taxes and payroll taxes      1,443       1,371      1,298



NOTE: Industry segment data relative to certain items in this schedule is disclosed in greater detail in Note 18 to Consolidated Financial Statements of the Company which are included herein.

Management's Discussion and Analysis of Financial Condition and Results of Operations as of June 30, 1993/1/

Results of Operations

     Net margins were $4,800,000 in fiscal year 1993 compared to $13,000,000 in fiscal 1992. This decrease was primarily attributable to lower prices for diammonium phosphate ("DAP"), higher natural gas costs and increased depreciation during fiscal 1993.

     Although down from the 1992-93 levels, nitrogen fertilizer operating margins remained strong. Fall usage was off sharply from historical levels because of the late harvest resulting from poor weather conditions. The decline in fall usage, together with a late spring planting season, caused nitrogen fertilizer consumption to decline. According to industry figures, U.S. disappearance (determined by adding production to producer beginning inventories and subtracting therefrom producer ending inventories) decreased by 5% for nitrogen fertilizer for fiscal year 1993, and therefore, inventory levels at the end of June 1993 were slightly higher than the prior year. Nitrogen fertilizer demand for the 1993-94 year should improve over 1992-93 levels as higher prices for corn and soybeans and lower crop set-aside requirements are expected to cause an increase in spring 1994 plantings.

     U.S. potash consumption declined in fiscal 1993, due largely to the weather-related delays in the fall harvest and in the spring planting in the U.S. Midwest. U.S. potash exports also

- ------------------------
/1/Industry segment data relative to certain items in this item is disclosed in greater detail in Note 18 to Consolidated Financial Statements of the Company which are included herein.

declined from previous levels as a result of increased competition from exports from the former Soviet Union. According to industry figures, U.S. potash disappearance decreased by 4% and U.S. potash production decreased approximately 15% during the 1992-93 year. The anticipated increase in spring plantings and a return of normal weather patterns should boost U.S. potash consumption and stabilize prices.

     In December 1991, Mississippi Phosphates Corporation ("MPC"), a wholly owned subsidiary of the Company, began the production of DAP. MPC's DAP is sold primarily in international markets. U.S. DAP exports declined during the 1992-93 year due to significant decreases in purchases by China and India. The drop in U.S. exports and declining domestic demand has resulted in excess supplies and severely depressed prices. As a result, MPC experienced a loss for the year ended June 30, 1993. The purchase levels of India and China remain the key variables facing the U.S. phosphate industry. The expected increase in purchases by these critical consumers would create upward pressure on DAP prices and improve the 1994 outlook.

     U.S. newsprint prices remain extremely depressed. A massive capacity buildup during the late 1980's coincided with a decline in newsprint consumption, causing an acute supply/demand imbalance and a precipitous decline in the price of newsprint. Newsprint prices declined by over thirty percent (30%) during the period from 1988 to mid-1992, causing record losses for the newsprint industry. These conditions are driving an industry restructuring which has witnessed the closure of the highest cost mills and machines. The pace of this restructuring and domestic and worldwide economic conditions are the principal factors which will affect future newsprint prices. Industry analysts believe that newsprint has reached the bottom of its cycle, and that price improvement is necessary if the industry is to remain viable. If the U.
S. recovery accelerates and recessionary conditions elsewhere in the world abate, price improvement should be more pronounced. Since beginning production, NSI has been able to lower its costs due to increased production and better overall mill performance. This optimization process should continue. While an improved business climate is projected, NSI is expected to experience further losses in 1993-94.

     Following is a recap of the Company's total revenues by product lines:

                                 Fiscal Year Ended
                                 -----------------
                        6/30/93            6/30/92   6/30/91
                       --------           --------  --------

Nitrogen Ferilizers    $189,127           $176,835  $188,267
DAP                      78,906             36,034         0
Potash                   20,149             25,482    25,251
Newsprint                97,293             95,472   106,073
                       --------           --------  --------
    Total               385,475            333,823   319,591

    Other                 1,535                775     2,249
                       --------           --------  --------

Total Revenues         $387,010           $334,598  $321,840
                       ========           ========  ========

1993 Compared to 1992

     Net sales rose by 15% for the year ended June 30, 1993, as a result of larger volume sales of DAP, nitrogen fertilizer and newsprint, and higher nitrogen fertilizer prices. These increases were partially offset by lower sales prices for potash and DAP and by lower volumes of potash sold.

     There was a $1,123,000 increase in other income for the year ended June 30, 1993, which consisted primarily of settlement proceeds from pending litigation during fiscal 1992-93. In addition, during the 1991-92 fiscal year, expenses associated with a failed option attempt to purchase the stock of MPC by a third party were charged against other income.

     Cost of products sold increased 23% for the current year, due primarily to increased sales of DAP. Also contributing to the increase were higher sales volumes and higher natural gas costs for nitrogen fertilizer. These increases were partially offset by lower potash sales volumes. For newsprint, the effect of higher sales volumes was offset by lower production costs.

     Selling, general and administrative expenses decreased 2% for the year ended June 30, 1993, due primarily to the inclusion of overhead costs for the Company's DAP plant for a portion of fiscal 1991-92 before the facility had reached full operation. Also contributing to the decrease were lower shipping costs per ton for newsprint.

     Net interest incurred increased 9% for the year ended June 30, 1993, and net interest after capitalization increased 2%. The increase in net interest was the result of higher levels of borrowings and lower investment earnings, which were partially offset by lower interest rates on outstanding debt.

     In February 1992, the Financial Accounting Standards Board issued a new standard on accounting for income taxes which significantly changes the accounting for deferred income taxes. Adoption is required no later than the fiscal year ending June 30, 1994, which is when the Company expects to adopt the new standard. The Company anticipates that the adoption of this standard will have a favorable impact of approximately $4,000,000 on its financial statements.

Business Segment Analysis

     Fertilizer


     Net sales increased 21% for the year ended June 30, 1993. This increase resulted primarily from a 163% increase in the volume of DAP sales tons during the current year, partially offset by a 17% decrease in DAP sales prices per ton. The Company experienced a 4% increase in nitrogen fertilizer tons sold and a 3% increase in nitrogen fertilizer sales prices. Partially offsetting these increases was a 17% decrease in potash tons sold and a 5% decrease in potash sales prices.

     Sales of nitrogen products to nonshareholders were 7% of net sales in fiscal 1993 and 8% in fiscal 1992. Virtually all DAP and potash sales were to nonshareholders.

     Cost of products sold increased 40% from the year ended June 30, 1992. The increase in cost of sales resulted from higher sales volumes of DAP and nitrogen fertilizer partially offset by lower sales volumes of potash. During the current year, DAP production costs per ton decreased 10% due to higher production and lower raw material costs. Nitrogen fertilizer costs increased 10% due to higher natural gas costs and increased depreciation.

     Net margins were $22,681,000 in fiscal 1993, compared to $31,349,000 in fiscal 1992. Earnings from business with shareholders decreased to $28,663,000 in fiscal 1993, as compared to $38,158,000 in fiscal 1992. The Company reserved 50% and 40%, respectively, of the fiscal 1993 and fiscal 1992 earnings on business with shareholders as an allocated surplus. Patronage refunds decreased to $13,820,000 in 1993, as compared to $22,895,000 in fiscal 1992.

     Newsprint

     Net sales increased 2% for the year ended June 30, 1993, the result of a 3% increase in tons sold which was partially offset by a 1% decrease in prices. Increased machine speeds and higher operating efficiencies produced more tons available for sale in the current fiscal year.

     Cost of products sold did not change significantly for the year ended June 30, 1993. The effect of higher sales volumes was offset by a reduction in production costs per ton, resulting from lower electrical and chemical costs and increased production in the current year. These decreases were partially offset by higher wood costs.

     NSI's net loss was $17,891,000 in 1993, compared to $18,346,000 in 1992.

1992 Compared to 1991

     Net sales increased 4% for the year ended June 30, 1992. This increase was mainly due to the addition of DAP sales and higher volumes of newsprint sold. This increase was partially offset by lower prices for fertilizer and newsprint and lower volumes of nitrogen fertilizer sold.

     There was a $1,300,000 decrease in other income for the year ended June 30, 1992. For the 1991 fiscal year, other income included a gain from forfeited option payments to purchase the stock of MPC. In the 1992 fiscal year, expenses associated with another failed option attempt for MPC were charged against other income.

     Cost of products sold increased 17% for 1991-92, due primarily to adding the cost of sales for DAP. This increase was partially offset by lower volumes of nitrogen fertilizer sold and lower newsprint production costs.

     Selling, general and administrative expenses did not change significantly for the year ended June 30, 1992. A recovery of a prior year bad debt expense was offset by increased delivery costs for newsprint due to higher volumes sold.

     Net interest incurred increased 20% for the year ended June 30, 1992, and net interest after capitalization increased 6%. The effects of lower levels of long-term borrowing and lower interest rates were offset by lower earnings due
to lower levels of investment and lower interest rates earned.   Short-term
borrowings to meet working capital needs at the Company's wholly owned subsidiaries, MPC and NSI, also contributed to an increase in net interest.

Business Segment Analysis

     Fertilizer

     Net sales increased 11% for the year ended June 30, 1992. This increase resulted primarily from the addition of DAP sales and a 2% increase in potash tons sold during 1991-92. These increases were partially offset by a 2% decrease in nitrogen fertilizer tons sold. There was also a 4% decrease in nitrogen fertilizer prices and a 1% decrease in potash prices in 1991-92 compared to the prior year.

     Sales of nitrogen products to nonshareholders were 8% of net sales in 1992 and 9% in 1991. Sales of potash to nonshareholders increased to 98% in 1992 from 87% in 1991. All DAP sales were to nonshareholders.

     Cost of products sold increased 35% from the year ended June 30, 1991. The effect of higher volumes (primarily DAP) caused a 31% increase in cost of sales. There was also a 4% increase in average nitrogen production costs which was the result of higher maintenance costs due to a turnaround at the Company's Yazoo City nitrogen production facility and increased purchases of finished nitrogen products. This increase was partially offset by lower natural gas costs for the year ended June 30, 1992. Increased maintenance costs at the Company's potash mine resulted in slightly higher potash costs for 1991-92.

     Net margins were $31,349,000 in 1992, compared to $48,037,000 in 1991.
Earnings from business with shareholders decreased to $38,158,000 in 1992, as compared to $46,120,000 in 1991. The Company reserved 40% of the 1992 earnings on business with shareholders as an allocated surplus. Patronage refunds decreased to $22,895,000 in 1992, as compared to $46,120,000 in 1991.

     Newsprint

     Net sales decreased 10% for the year ended June 30, 1992, the result of a 15% decrease in prices which was partially offset by a 5% increase in tons sold. The decline in prices was due to a significant supply/demand imbalance linked to the recession in the world economy.

     Cost of products sold decreased 1% for the year ended June 30, 1992. Lower production costs reduced cost of sales 5%, while higher volumes sold in 1992 caused cost of sales to increase 4%. The reduction in production costs was caused primarily by decreased usages and lower costs for purchased kraft pulp and increased production in 1991-92. These improvements were partially offset by higher wood costs and paper machine clothing costs.

     The net loss was $18,346,000 in 1992, compared to $8,653,000 in 1991.

1991 Compared to 1990

     Net sales increased 28% for the year ended June 30, 1991. This was mainly due to increased prices and higher volumes of both fertilizer and newsprint.

     Cost of products sold increased 12% in 1991. Increased volumes of fertilizer and newsprint sold caused an increase in cost of sales which was partially offset by lower raw material costs.

     Selling, general and administrative expenses were 24% higher during 1991 primarily due to higher delivery costs.

     Net interest incurred decreased 63% in 1991 as a result of significantly lower average borrowings related to the newsprint mill and lower interest rates. Net interest after capitalization increased 6% for 1991 due to higher levels of borrowing resulting from the assumption of certain bond obligations related to the Pascagoula plant and lower earnings on excess funds due to lower interest rates.

     Other income decreased 62% for the year ended June 30, 1991. During fiscal 1991, the Company granted an option to a third party to purchase the stock of MPC. This purchase was not consummated, and the gain on the option payments received was included in other income for 1991. Another option was subsequently granted to sell the shares of MPC. A settlement of pending litigation in 1990 increased other income for that year.

Business Segment Analysis

     Fertilizer

     Net sales increased 19% for the year ended June 30, 1991. This increase was due to increased volumes sold and higher prices. The average sales price of nitrogen fertilizer was $120 (9% higher than 1990), and the average price of potash was $76 (3% higher than in 1990). In 1991, 10% more tons of nitrogen fertilizer and 18% more tons of potash were sold than in 1990.

     The increase in nitrogen fertilizer prices was due largely to the Middle East crisis since over 10% of the world's nitrogen exports originate from that area. Late spring planting caused by inclement weather and export prospects kept nitrogen prices stable in the Company's primary trade area throughout fiscal year 1991.

     Sales of nitrogen products to nonshareholders were 9% of net sales in 1991, and 10% in 1990. Potash sales to nonshareholders increased to 87% in 1991 from 86% in 1990.

     Costs of products sold increased 2% in 1991. Higher volumes sold resulted in a 9% increase in cost. This was partially offset by a 7% decrease in average production cost per ton caused primarily by lower gas costs and increased production in 1990-91.

     Selling, general and administrative expenses increased 23% during 1991. Included in selling, general and administrative expenses for fiscal year ended June 30, 1991, were overhead costs for the Company's phosphate fertilizer plant at Pascagoula, Mississippi. In addition, higher delivery expense caused selling, general and administrative expenses to increase as a result of the increase in tons sold and higher costs per ton for delivery.

     Net margins increased 65% to $48,037,000 in 1991 compared to $29,058,000 in 1990.

     Patronage refunds increased 125% to $46,120,000 in 1991, as compared to $20,537,000 in 1990.

     Newsprint

     Net sales increased 51% for the year ended June 30, 1991, the result of a 44% increase in tons sold and a 7% increase in prices. While prices increased in 1991, a deterioration in prices occurred during the fourth quarter of the year. This decline was attributable to the recession in the U.S. economy.

     Cost of products sold increased 26% in 1991. Higher volumes sold caused cost of sales to increase 44%. This was offset by lower production costs per ton in 1991 caused by increased efficiencies in raw material usages, lower costs for kraft and electricity and increased production.

     Selling, general and administrative expenses were 33% higher during 1991. This increase is mainly attributable to increased delivery costs due to higher volumes of tons shipped in 1991.

     Net losses were $8,653,000 in 1991 compared to $21,833,000 in 1990, a 60%
decrease in losses.

Liquidity and Capital Resources


     For the fiscal years ended June 30, 1993, 1992, and 1991, cash provided by operating activities was $25,475,000, $36,540,000, and $57,745,000, respectively. Cash flows from operating activities have declined in the two most recent periods due primarily to the following factors: declines in operating cash flows at NSI; depressed cash flow at MPC due to start up operations in the year ended June 30, 1992; reductions in nitrogen cash flows from 1991 levels when nitrogen results were favorably impacted by increased prices related to the war in the Persian Gulf. Cash used by investing activities was $26,181,000, $24,962,000, and $3,737,000; and cash used by financing activities was $23,443,000, $22,079,000, and $28,402,000, respectively, for the fiscal years ended June 30, 1993, 1992, and 1991. The amounts consumed by financing activities included cash patronage refunds of $22,480,000, $27,120,000, and $12,322,000, respectively, for the fiscal years ended June 30, 1993, 1992, and 1991. In December 1992, the Company prepaid $8,869,000 of 9-1/2% secured notes which had maturities scheduled through fiscal year 1997. In addition, the Company paid $11,068,000 on long-term debt that matured during fiscal 1993. At June 30, 1993, the Company had cash and cash equivalents of $22,706,000, which was a decrease of $24,149,000 from June 30, 1992. The June 30, 1992 balance was a decrease of $10,501,000 from the balance of cash and cash equivalents at June 30, 1991.

     At June 30, 1993, the Company had working capital of $28,170,000 compared to $40,027,000 at the beginning of the year. The Company's current ratio decreased to 1.36 to 1 at June 30, 1993, compared to 1.44 to 1 at June 30, 1992. The Company and its subsidiaries have commitments from various banks, primarily CoBank, which allow short-term borrowings of up to $55,992,000. Additional amounts are available to NSI from a commercial finance company under specified conditions for payments of rent under the newsprint mill lease. The Company does not anticipate difficulties in meeting its and its subsidiaries short-term financing needs. Short-term borrowings outstanding at June 30, 1993 and 1992 were $13,315,000 and $20,040,000, respectively.

Long-term debt increased to $73,526,000 at June 30, 1993, which was an increase of $3,584,000 from the June 30, 1992, level of $69,942,000. Shareholder-members' equity decreased to $119,574,000 at June 30, 1993, from $128,195,000. Long-term debt to total capitalization increased to 38.1% at June 30, 1993, compared to 35.3% at June 30, 1992.

     Historically, most of the Company's financing has been with CoBank. CoBank can provide sufficient funds to meet the Company's short- and long-term financing needs. On August 6, 1992, the Company obtained a $20,000,000 loan commitment from a commercial bank. This commitment is a revolving credit facility that converts any outstanding balance to term debt on June 30, 1994. The balance outstanding on this loan as of June 30, 1993, was $5,000,000.
During fiscal year 1993, MPC converted $10,000,000 of short-term debt to long-term financing with CoBank.

     During the year ended June 30, 1993, capital expenditures were $28,663,000. Of these expenditures, $12,453,000 were for normal improvements and modifications to the Company's facilities. Another $4,485,000 was spent to purchase new mining equipment for the Company's potash mine near Carlsbad, New Mexico. Total cost for this equipment is expected to be $5,000,000 and will be financed with internally generated funds. The remaining $11,725,000 was spent on the construction of a new nitric acid plant and related facilities which began production in January 1993. The nitric acid project, which cost approximately $32,000,000, was financed with internally generated funds and long-term borrowings.

                                                                     APPENDIX A
                                                                     ----------
                            PLAN OF REORGANIZATION


     PLAN OF REORGANIZATION, made and entered into as of this 23rd day of May, 1994 by and between MCC Sub, Inc., a Mississippi corporation (the "Surviving Corporation"), and Mississippi Chemical Corporation, a Mississippi corporation (the "Merging Corporation"). The Merging Corporation and the Surviving Corporation are sometimes collectively referred to herein as the "Constituent Corporations."

RECITALS
- --------

     The Merging Corporation is a Mississippi corporation having authorized capital consisting of eight million four hundred thousand (8,400,000) shares of Common Stock, Series I-VII, of varying par values of which 4,119,068 shares (in aggregate) of Common Stock are issued and outstanding.

     The Surviving Corporation is a Mississippi corporation having authorized capital consisting of one hundred million (100,000,000) shares of Common Stock, $.01 par value, of which one hundred (100) shares of Common Stock are issued and outstanding, all of which are owned by the Merging Corporation, and five hundred thousand (500,000) shares of Preferred Stock, $.01 par value, none of which are issued or outstanding.

     The Merging Corporation and the Surviving Corporation have determined it to be advisable for the Merging Corporation to merge with and into the Surviving Company (the "Merger") pursuant to the applicable provisions of the Mississippi Business Corporation Act on the terms hereinafter set forth, and the Board of Directors of the Merging and Surviving Corporations have each approved and adopted this Plan of Reorganization and authorized the execution hereof.

     It is intended that the Plan will constitute a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

THE PLAN OF MERGER
- ------------------

     In consideration of the premises, the parties hereto adopt and make this Plan of Reorganization and prescribe the terms and conditions of the Merger and the manner of carrying the same into effect, which shall be as follows:

     1. Effective upon the later of (a) 12:01 am, Mississippi time, on July 1, 1994 or (b) the filing of Articles of Merger with the office of the Mississippi Secretary of State (the time and date, or filing, as the case may be, being referred to herein as the "Effective Date"), the Merging Corporation shall be merged with and into the Surviving Corporation.

     2. The manner and basis of converting the issued and outstanding shares of the Merging Corporation's stock into shares of common stock of the Surviving Corporation shall be as follows:

          a. At the Effective Date, each of the shares of stock of the Merging Corporation issued and outstanding or held as treasury shares on the Effective Date shall, without any action on the part of either of the Constituent Corporations or any holder of the shares, be converted into that number of fully paid and nonassessable shares of the Common Stock of the Surviving Corporation set forth below:

               (1) Each share of the Merging Corporation's Nitrogen Series I stock will be converted into 24 shares of the Surviving Corporation's Common Stock;

               (2) Each share of the Merging Corporation's Nitrogen Series II stock will be converted into 8 shares of the Surviving Corporation's Common Stock;

               (3) Each share of the Merging Corporation's Nitrogen Series III stock will be converted into 1.6 shares of the Surviving Corporation's stock;

               (4) Each share of the Merging Corporation's Mixed Series IV stock and Mixed Series V stock will be cancelled in exchange for the right to receive $15 cash (without interest) from the Surviving Corporation;

               (5) Each share of the Merging Corporation's Potash Series VI stock will be cancelled in exchange for the right to receive $50 cash (without interest) from the Surviving Corporation; and

               (6) Fractional shares will not be issued. Fractional Shares will be cancelled in exchange for the right to receive $15 in cash (without interest) from the Surviving Corporation.

     3. At the Effective Date, the Merging Corporation's Equity Capital Credits and Allocated Surplus Accounts will be transferred into similar accounts at face value to be maintained on the books of the Surviving Corporation.


POST MERGER EXCHANGES
- ---------------------

     4. Immediately after the Effective Date, holders of Capital Equity Credits and Allocated Surplus Accounts which have delivered an election to exchange such interests will receive one share of the Surviving Corporation's Common Stock for each $15 in present value of such interests, such present value calculated as follows:


     Year of Issuance                    % of Face Amount
     ----------------                    ----------------
       1982                                   100.0000
       1983                                    92.5926
       1984                                    85.7339
       1985                                    79.3832
       1988                                    73.5030
       1989                                    68.0583
       1990                                    63.0170
       1991                                    58.3490
       1992                                    54.0269
       1993                                    50.0249
       1994                                    46.3193

     5. Additionally, persons holding fewer than 100 shares of the Surviving Corporation's Common Stock after the Effective Date (both as a result of the Merger and pursuant to the exchange permitted in paragraph 4) which have delivered an appropriate election shall receive the right to receive $15 in cash from the Surviving Corporation upon the surrender of shares of the Surviving Corporation.

     6. Until such time as the holders of share certificates of the Merging Corporation submit such stock certificates (or affidavits of lost stock certificates in form acceptable to the Surviving Corporation) to the Surviving Corporation, such certificates shall be deemed to represent the number of shares of the Surviving Corporation specified herein. The Surviving Corporation shall not be required to pay dividends to the holder of any Merging Corporation certificate until such time as such certificate has been exchanged for a certificate of the Surviving Corporation. No certificates have been or will be issued with respect to Capital Equity Credits and Allocated Surplus Accounts.

     7. On the Effective Date, all of the shares of stock of the Surviving Corporation issued and outstanding on the Effective Date shall be cancelled and returned to the status of authorized but unissued shares.

     8. On the Effective Date, each employee benefit plan and incentive compensation plan to which the Merging Corporation is then a party shall be assumed by and continue to be the plan of the Surviving Corporation.

     9. The officers and directors of the Surviving Corporation on the Effective Date shall be and continue to be the officers and directors of the Surviving Corporation thereafter, until their successors are duly appointed or elected.

     10. On the Effective Date, the Articles of Incorporation of the Surviving Corporation shall be amended as follows: Article 1 of the Surviving Corporation's Articles of Incorporation shall be amended to change the name of the Surviving Corporation to "Mississippi Chemical Corporation". The Articles of Incorporation of the Surviving Corporation, as so amended, shall remain in effect as the Articles of Incorporation of the Surviving Corporation after the Merger.

     11. The Bylaws of the Surviving Corporation, as they exist immediately prior to the Effective Date, shall remain in effect as the Bylaws of the Surviving Corporation thereafter, unaffected by the Merger.

     12. On the Effective Date, the Merging Corporation shall be merged with and into the Surviving Corporation, which shall continue its corporate existence under the laws of the State of Mississippi. The separate existence and corporate organization of the Merging Corporation shall cease upon the Effective Date, and the Surviving Corporation shall possess all of the rights, privileges, immunities and franchises, of a public as well as of a private nature, of each of the Constituent

          Corporations; and all property, real, personal and mixed, and all debts due on whatever account, including subscriptions to shares, and all other choses in action, and all and every other interest, of or belonging to or due to each of the Constituent Corporations, shall be taken and deemed to be transferred to and vested in the Surviving Corporation without further act or deed; and the title to any real estate, or any interest therein, vested in either of the Constituent Corporations shall not revert or be in any was impaired by reason of the Merger. The Surviving Corporation shall thenceforth be responsible and liable for all the liabilities and obligations of each of the Constituent Corporations, and any claims existing or actions or proceedings pending by or against the Constituent Corporations may be prosecuted to judgment as if the Merger had not taken place. Neither the rights of creditors nor any liens upon the property of either Constituent Corporation shall be impaired by the Merger.

     13. This Plan of Reorganization shall be submitted to the shareholders of each of the Constituent Corporations hereto in accordance with the applicable provisions of law, and the consummation of the Merger herein provided for is conditioned upon the approval and adoption hereof by the shareholders of the respective parties as provided by law.

     14. This Plan of Reorganization and the Merger herein contemplated may be abandoned by the Board of Directors of either of the Constituent Corporations at any time prior to the Effective Date. This Agreement may be amended, modified or supplemented at any time (before or after shareholder approval) prior to the Effective Date with the mutual consent of the Boards of Directors of the Merging Corporation and the Surviving Corporation; provided, however, that this Agreement may not be amended, modified or supplemented after it has been approved by the Merging Corporation's shareholders in any manner which, in the judgment of the Board of Directors of the Merging Corporation, would have a material adverse effect on the rights of the Merging Corporation's shareholders or in any manner not permitted under applicable law.


          IN WITNESS WHEREOF, the parties have caused this Plan of Reorganization to be executed by their duly authorized officers, all as of the day and year first above written.

MISSISSIPPI CHEMICAL CORPORATION,        MCC SUB, INC.,
a Mississippi corporation                a Mississippi corporation


By:  /s/Charles O. Dunn                  By: /s/Charles O.Dunn
    ----------------------------             ---------------------
    President                                    President


Attest:  /s/ Rosalyn B. Glascoe          Attest: /s/Rosalyn B. Glascoe
        ------------------------                 ---------------------

                                                                     APPENDIX B
                                                                     ----------

                           ARTICLES OF INCORPORATION

                                       OF

                                 MCC SUB, INC.


     The undersigned natural persons, having capacity to contract and each being of the age of twenty-one years or more and acting as incorporators of a corporation pursuant to Section 79-4-2.02 of the Mississippi Business Corporation Act, adopt the following Articles of Incorporation for such corporation:

     1.  Name.  The name of the Company is MCC SUB, INC. (the "Company").

     2. Registered Agent. The name and address of the initial registered agent of the Company is Rosalyn B. Glascoe, Highway 49 East, P. O. Box 388, Yazoo City, Mississippi 39194-0388.

     3.  Registered Office.  The initial registered office of the Company is:
Highway 49 East, P. O. Box 388, Yazoo City, Mississippi  39194-0388.

     4.  Board of Directors.

     (a) Initial Board. The number of directors constituting the initial Board of Directors is twelve (12), and the names and addresses of the persons who are to serve as directors until the first annual meeting of shareholders or until their successors are elected and shall qualify are:

John W. Anderson                     Woods E. Eastland
P.O. Box 2227                        P.O. Box 547
Decatur, Alabama 35609               Greenwood, Mississippi 38930

Coley L. Bailey                      John Sharp Howie
691 Air Industrial Park Road         23 Woodlawn Drive
Grenada, Mississippi 38901           Yazoo City, Mississippi 39194

Frank R. Burnside, Jr.               G. David Jobe
P.O. Box 535                         615 Locust Street
Newellton, Louisiana 71357           Columbia, Missouri 65201

Robert P. Dixon                      George Penick
P.O. Box 5489                        138 Highland Hills Lane
North Little Rock, Arkansas 72119    Flora, Mississippi 39071

Charles O. Dunn                      David M. Ratcliffe
P.O. Box 388                         P.O. Box 4079
Yazoo City, Mississippi 39194        Gulfport, Mississippi 39502-4079

W. R. Dyess                          Wayne Thames
103 North 7th Street                 Route 2, Box 194-A
Corsicana, Texas 75110               Evergreen, Alabama  36401

     (b) Number of Directors. The number of the members of the Board of Directors of the Company following the initial Board shall be not less than nine
(9) or more than fifteen (15), the exact number to be fixed and determined from time to time by resolution of a majority of the Board of Directors.

     (c) Classification of Board. At the first annual meeting of shareholders, the directors shall be divided into three classes, as nearly equal in number as may be, the term of office of those of the first class to expire at the first annual meeting of shareholders after their election, the term of office of those in the second class to expire at the second annual meeting of shareholders after their election, and the term of office of those of the third class to expire at the third annual meeting of shareholders after their election. At each annual election held after the initial classification and election, directors chosen to succeed those whose terms expire shall be elected for a term of office to expire at the third annual meeting of shareholders after their election.

     (d) Vacancies. Any vacancy arising from the earlier retirement of a director may be filled by vote of the remaining directors or the shareholders and the term of the new director shall be for the balance of the term of the retiring director's class.

     (e) Increase in the size of the Board. A vote of at least two-thirds of the outstanding voting power of the Company is required to increase the maximum number of the members of the Board of Directors if the Board of Directors does not recommend an increase in the maximum number of members of the Board.

     (f) Removal of Directors. Shareholders may remove one or more director(s) only for "cause," defined for purposes of this Article 4 as final conviction of a felony, unsound mind, adjudication of bankruptcy or conduct determined by a majority of the other directors to constitute conduct prejudicial to the interests of the Company. A director may be removed for cause only at a meeting called for the purpose of removing the director and the notice of the meeting must state that the purpose, or one of the purposes, of the meeting is the removal of the director.

     (g) Cumulative Voting. Shareholders shall have no right to cumulate their votes in the election of directors.

     5. Authorized Shares. The maximum number of shares which the Company shall have the authority to issue is:

     (a) Common Stock. One hundred million (100,000,000) shares of Common Stock, $.01 par value per share, with each share entitled to one (1) vote per share. The shares of Common Stock shall be entitled to receive the remaining net assets of the Company upon dissolution after all distributions to holders of Capital Equity Credits and Allocated Surplus Accounts established by the Company on its books and after all distributions to holders of Preferred Stock having a liquidation preference over the Common Stock; and

     (b) Preferred Stock. Five hundred thousand (500,000) shares of Preferred Stock which shares shall be entitled to such preferences in the distribution of dividends and assets, and shall be divided into such series, as the Board of Directors of the Company shall determine, with full authority in the Board of Directors to determine, prior to issuance, from time to time, the relative preferences, limitations and relative rights of the shares of any series of Preferred Stock, with respect to par value, if any, dividends, redemption, payments on liquidation, sinking fund provisions, conversion privileges and voting rights.

     6. Preemptive Rights Denied. No holder of any of the shares of any class of the Company shall be entitled to preemptive rights to subscribe for, purchase or otherwise acquire the Company's securities.

     7. Period of Existence. The period of existence of the Company is perpetual.

     8. Purpose. The purpose of the Company is to engage in any lawful business permitted by Mississippi law.

     9.  Liability and Indemnification.

     (a) The liability of the directors and officers of the Company for money damages for any action taken, or any failure to take any action, as a director or officer, is eliminated to the fullest extent permitted by the provisions of the Mississippi Business Corporation Act, as the same may be amended and supplemented (the "Act"); except that liability shall not be eliminated for:
(i) the amount of a financial benefit received by a director or officer to which he or she is not entitled; (ii) an intentional infliction of harm on the Company or its shareholders; (iii) a violation of Section 79-4-8.33 of the Act; or (iv) an intentional violation of criminal law.

     (b) The Company shall, to the fullest extent permitted by the provisions of the Act, indemnify any director, officer, employee and agent against any and all of the expenses, liabilities, or other matters referred to in or covered by any provisions of the Act, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified directors, officers, employees and/or agents may be entitled under any Bylaw, vote of shareholders or disinterested directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and the indemnification provided for herein shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such person.

     10. Shareholder Protection Act; Control Share Act. The provisions of the Mississippi Shareholder Protection Act, Sections 79-25-1 through 79-25-9, Mississippi Code 1972 Annotated, shall apply to this Company as if the Company were a "Corporation" as defined in that statute. The Company elects to be subject to the provisions of the Mississippi Control Share Act, Sections 79-27-1 through 79-27-11, Mississippi Code 1972 Annotated, and that statute shall apply to this Company as if the Company were an "issuing corporation" as defined in that statute.

     11. Amendments. Any amendments to Articles 4, 9, 10, 11, 12 or 13 of these Articles of Incorporation shall require the affirmative vote of at least two-thirds of the outstanding voting power of the Company (in addition to, and not in lieu of, any other vote required under the Act). All other Articles of these Articles of Incorporation may be amended by the majority vote of the outstanding voting power of the Company (in addition to, and not in lieu of, any other vote required under the Act).

     12. Special Meetings. The Board of Directors is authorized to adopt, and amend from time to time, a Bylaw that increases, over the percentage otherwise required by the Act, the percentage of the outstanding voting power that is necessary to call a special meeting of shareholders, and the percentage set forth in that Bylaw shall be deemed to be set forth herein.

     13. Approval of Major Transactions. Any merger, consolidation, share exchange, combination of shares, sale of substantially all of the Company's assets other than in the regular course of business or adoption of a plan of dissolution of the Company (a "Major Transaction") shall require the affirmative vote of at least two-thirds of the outstanding Common Stock as well as the affirmative vote of at least two-thirds of the outstanding voting power entitled to be cast on the transaction by each voting group entitled to vote separately thereon unless the Major Transaction has been approved and recommended to the shareholders by two-thirds of the directors then in office, in which case the Major Transaction shall require the affirmative vote of a majority of the outstanding voting power entitled to be cast on the Major Transaction by each voting group entitled to vote separately thereon.

     14. Capital Equity Credits and Allocated Surplus Accounts. If approved by the Board of Directors, the Company may establish

"Capital Equity Credits" and "Allocated Surplus Accounts" ("Special Accounts"). Special Accounts may be established only to represent capital allocations to shareholders of a portion of earnings on business done with such shareholders made by a predecessor corporation which is merged into the Company. Any Special Accounts, if established, shall have a preference upon liquidation over the Company's Common and Preferred Stock.

Executed on May 23, 1994.


                                        /s/Charles O. Dunn
                                       --------------------------------------
                                                (Incorporator)

                                            Charles O. Dunn
                                            Highway 49 East
                                          P. O. Box 388
                                          Yazoo City, Mississippi 39194-0388



                                        /s/Robert E. Jones
                                       ----------------------------------------
                                               (Incorporator)

                                             Robert E. Jones
                                             Highway 49 East
                                            P. O. Box 388
                                            Yazoo City, Mississippi  39194-0388

                                                                      APPENDIX C
                                                                      ----------

                                    BYLAWS
                                    ------

                                      OF

                                 MCC SUB, INC.
                                 -------------
                          (a Mississippi corporation)


                                  ----------


                                  ARTICLE I.
                                  ----------

                                Identification
                                --------------

     Section 1.01. Name. The name of this corporation is MCC Sub, Inc. The corporation may conduct operations under such other names as the Board of Directors may designate.

     Section 1.02. Seal. The corporation shall be authorized, but not required, to use a corporate seal, which if used shall be circular in form and contain the name of the corporation and the words "Corporate Seal, Mississippi." The corporate seal shall be affixed by the Secretary upon such instruments or documents as may be deemed necessary. The presence or absence of such seal on any instrument shall not, however, affect its character or validity or legal effect in any respect.

     Section 1.03. Offices. The address of the principal office of the corporation shall be Highway 49 East, P. O. Box 388, Yazoo City, Mississippi 39194-0388. The corporation may also have offices at such other places as the Board of Directors may from time to time determine or the business of the corporation may require.


                                  ARTICLE II.
                                  -----------

                                 Capital Stock
                                 -------------

     Section 2.01. Consideration for Shares. Except as otherwise permitted by law, capital stock of the corporation may be issued for such consideration as shall be fixed from time to time by the Board of Directors.

     Section 2.02. Payment for Shares. The consideration for the issuance of shares may be paid, in whole or in part, in money, in other property, tangible or intangible, or in other benefit to the corporation, including promissory notes, labor or services already performed, contracts for services to be performed or other securities of the corporation. Before the corporation issues shares, the Board of Directors shall determine that the consideration is adequate, which determination is conclusive insofar as the adequacy of consideration for the issuance of shares relates to whether the shares are validly issued, fully paid and nonassessable. When the corporation receives the consideration for which the Board authorized the issuance of shares, the shares issued therefor are fully paid and nonassessable. The corporation may place in escrow shares issued for a contract for future services or benefits or a promissory note, or make other arrangements to restrict transfer of the shares, and may credit distributions in respect of the shares against their purchase price until the services are performed, the note is paid or the benefits received. Such escrow arrangements may provide that if the services are not performed, the note is not paid or the benefits are not received, then the shares escrowed or restricted and the distributions credited may be cancelled in whole or in part.

     Section 2.03. Certificates Representing Shares. The certificates of stock of the corporation shall be numbered consecutively and entered in the books of the corporation as they are issued. The Board of Directors may authorize the issuance of some or all of the shares without certificates. Such authorization shall not effect shares already represented by certificates. Each certificate issued shall be signed, either manually or by facsimile, by two officers of the corporation and may bear the corporate seal or its facsimile. If the corporation is authorized to issue different classes of shares or different series within a class, then each certificate shall have noted thereon a summary of the designations, relative rights, preferences, rights and limitation applicable to each class and the variations in rights, preferences and limitations determined for each series. Certificates evidencing shares of the corporation shall set forth thereon the statements prescribed by Section 79-4-6.25 of the Mississippi Business Corporation Act and by any other applicable provision of law. If a person who signed, either manually or in facsimile, a share certificate no longer holds office when the certificate is issued, the certificate is nevertheless valid.

     Section 2.04. Share Transfers. Upon compliance with any provisions restricting the transferability of shares that may be set forth in the articles of incorporation, these Bylaws, or any written agreement in respect thereof, transfers of shares of the corporation shall be made only on the books of the corporation by the registered holder thereof, or by his or her attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of the corporation, or with a transfer agent or a registrar and on surrender of the certificate or certificates for such shares properly endorsed and the payment of all taxes thereon, if any. Except as may be otherwise provided by law or these Bylaws, the person in whose name shares stand on the books of the corporation shall be deemed the owner thereof for all purposes as regards the corporation; provided that whenever any transfer of shares shall be made for collateral security, and not absolutely, such fact, if known to the Secretary of the corporation, shall be so expressed in the entry of transfer.


                                 ARTICLE III.
                                 ------------

                           Meetings of Shareholders
                           ------------------------

     Section 3.01. Place of Meetings. Meetings of the shareholders of the corporation shall be held at the principal office of the corporation or at such other place in or out of the State of Mississippi as shall be determined by the Board of Directors.

     Section 3.02. Annual Meetings. The annual meeting of the shareholders shall be held at such time and place as the Board of Directors shall designate, at which annual meeting the shareholders shall elect a number of members of the Board of Directors equal to the number of directors whose terms expire at such meeting, and transact such other business as may properly come before the meeting. Failure to hold the annual meeting at the designated time shall not affect the validity of any corporate action.

     Section 3.03. Special Meetings. Special meetings of the shareholders shall be held on such call as may be specified in the Articles of Incorporation, on call of the Board of Directors or on call of the holders of at least ten percent (10%) of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting if such holders sign, date and deliver to the Secretary one or more written demand(s) for the meeting. Any written demand for a meeting shall state the purpose(s) of the proposed meeting and only business within such purpose(s) described in the notice may be conducted at such meeting.


     Section 3.04. Notice of Meetings - Waiver. Written notice stating the place, date and time of the meeting, and in case of a special meeting, the purpose(s) for which the meeting is called, shall be delivered not less than ten
(10) days nor more than sixty (60) days before the date of the meeting, either personally or by mail, to each shareholder entitled to vote at such meeting. Only the shareholders whose names appear on the stock transfer books at the close of business the day before the first notice is delivered to shareholders shall be entitled to notice of and to vote at such meeting, notwithstanding the transfer of shares thereafter.

     The corporation shall give notice to shareholders not entitled to vote in any instance where such notice is required by the provisions of the Mississippi Business Corporation Act. A shareholder may waive notice before or after the date and time stated in the notice. The waiver must be in writing, must be signed by the shareholder entitled to notice and must be delivered to the corporation for inclusion in the minutes or filing with the corporate records. A shareholder's attendance at a meeting waives objection to lack of notice or defective notice of the meeting unless at the beginning of the meeting (or promptly upon arrival) the shareholder objects to holding the meeting or transacting business at the meeting. A shareholder's attendance at a meeting also waives objection to consideration of a particular matter which is not within the purpose(s) described in the notice unless the shareholder objects when the matter is presented.

     Section 3.05. Record Date. The Board of Directors may fix a record date for one or more voting groups in order to determine the shareholders entitled to notice of a shareholders' meeting, to demand a special meeting, to vote, or to take any other action; provided, that a record date fixed under this sentence may not be more than seventy days before the meeting or action requiring a determination of shareholders. The stock transfer books of the corporation need not be closed. The record date may precede the date on which the record date is established. A determination of shareholders entitled to notice of or to vote at a shareholders' meeting is effective for any adjournment of the meeting unless the Board of Directors fixes a new record date, which it must do if the meeting is adjourned to a date more than one hundred twenty days after the date fixed for the original meeting.

     Section 3.06. Shares Held by Nominees. The corporation may establish a procedure by which the beneficial owner of shares that are registered in the name of a nominee is recognized by the corporation as the shareholder. The extent of this recognition may be determined in the procedure.

     Section 3.07. Shareholders' List. After fixing a record date for a meeting, the corporation shall prepare an alphabetical list of the names of all its shareholders who are entitled to notice of shareholders' meeting. The list shall be arranged by voting group, and within each voting group by class or series of shares, and show the address of and number of shares held by each shareholder. The shareholders' list must be available for inspection by any shareholder, beginning two business days after notice of the meeting is given for which the list was prepared and continuing through the meeting, at the corporation's principal office or at a place identified in the meeting notice in the city where the meeting will be held. A shareholder, his or her agent or attorney is entitled on written demand to inspect and, subject to the requirements of Section 79-4-16.02(c) of the Mississippi Business Corporation Act, to copy the list during regular business hours and at his or her expense, during the period it is available for inspection. The corporation shall make the shareholders' list available at the meeting, and any shareholder, his or her agent or attorney, is entitled to inspect the list at any time during the meeting or any adjournment.

     Section 3.08. Quorum. Unless otherwise required by law or the Articles of Incorporation, a majority of the votes entitled to be cast on the matter by a voting group, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders for action on that matter. Holders of shares entitled to vote as a separate voting group may take action on a matter at a meeting only if a quorum of those shares exists with respect to that matter. Once a share is represented for any purpose at a meeting, it is deemed present for quorum purposes for the remainder of the meeting and any adjournment thereof unless a new record date is or must be set for the adjourned meeting of shareholders for action on that matter. The shareholders present at a duly organized meeting may continue to do business until adjournment, notwithstanding the withdrawal of a number of shareholders so that less than a quorum remains. A meeting may be adjourned despite the absence of a quorum.

     Section 3.09. Meaning of Certain Terms. As used herein in respect to the right to notice of a meeting of shareholders or a waiver thereof or to participate or vote thereat or to consent or dissent in writing in lieu of a meeting, as the case may be, the term "share" or "shares" or "shareholder" or "shareholders" refers to an outstanding share or shares and to a holder or holders of record of outstanding shares when the corporation is authorized to issue only one class of shares, and said reference is also intended to include any outstanding share or shares and any holder or holders of record of outstanding shares of any class upon which or upon whom the Articles of Incorporation confer such rights where there are two or more classes or series of shares or upon which or upon whom the Mississippi Business Corporation Act confers such rights notwithstanding that the Articles of Incorporation may provide for more than one class or series of shares, one or more of which are limited or denied such rights thereunder.

     Section 3.10. Proxies and Voting. Except as otherwise provided by law or the Articles of Incorporation, each outstanding share, regardless of class, is entitled to one vote on each matter voted on at a shareholders' meeting. A shareholder may vote either in person or by proxy. A shareholder may appoint a proxy by signing an appointment form, either personally or by his attorney-in-fact, and delivering it to the Secretary or other officer of the corporation who is authorized to tabulate votes. An appointment of a proxy is revocable unless the appointment form conspicuously states that it is irrevocable and the appointment is coupled with an interest. Such an appointment becomes revocable when the interest is extinguished. No proxy shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy. Unless the Articles of Incorporation provide otherwise, directors shall be elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting in which a quorum is present.

     Section 3.11. Conduct of Meeting. Meetings of the shareholders shall be presided over by one of the following officers in the order of seniority and if present and acting - the Chairman of the Board, if any, the Vice-Chairman of the Board, if any, the President, a Vice-President, if any, or, if none of the foregoing is in office and present and acting, by a chairman to be chosen by the shareholders. The Secretary of the corporation, or in his or her absence, an Assistant Secretary, shall act as secretary of every meeting, but, if neither the Secretary nor an Assistant Secretary is present, the chairman of the meeting shall appoint a secretary of the meeting.

     Section 3.12. Action Without a Meeting. Action required or permitted by the Mississippi Business Corporation Act to be taken at a shareholders' meeting may be taken without a meeting if the action is taken by all the shareholders entitled to vote on the action. The action must be evidenced by one or more written consents describing the action taken, signed by all the shareholders entitled to vote on the action, and delivered to the corporation for inclusion in the minutes or filing with the corporate records. The corporation must give any required notice to nonvoting shareholders, if any.


                                  ARTICLE IV.
                                  -----------

                              Board of Directors
                              ------------------

     Section 4.01. Number and Qualifications. A director need not be a shareholder, a citizen of the United States, or a resident of the State of Mississippi. The business and affairs of the corporation shall be managed under the direction of, and all corporate powers shall be exercised by or under the authority of, its Board of Directors. The Board of Directors of the corporation shall, effective as of the date of adoption of these Bylaws, consist of twelve (12) members and thereafter shall consist of such number of members not less than nine (9) nor more than fifteen (15) as determined from time to time by resolution of a majority of the Board of Directors.


     As long as the size of the Board of Directors shall be fixed at twelve (12) members, the Board shall be divided in three (3) classes of four (4) directors each, with the Board of Directors designating nominees for each class and the shareholders of the Company electing the initial directors serving in such classes to initial terms expiring in the three successive years following such initial election (Class I-1995, Class II-1996 and Class III-1997). In the event a different number of directors is established but is nine (9) or more, the Board of Directors shall be divided into three (3) classes consisting of equal numbers of directors to the extent possible. The Board of Directors may fill any vacancies on the Board of Directors, pursuant to Section 4.04 hereof, designating new directors to one of the three classes of directors. At each annual meeting of the shareholders following such initial election, the number of directors equal to the number of the class whose term expires at the time of such meeting shall be elected to hold office until the third succeeding annual meeting after their election or until their earlier retirement form the Board. Any vacancy arising from the earlier retirement of a director shall be filled by vote of the Board, and the term of any such director shall be for the balance of the term of the retiring director.

     Section 4.02. Election. At each annual meeting at which Directors are elected, Directors shall be elected by a plurality of the votes cast by the shares entitled to vote in the election. Each Director shall hold office for the term for which he or she is elected and until his or her successor shall be elected and qualified.


     Section 4.03. Removal of Directors. The Directors or the shareholders may remove one (1) or more Director(s) only for cause as defined in the Articles of Incorporation. A Director may be removed only if the number of votes cast to remove the Director exceeds the number of votes cast not to remove the Director. A Director may be removed by the shareholders or Directors only at a meeting called for the purpose of removing the Director and the meeting notice must state that the purpose or one of the purposes of the meeting is the removal of Directors.

     Section 4.04. Vacancies. Unless the Articles of Incorporation provide otherwise, if a vacancy occurs in the Board of Directors, including a vacancy resulting from an increase in the number of
Directors:

     (a)  The Board of Directors may fill the vacancy; or

     (b) If the Directors may fill the vacancy; or fewer than a quorum of the Board, they may fill the vacancy by the affirmative vote of a majority of all the Directors remaining in office.

A decrease in the number of Directors does not shorten an incumbent Director's term. A vacancy that will occur at a specified later date may be filled before the vacancy occurs, but the new Director may not take office until the vacancy occurs.

     Section 4.05. Place of Meeting. Meetings of the Board of Directors, regular or special, may be held either in or out of the State of Mississippi.

     Section 4.06. Regular Meetings. Regular meetings of the Board of Directors may be held without notice of the date, time, place or purpose of the meeting.

     Section 4.07. Special Meetings. Special meetings of the Board of Directors may be held upon notice. Unless the Articles of Incorporation provide for a longer or shorter period, special meetings of the Board of Directors must be preceded by a least two (2) days' notice of the date, time and place of the meeting. The notice need not describe the purpose of the special meeting unless required by the Articles of Incorporation. Attendance in person at or participation in a special meeting waives any required notice of the meeting unless at the beginning of the meeting (or promptly upon arrival) the Director objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting. Notice of any meeting of the Board of Directors may be waived before or after the date and time stated in the notice if in writing, signed by the Director entitled to the notice, and filed with the minutes or corporate records.

     Section 4.08. Quorum and Voting. A quorum of the Board shall consist of a majority of the Directors in office immediately before the meeting begins. If a quorum is present when a vote is taken, the affirmative vote of a majority of Directors present is the act of the Board. A Director who is present at a meeting of the Board when corporate action is taken is deemed to have assented to the action taken unless:

     (a) he or she objects at the beginning of the meeting (or promptly upon arrival) to holding the meeting or transacting business at the meeting;

     (b) his or her dissent or abstention from the action taken is entered in the minutes of the meeting; or

     (c) he or she delivers written notice of dissent or abstention to the presiding officer of the meeting before its adjournment or to the corporation immediately after adjournment of the meeting.

The right of dissent or abstention is not available to a Director who votes in favor of the action taken.

     Section 4.09. Conduct of Meetings. The Board of Directors may permit any or all Directors to participate in a regular or special meeting by, or conduct the meeting through use of, any means of communication by which all Directors participating may simultaneously hear each other during the meeting. A Director who so participates in a meeting is deemed to be present in person at the meeting.


     Section 4.10. Committees of the Board. Unless the Articles of Incorporation provide otherwise, the Board of Directors may create one or more committees and appoint members of the Board of Directors to serve on them. Each committee must have two (2) or more members, who shall serve at the pleasure of the Board of Directors. The creation of a committee and appointment of members to it must be approved by a majority of all the Directors in office when the action is taken. The requirements applicable to the Board of Directors with regard to meetings, action without meetings, notice and waiver of notice, and quorum and voting requirements apply to committees and their members as well. The Board of Directors may delegate to such committee(s) all such authority of the Board that it deems desirable except the authority to:

     (a)  Authorize distributions;

     (b) Approve or propose to the shareholders action required to be approved by shareholders;

     (c)  Fill vacancies on the Board of Directors or on any of its committees;

     (d)  Amend the Articles of Incorporation;

     (e)  Adopt, amend or repeal Bylaws;

     (f)  Approve a plan of merger not requiring shareholder approval;

     (g) Authorize or approve reacquisition of shares, except according to a formula or method prescribed by the Board of Directors; or

     (h) Authorize or approve the issuance or sale or contract for sale of shares, or determine the designation and relative rights, preferences and limitations of a class or series of shares, except that the Board of Directors may authorize a committee to do so within limits specifically prescribed by the Board of Directors.


     Section 4.11. Action Without Meeting. Action required or permitted by the Mississippi Business Corporation Act to be taken at a Board of Directors' meeting may be taken without a meeting if the action is taken by all members of the Board. The action must be evidenced by one or more written consents describing the action taken, signed by each director, and included in the minutes or filed with the corporate records reflecting the action taken. Action taken under this paragraph is effective when the last director signs the consent, unless the consent specifies a different prior or subsequent effective date.


                                  ARTICLE V.
                                  ----------

                                   Officers
                                   --------


     Section 5.01. Officers. The officers of the corporation shall consist of a Chairman of the Board, Vice Chairman of the Board, President and Secretary and, as deemed appropriate by the Board of Directors, a Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, General Counsel, Treasurer, one or more Vice Presidents, Assistant Secretaries, Assistant Treasurers and such other officers and assistant officers and agents as may be deemed necessary by the Board of Directors. Any two (2) or more offices may be held by the same person. The Board of Directors shall delegate to one of the officers the responsibility of preparing minutes of Directors' and shareholders' meetings and of authenticating records of the corporation. Officers need not be Directors or shareholders of the corporation.

     Section 5.02. Vacancies. Vacancies occurring in any office shall be filled by the Board of Directors at any regular or special meeting.

     Section 5.03. The Chairman and Vice Chairman of the Board. The Chairman of the Board shall preside at all meetings of the Board of Directors. The Vice Chairman shall act as Chairman in the absence of or incapacity of the Chairman.


     Section 5.04. The President. The President shall be responsible for the active, executive management and supervision of the operations of the corporation and shall perform such duties as the Board of Directors may prescribe or his or her capacity as President by custom may provide.

     Section 5.05. The Vice President. Vice Presidents shall perform such duties as the Board of Directors may prescribe. Each Vice President shall report to the President or his or her delegate who shall be responsible for the Vice President's actions.

     Section 5.06. The Secretary. The Secretary shall attend all meetings of the shareholders and of the Board of Directors, and shall keep a true and complete record of the proceedings of these meetings. The Secretary shall be custodian of the records of the corporation and shall attend to the giving of all notices, attest, when requested, to the authority of the President or other officers, as revealed by the minutes or these Bylaws, to execute legal documents binding the corporation, and shall perform such other duties as these Bylaws may provide or the Board of Directors may prescribe.


     Section 5.07. The Chief Financial Officer. The Chief Financial Officer shall keep correct and complete records of account, showing accurately at all times the financial condition and results of operations of the corporation. The Chief Financial Officer shall be the legal custodian of all moneys, notes, securities and other valuables that may from time to time come into the possession of the corporation. The Chief Financial Officer shall immediately deposit all funds of the corporation coming into his or her hands in some reliable bank or other depository to be designated by the Board of Directors, and shall keep this bank account in the name of the corporation. The Chief Financial Officer shall furnish at meetings of the Board of Directors, or whenever requested, a statement of the financial condition and results of operations of the corporation, and shall perform such other duties as these Bylaws may provide or the Board of Directors may prescribe. The Chief Financial Officer may be required to furnish bond in such amount as shall be determined by the Board of Directors.

     Section 5.08. Other Officers. The duties of other officers elected by the Board of Directors shall be such as are customary to their respective offices and as shall be assigned to them by the President.

     Section 5.09. Resignation and Removal. An officer may resign at any time by delivering notice to the corporation. A resignation is effective when the notice is delivered unless the notice specifies a later effective date. If a resignation is made effective at a later date and the corporation accepts the future effective date, the Board of Directors may fill the pending vacancy before the effective date provided the successor does not take office until the effective date. The Board of Directors may remove any officer at any time with or without cause and any officer or assistant officer, if appointed by another officer, may likewise be removed by such officer.


                                  ARTICLE VI.
                                  -----------

                          Registered Office And Agent
                          ---------------------------

     The address of the initial registered office of the corporation and the name of the initial registered agent of the corporation are set forth in the original Articles of Incorporation.


                                 ARTICLE VII.
                                 ------------

                                  Fiscal Year
                                  -----------

     The fiscal year of the corporation shall be fixed, and shall be subject to change, by the Board of Directors.


                                 ARTICLE VIII.
                                 -------------

                                  Amendments
                                  ----------

     These Bylaws may be altered, amended or repealed and new Bylaws adopted by the affirmative vote of the holders of a majority of the outstanding stock at any regular meeting of the shareholders or special meeting called for the purpose, or by the affirmative vote of a majority of the entire Board of Directors at any regular or special meeting of the Board, unless the shareholders in amending or repealing a particular Bylaw provide expressly that the Board of Directors may not amend or repeal that Bylaw; provided, however, that the Board of Directors may not amend these Bylaws to take any action which is reserved exclusively by the shareholders pursuant to the Mississippi Business Corporation Act. If any shareholder or Director, as the case may be, should object to the consideration of any proposed amendment, the proposal may not be voted upon unless notice of the proposed amendment was given at least ten (10) days prior to the meeting at which such objecting shareholder or Director is entitled to vote. Any amendment, modification, repeal or addition to these Bylaws adopted by the Board of Directors may be amended or repealed by the shareholders.

     A bylaw that fixes a greater quorum or voting requirement for the Board of Directors may be amended or repealed:

     (a)  If originally adopted by the shareholders, only by the shareholders;

     (b) If originally adopted by the Board of Directors, either by the shareholders or the Board of Directors.

     Action by the Board of Directors to adopt or amend a bylaw originally adopted by the Board of Directors fixing a greater quorum or voting requirement must meet the same quorum requirement and be adopted by the same vote required to take action under the quorum and voting requirement then in effect or proposed to be adopted, whichever is greater. The Board is without authority to amend this Article VIII.

     I HEREBY CERTIFY that the foregoing is a full, true, and correct copy of the Bylaws of MCC Sub, Inc., a corporation of the State of Mississippi, as in effect on the date hereof.


Dated:  May 23, 1994



                                           /s/  Rosalyn B. Glascoe
                                           ------------------------------------
                                                Secretary of MCC Sub, Inc.




(SEAL)

                                                                      APPENDIX D

                                  Article 13
                  of the Mississippi Business Corporation Act

                              Dissenters' Rights


         Subarticle A.  Right to Dissent and Obtain Payment for Shares

     79-4-13.01  DEFINITIONS.  In this Article:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Section 79-4-13.02 and who exercises that right when and in the manner required by Sections 79-4-13.20 through 79-4-13.28.

     (3) "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

     79-4-13.02 RIGHT TO DISSENT.-(a) A shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

     (1)  Consummation of a plan of merger to which the corporation is a party
(i) if shareholder approval is required for the merger by Section 79-4-11.03 or the articles of incorporation and the shareholder is entitled to vote on the merger, or (ii) if the corporation is a subsidiary that is merged with its parent under Section 79-4-11.04;

     (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

     (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one
(1) year after the date of sale;

     (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

          (i)  Alters or abolishes a preferential right of the shares;

          (ii) Creates, alters or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

          (iii) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

          (iv) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

          (v) Reduces the number of shares owned by the shareholder to a fraction of a share if the fraction share so created is to be acquired for cash under Section 79-4-6.04; or

     (5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) Nothing in subsection (a)(4) shall entitle a shareholder of a corporation to dissent and obtain payment for his shares as a result of an amendment of the articles of incorporation exclusively for the purpose of either
(i) making such corporation subject to application of the Mississippi Control Share Act, or (ii) making such act inapplicable to a control share acquisition of such corporation.

     (c) A shareholder entitled to dissent and obtain payment for his shares under this article may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

     79-4-13.03 DISSENT BY NOMINEES AND BENEFICIAL OWNERS.-(a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

          (1) He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

          (2) He does so with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.

     79-4-13.20 NOTICE OF DISSENTERS' RIGHTS.-(a) If proposed corporate action creating dissenters' rights under Section 79-4-13.02 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this article and be accompanied by a copy of this article.

     (b)  If corporate action creating dissenters' rights under Section 79-4-
10.02 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Section 79-4-13.22.

     79-4-13.21 NOTICE OF INTENT TO DEMAND PAYMENT.-(a) If proposed corporate action creating dissenters' rights under Section 79-4-13.02 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights (1) must deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated, and (2) must not vote his shares in favor of the proposed action.

     (b) A shareholder who does not satisfy the requirement of subsection (a) is not entitled to payment for his shares under this article.

     79-4-13.22 DISSENTERS' NOTICE.-(a) If proposed corporate action creating dissenters' rights under Section 79-4-13.02 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Section 79-4-13.21.

     (b) The dissenters' notice must be sent no later than ten (10) days after the corporate action was taken, and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he acquired beneficial ownership of the shares before that date;

          (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty (30) nor more than sixty
     (60) days after the date the subsection (a) notice is delivered; and

          (5)  Be accompanied by a copy of this article.

     79-4-13.23 DUTY TO DEMAND PAYMENT.-(a) A shareholder sent a dissenters' notice described in Section 79-4-13.22 must demand payment, certify whether he acquired beneficial ownership of the shares before the date required to be set forth in the dissenter's notice pursuant to Section 79-4-13.22(b)(3), and deposit his certificates in accordance with the terms of the notice.

     (b) The shareholder who demands payment and deposits his shares under subsection (a) retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenter's notice, is not entitled to payment for his shares under this article.

     79-4-13.24 SHARE RESTRICTIONS.-(a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under Section 79-4-13.26.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

     79-4-13.25 PAYMENT.-(a) Except as provided in Section 79-4-13.27, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who complied with Section 79-4-13.23 the amount the corporation estimates to be the fair value of his shares, plus accrued interest.

     (b)  The payment must be accompanied by:

          (1) The corporation's balance sheet as of the end of a fiscal year ending not more than sixteen (16) months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (2) A statement of the corporation's estimate of the fair value of the shares;

          (3)  An explanation of how the interest was calculated;

          (4)  A statement of the dissenters' right to demand payment under
     Section 79-4-13.28; and

          (5)  A copy of this article.

     79-4-13.26 FAILURE TO TAKE ACTION.-(a) If the corporation does not take the proposed action within sixty (60) days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

     (b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Section 79-4-13.22 and repeat the payment demand procedure.

     79-4-13.27 AFTER-ACQUIRED SHARES.-(a) A corporation may elect to withhold payment required by Section 79-4-13.25 from a dissenter unless he was the beneficial owner of the shares before the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

     (b) To the extent the corporation elects to withhold payment under subsection (a), after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated and a statement of the dissenter's right to demand payment under Section 79-4-13.28.

     79-4-13.28 PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.-(a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate (less any payment under Section 79-4-13.25), or reject the corporation's offer under Section 79-4-13.27 and demand payment of the fair value of his shares and interest due, if:

          (1)  The dissenter believes that the amount paid under Section 79-4-
     13.25 or offered under Section 79-4-13.27 is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (2) The corporation fails to make payment under Section 79-4-13.25 within sixty (60) days after the date set for demanding payment; or

          (3) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty (60) days after the date set for demanding payment.

     (b) A dissenter waives his right to demand payment under this section unless he notifies the corporation of his demand in writing under subsection (a) within thirty (30) days after the corporation made or offered payment for his shares.


                  Subarticle C.  Judicial Appraisal of Shares

     79-4-13.30  COURT ACTION.-(a)  If a demand for payment under Section 79-4-
13.28 remains unsettled, the corporation shall commence a proceeding within sixty (60) days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     (b) The corporation shall commence the proceeding in the chancery court of the county where a corporation's principal office (or, if none in this state, its registered office) is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters (whether or not residents of this state) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

     (e)  Each dissenter made a party to the proceeding is entitled to judgment
(1) for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation, or (2) for the fair value, plus accrued interest, of his after-acquired shares for which the corporation elected to withhold payment under Section 79-4-13.27.

     79-4-13.31 COURT COSTS AND COUNSEL FEES.-(a) The court in an appraisal proceeding commenced under Section 79-4-13.30 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment under Section 79-4-13.28.

     (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Sections 79-4-13.20 through 79-4-13.28; or

          (2) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by this article.

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

                                                                      APPENDIX E

                             [D. L. Johnson & Co.]




                                          March 18, 1994

Mississippi Chemical Corporation
P.O. Box 388
Yazoo City, Mississippi  39194

Attention:  Board of Directors

Gentlemen:

     On March 22, 1994, the Board of Directors ("Board") of Mississippi Chemical Corporation ("MCC") will give final consideration to the Plan of Reorganization (the "Plan") and the Exchange Offer (the "Exchange Offer") that provide for the conversion of MCC from an agricultural cooperative to a regular for-profit business corporation. The Plan and the Exchange Offer were developed by the Special Committee on Capital Structure and Formation ("Special Committee") after a comprehensive evaluation of the advantages and disadvantages of various possible corporate structures. The Plan and the Exchange Offer have been reviewed with the Board at previous Board meetings on a preliminary basis.

     Pursuant to the Plan, MCC will incorporate a wholly owned subsidiary ("New Entity") into which MCC will be merged effective as of the opening of business on July 1, 1994. In the merger, the Common Stock of MCC will be canceled and shareholders of Series I, Series II and Series III Common Stock will receive shares in the New Entity ("New Shares") based upon an appropriate allocation. Holders of Series IV, Series V and Series VI Common Stock will receive cash.

     Pursuant to the Exchange Offer, holders of Capital Equity Credits and Allocated Surplus will be offered the right to exchange those interests for New Shares equal in value to the present value of the Capital Equity Credits and Allocated Surplus.

Board of Directors
March 18, 1994


     Before approving the Plan and the Exchange Offer, the Board has requested that I assist them in developing and reviewing the methodology used in valuing Capital Equity Credits and Allocated Surplus and allocating value to MCC Common Stock. This review included the following steps: (1) valuing the New Entity,
(2) determining the present value of the Capital Equity Credits and Allocated Surplus, and (3) allocating the residual value of the New Entity to Series I, Series II and Series III Common Stock. The residual value of the New Entity is the value of the New Entity less the present value of the Capital Equity Credits and Allocated Surplus and amounts to be paid to shareholders of Series IV, Series V, and Series VI Common Stock.

     As a financial advisor to MCC, I have been involved with management, the Special Committee and the Board in reviewing structuring alternatives for over one year and am familiar with MCC's operations and the policy objectives of the Board.

     With regard to each valuation and allocation, my review took into consideration (1) the objectives and expectations of the Board when creating the various interests and rights, (2) prior practices and transactions relating to their value, (3) the Board's discretionary authority and the current policy objectives affecting the valuations, and (4) recognized methods and techniques for valuing the various interests and rights.

     In connection with this assignment, I have reviewed the following: the Plan, the Exchange offer and other relevant information relating to the reorganization of MCC; other corporate documents including the Articles of Incorporation and Bylaws currently in effect and those proposed to be in effect after the reorganization; and historical and projected financial information relating to the operations of MCC that will comprise the New Entity. I have also held discussions with members of senior management of MCC regarding its past and current business operations, financial condition and future prospects. I have also conducted an evaluation of the size, operations, capital structure and financial performance of comparable publicly traded companies and an analysis of the current public equity market for comparable companies.

     The valuations and allocations relating to the Plan and the Exchange Offer are based on the following policy decisions by the Board: (1) that Allocated Surplus be treated the same as Capital Equity Credits with assumed redemption dates subsequent to the

Board of Directors
March 18, 1994


payment of Capital Equity Credits, (2) that, but for the Plan and the Exchange Offer, the date of redemption of Capital Equity Credits and Allocated Surplus would not be the current date, (3) that the allocation among Series I, Series II and Series III Common Stock reflect their different preferred patronage rights, and (4) that Series IV, Series V and Series VI Common Stock be converted to cash as they are currently inactive and there is no present intention to reactivate them.

     As a result of my review and analysis as described above, it is my conclusion that the methodology recommended by the Special Committee in determining the value of the New Entity, the present value of the Capital Equity Credits and Allocated Surplus and the allocation procedures for Series I, Series II and Series III Common Stock are reasonable based upon the discretionary authority of the Board, the policy positions adopted by the Board and recognized methods of valuation as discussed in further detail in this report.

ESTIMATING THE VALUE OF THE CAPITAL STOCK OF THE NEW ENTITY

     In order to reasonably determine the number of New Shares to be offered to holders of Capital Equity Credits and Allocated Surplus under the Exchange Offer and to be distributed to Series I, Series II and Series III Common Stock under the Plan, a number of separate valuations were performed, including an estimate of the value of the New Entity immediately after the merger. The estimated value of the New Shares was determined by comparing MCC's historical and projected financial performance with market multiples of selected publicly traded companies. However, consideration was given to factors unique to the New Entity including its lack of trading history and limited market exposure, potential contingent liabilities and other relevant factors affecting the trading value.

     On the basis of my analysis of these factors, it is estimated that the New Entity will be valued in a range of between $280 million and $320 million on July 1, 1994. Considering this analysis and based upon my recommendation, the Special Committee has determined that an appropriate value for determining the offer under the Exchange Offer and distribution under the Plan should be the midpoint of this range or $300 million.

     Attached as Exhibit I is a table summarizing market multiples of selected publicly traded comparable companies used in

Board of Directors
March 18, 1994


developing the ranges of estimated values for the New Entity. These market multiples of comparable companies were then applied to certain financial data for the New Entity to develop ranges of implied values. These implied ranges were discounted by approximately 15% because the New Entity will lack trading history, therefore, not have the market exposure and accompanying support as compared with the more established comparable companies.

ALLOCATION AMONG SERIES I, SERIES II AND SERIES III COMMON STOCK

     Series I, Series II and Series III Common Stock entitle shareholders to purchase a specific amount of nitrogen fertilizer products pursuant to preferred patronage rights. The purchase of one ton of nitrogen fertilizer product requires .533 shares of Series I, 1.6 shares of Series II and 8 shares of Series III Common Stock. Consequently, each share of Series I Common Stock entitles its holder to patronage purchases three times the amount of Series II Common Stock and fifteen times the amount of Series III Common Stock.

     Historically, these differences in the preferred patronage rights have been the primary determinant of value in transactions involving these shares. Therefore, the Special Committee has recommended that the values of Series I, Series II and Series III Common Stock directly reflect their differing preferred patronage rights.

ALLOCATED SURPLUS

     In fiscal years ended June 30, 1992 and 1993, the Board reserved earnings which were allocated to individual shareholders in an Allocated Surplus account and are included as shareholder-members' equity. This reserve as allocated to individual shareholders in proportion to the earnings from their nitrogen fertilizer sales to total earnings, exactly as had been done previously with Capital Equity Credits.

     The decision to issue Allocated Surplus rather than Capital Equity Credits was based upon MCC's need to increase its permanent equity capital, as the ability to raise permanent equity as a cooperative was limited. Without this need to increase permanent equity, the Board would have issued Capital Equity Credits instead of Allocated Surplus.

Board of Directors
March 18, 1994


     As the conversion will allow alternatives for raising permanent equity, the Special Committee is recommending that Allocated Surplus be treated as Capital Equity Credits under the Exchange Offer. As the Board has the discretion to consider Allocated Surplus as Capital Equity Credits, the Special Committee recommends that this be done as part of the Plan and the Exchange Offer.

VALUE OF CAPITAL EQUITY CREDITS

     Although discretionary, the Board has historically redeemed Capital Equity Credits subject to MCC's financial ability to fund these redemptions. Normally, the Board has delayed redemption of these interests for a 10-year period. But for the Plan, it would be the Board's intention to continue the policy of redeeming Capital Equity Credits on the same or a similar basis.

     As part of the Exchange Offer, the Special Committee has recommended that this long-standing policy be recognized as part of the reorganization. Consequently, the Special Committee is recommending that the holders of Capital Equity Credits be offered the right to exchange the Capital Equity Credits for New Shares at a rate intended to recognize an appropriate discount factor. This discount factor should reflect the approximate interest cost if the New Entity were to borrow the funds necessary to redeem currently.

     After completing my analysis, I recommended, and the Special Committee approved, a discount rate of 8% which reflects the approximate fixed interest rate for a term loan to redeem Capital Equity Credits and Allocated Surplus. This rate reflects a premium over the comparable rate on U.S. Treasury securities of approximately 200 basis points (two percentage points).

     The analysis and recommendations described above will be discussed at your Board meeting on March 22, 1994, and I would be pleased to answer any questions you might have regarding these matters at that time.

                                                  Yours very truly,

                                                  /s/Donald L. Johnson
                                                  Donald L. Johnson
DLJ/eas
Attachment

                                                                       Exhibit I


                        MISSISSIPPI CHEMICAL CORPORATION
   Summary Market Multiples of Selected Publicly-Traded Fertilizer Companies
                    (Amounts in Millions, Except Per Share)


                                                                                         Market Capitalization as Multiple of
                                                                                     ---------------------------------------------

                                                                       Total           LTM          LTM          LTM        LTM
                                           %          Market          Market           Net         Pretax       Common      Cash
Company Name            LFY End         Dividend     Capital(a)      Capital(b)      Income(c)     Income       Equity     Flow(d)
- ------------------      -------         --------    -----------      ----------      ---------    ---------     ------     -------
First Mississippi        6/30/93          2.16        277.2             394.5           158.8          71.3         1.7       7.0
IMC Fertilizer Group     6/30/93          1.27        936.5           1,819.3              NM            NM         2.4      18.2
NU West Industries Inc.  6/30/93             0         32.6              85.2              NM            NM        11.6       6.5
Scotts Co.               9/30/93             0        338.2             429.1            15.8           9.4         2.4       8.8
Terra Industries Inc.   12/31/93             0        571.3             639.3            28.5          23.0         2.3      18.0
Vigoro Corp              6/30/93          2.15        636.2             804.8            15.0           9.9         4.0      10.0

                        MARKET MULTIPLES
                        ----------------
                        Maximum                                                         158.8          71.3        11.6      18.2
                        Minimum                                                          15.0           9.4         1.7       6.5
                        Mean                                                             54.5          28.4         4.1      11.1
                        Median                                                           22.1          16.4         2.4       9.4

LTM ENDED 12/31/93 FOR MCC EXCLUDING NEWSPRINT SOUTH                                     14.6          24.3       157.0      31.3

                        IMPLIED VALUE
                        -------------
                        Maximum                                                         2,318         1,733       1,822       570
                        Minimum                                                           219           229         267       204
                        Mean                                                              796           690         644       348
                        Median                                                            323           399         377       294

                          Total Mkt. Capital as a Multiple of
                        -------------------------------------
                                           LTM                             Market Price/
                           LTM          Operating                    ------------------------
                        Operating         Cash         LTM             CFY             NFY
                        Income(e)        Flow(f)     Revenue          EPS(g)          EPS(g)
                        ---------       ---------   ---------        --------        --------
First Mississippi           28.0           7.6          0.9              17.3            11.6
IMC Fertilizer Group        75.5          19.2          1.9             105.9            14.1
NU West Industries Inc.     15.2           6.3          1.0                NM              NM
Scotts Co.                   9.4           6.8          0.9              13.4            11.5
Terra Industries Inc.       18.6          12.8          0.6              16.5            12.7
Vigoro Corp                 10.8           8.4          1.4              14.5            13.3

MARKET MULTIPLES
- ----------------
Maximum                     75.5          19.2          1.9             105.9            14.1
Minimum                      9.4           6.3          0.6              13.4            11.5
Mean                        26.3          10.2          1.1              33.5            12.6
Median                      16.9           8.0          1.0              16.5            12.7

LTM ENDED 12/31/93 FOR
 MCC EXCLUDING
 NEWSPRINT SOUTH            28.5          45.2        285.8              21.9            26.7

IMPLIED VALUE
- -------------                (h)           (h)
Maximum                    2,082           799          543             2,321             377
Minimum                      199           216          172               294             307
Mean                         681           393          314               734             337
Median                       413           293          286               362             340

[FN]
(a)  Equal to shares outstanding multiplied by the market price per share
(b)  Market value plus total debt and preferred equity less cash    Debt 73.123
     Cash 4.862
(c) Defined as net income available to common equity. For comparative purposes, MCC's pretax income tax affected at 40% tax rate
(d) For comparative purposes, defined as net income to common plus depreciation and amortization
(e)  Defined as earnings before net income and taxes
(f) For comparative purposes, defined as operating income plus depreciation and amortization
(g) Current market price per share divided by I/B/E/S median EPS for the current and next fiscal year
(h)  Adjusted for net debt outstanding at 12/31/93

                          PROXY AND EXCHANGE ELECTION

The undersigned shareholder hereby appoints Charles O. Dunn and Coley L. Bailey, or either of them, with full power of substitution, to act as proxy for and to vote the stock of the undersigned at the special meeting of shareholders to be held at the Owen Cooper Administration Building, Highway 49 East, Yazoo City, Mississippi, on June 28, 1994, at 9:00 a.m. local time, or any adjournment thereof, for the purposes stated in the Notice of Special Meeting of Shareholders.

The undersigned, being the holder of the Common Stock and other interests in Mississippi Chemical Corporation as described on the attached Schedule of Ownership (the "Schedule"), hereby directs this proxy to be voted and this exchange election to be made in accordance with the following directions:

1.   PROPOSAL NO. 1 AND EXCHANGE ELECTION NO. 1

     PLAN OF REORGANIZATION - RECOMMENDED BY THE BOARD OF DIRECTORS

     FOR
     [_] The undersigned votes for the Plan of Reorganization (the "Plan"), and for the election of the classified board of directors which is a part of the Plan, and in connection therewith makes the following election if the Plan is approved: The undersigned elects to exchange its Capital Equity Credits and Allocated Surplus Accounts (as described in the Schedule) for Common Stock of the New Company in accordance with the Plan. PLEASE PROCEED DIRECTLY TO EXCHANGE ELECTION NO. 3.
     AGAINST
     [_] The undersigned votes against the Plan. If you hold Capital Equity Credits and Allocated Surplus Accounts (see Schedule), PLEASE PROCEED TO EXCHANGE ELECTION NO. 2.

2.   EXCHANGE ELECTION NO. 2

     ADDITIONAL ELECTIONS FOR THOSE VOTING AGAINST THE PLAN WHO HOLD CAPITAL EQUITY CREDITS OR ALLOCATED SURPLUS ACCOUNTS. DO NOT COMPLETE IF YOU VOTED FOR THE PLAN.

     YES
     [_] If the Plan is approved, the undersigned elects to exchange its Capital Equity Credits and Allocated Surplus Accounts for Common Stock of the New Company in accordance with the Plan. PLEASE PROCEED TO EXCHANGE ELECTION NO. 3.
     NO
     [_] If the Plan is approved, the undersigned elects to retain its Capital Equity Credits and Allocated Surplus Accounts. PLEASE PROCEED TO EXCHANGE ELECTION NO. 3.

3.   EXCHANGE ELECTION NO. 3

     ADDITIONAL ELECTIONS RELATING TO SMALL HOLDERS.

     YES
     [_] If, after approval and implementation of the Plan, the undersigned would own fewer than 100 shares of the New Company, the undersigned elects to exchange its shares of Common Stock in the New Company for cash at the rate of $15 per share. PLEASE SIGN AND RETURN THIS FORM.

     NO
     [_] If, after approval and implementation of the Plan, the undersigned would own fewer than 100 shares of the New Company, the undersigned elects to retain its shares of Common Stock in the New Company. Those persons owning fewer than 100 shares may encounter difficulties in disposing of their shares. PLEASE SIGN AND RETURN THIS FORM.

THIS PROXY WILL BE VOTED AS DIRECTED. IF NO CONTRARY DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED FOR THE PLAN AND WILL BE TREATED AS AN AFFIRMATIVE ELECTION UNDER EXCHANGE ELECTION NO. 1 AND EXCHANGE ELECTION NO. 3.

  Dated ___________, 1994          ___________________________________
                                                Signed
                                    (EXACT name as it appears on Stock
                                             Certificate, etc.)

                               EXCHANGE ELECTION
                               -----------------

                        MISSISSIPPI CHEMICAL CORPORATION

The undersigned, being the holder of Capital Equity Credits and Allocated Surplus Accounts of MISSISSIPPI CHEMICAL CORPORATION, hereby directs this exchange election to be made in accordance with the following directions:

1.  Exchange Election No. 1.

    Yes
    [_] If the Plan is approved, the undersigned elects to exchange its Capital Equity Credits and Allocated Surplus Accounts for Common Stock of the New Company in accordance with the Plan. Please Proceed to Exchange Election No. 2

    No
    [_] If the Plan is approved, the undersigned elects to retain its Capital Equity Credits and Allocated Surplus Accounts. IN THE EVENT THAT HOLDERS OF CAPITAL EQUITY CREDITS AND ALLOCATED SURPLUS ACCOUNTS DO NOT ELECT TO ACCEPT THE EXCHANGE OFFER, THEY MAY NEVER REALIZE VALUE ON THESE INTERESTS.

2.  Exchange Election No. 2.
    Additional Elections Relating to Small Holders.

    Yes
    [_] If, after approval and implementation of the Plan, the undersigned would own fewer than 100 shares of the New Company both as a result of the merger and in an exchange as permitted hereunder, the undersigned elects to exchange its shares of Common Stock in the New Company for cash at the rate of $15 per share. Please sign and return this form.

    No
    [_] If, after approval and implementation of the Plan, the owner would own fewer than 100 shares of the New Company, the undersigned elects to retain its shares of Common Stock in the New Company. Those persons owning fewer than 100 shares may encounter difficulties in disposing of their shares. Please sign and return this form.


Dated: __________, 1994            _____________________________
                                            (signature)
                                   Please sign exactly as your name
                                   appears on Mississippi Chemical
                                   Corporation's records.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 21.  Exhibits and Financial Statement Schedules.

(a)  Exhibits

     2 Plan of Reorganization (included as Appendix A to the Proxy Statement/Prospectus).

     3.1  Articles of Incorporation of the New Company (included     as Appendix
          B to the Proxy Statement/Prospectus).

     3.2 Articles of Incorporation of the Cooperative (incorporated herein by reference to Exhibit 3.1 to the Cooperative's Annual Report on Form 10-K for the fiscal year ended June 30, 1992, File No. 2-7803).

     3.3 By-laws of the New Company (included as Appendix C to the Proxy Statement/Prospectus).

     3.4 By-laws of the Cooperative (incorporated herein by reference to Exhibit 3.2 to the Cooperative's Annual Report on Form 10-K for the fiscal year ended June 30, 1988, File No. 2-7803).

     4.1 Specimen of the Cooperative's Nitrogen Series I Common Stock Certificate, (incorporated herein by reference to Exhibit 4.1 to the Cooperative's Annual Report on Form 10-K for the fiscal year ended June 30, 1993, File No. 2-7803).

     4.2 Specimen of the Cooperative's Nitrogen Series II Common Stock Certificate, (incorporated herein by reference to Exhibit 4.2 to the Cooperative's Annual Report on Form 10-K for the fiscal year ended June 30, 1993, File No. 2-7803).

     4.3 Specimen of the Cooperative's Nitrogen Series III Common Stock Certificate, (incorporated herein by reference to Exhibit 4.3 to the Cooperative's Annual Report on Form 10-K for fiscal year ended June 30, 1993, File No. 2-7803).

     4.4 Specimen of the Cooperative's Mixed Series IV Common stock Certificate, (incorporated herein by reference to Exhibit 4.4 to the Cooperative's Annual Report on Form 10-K for the fiscal year ended June 30, 1993, File No. 2-7803).

     4.5 Specimen of the Cooperative's Mixed Series V Common Stock Certificate, (incorporated herein by reference to Exhibit 4.5 to the Cooperative's Annual Report on Form

          10-K for the fiscal year ended June 30, 1993, File No. 2-7803).

     4.6 Specimen of the Cooperative's Standard Potash Series VI Common Stock Certificate, (incorporated herein by reference to Exhibit 4.6 to the Cooperative's Annual Report on Form 10-K for the fiscal year ended June 30, 1993, File No. 2-7803).

     4.7 Specimen of the Cooperative's 9 1/2% Subordinated Note Due July 1, 1999, (incorporated herein by reference to Exhibit 4.7 to the Cooperative's Annual Report on Form 10-K for the fiscal year ended June 30, 1993, File No. 2-7803).

     4.8 Term Loan Agreement Number 6420 dated August 25, 1987, between the Cooperative's subsidiary, Newsprint South, Inc., and Jackson Bank for Cooperatives (now National Bank for Cooperatives) in an amount not to exceed $4,700,000, as amended and restated by Amendment to Loan Agreement Number 6420(A) dated February 2, 1989, (incorporated herein by reference to Exhibit 4.8 to the Cooperative's Annual Report on Form 10-K for the fiscal year ended June 30, 1993 File No. 2-7803).

     4.9 Line of Credit Agreement Number 6899 dated December 13, 1991, between the Cooperative's subsidiary, Newsprint South, Inc., and National Bank for Cooperatives, for a revolving line of credit in an amount equal to the lesser of the Borrowing Base (as defined in Section 6 thereof) or $10,680,000, as amended by Amendment Number 6899(A) dated June 12, 1992, and Amendment Number 6899(B) dated December 18, 1992, which increased the line of credit to $10,992,000, (incorporated herein by reference to Exhibit 4.9 to the Cooperative's Annual Report on Form 10-K for the fiscal year ended on June 30, 1993, File No. 2-7803).

    4.10 Term Loan Agreement number 6939 dated October 19, 1992, between the Cooperative's subsidiary, Mississippi Phosphates Corporation, and National Bank for Cooperatives and the Company as co-maker in an aggregate principal amount not to exceed $10,000,000, (incorporated herein by reference to Exhibit 4.10 to the Cooperative's Annual Report on Form 10-K for the fiscal year ended June 30, 1993, File No. 2-
          7803).

    4.11 Line of Credit Agreement Number 6871 dated September 30, 1991, between the Cooperative and National Bank for Cooperatives for a revolving line of credit in the amount of $10,000,000, as amended by Amendment Number 6871(A) dated October 20, 1992, which increases the line of credit to $15,000,000, (incorporated herein by reference to Exhibit 4.11 to the Cooperative's Annual Report on Form 10-K for the fiscal year ended June 30, 1993, File No. 2-7803).

    4.12 Amendment Number 6392(A) dated November 2, 1987, and Amendment Number 6392(B) dated April 20, 1988, to Loan Agreement Number 6392 dated as of April 24, 1987, between the Cooperative and the Jackson Bank for Cooperatives (now the National Bank for Cooperatives), (incorporated herein by reference to Exhibit 4.12 to the Cooperative's Annual Report on Form 10-K for the fiscal year ended June 30, 1993, File No. 2-
          7803).

    4.13 Loan Agreement Number 6392 dated as of April 24, 1987, between the Cooperative and Jackson Bank for Cooperatives (now the National Bank for Cooperatives) in a principal amount not to exceed $35,000,000; (incorporated herein by reference to Exhibit 4.13 to the Cooperative's Annual Report on Form 10-K for the fiscal year ended June 30, 1987, File No. 2-7803).

    4.14 Revolving Credit/Term Loan Agreement dated August 6, 1992, between the Cooperative and NationsBank of Tennessee, purchaser of the Cooperative's Series I Secured Note, Due June 30, 1999, in the aggregate principal amount of $20,000,000; filed as Exhibit 4.1 to the Cooperative's Annual Report on Form 10-K for the fiscal year ended June 30, 1992, File No. 2-7803, and incorporated herein by reference thereto.

    4.15 Note Purchase Agreement dated as of December 26, 1989, between the Cooperative and John Hancock Variable Life Insurance Company, purchaser of the Cooperative's 9.97% Secured Notes, Series H, Due 1999, in the aggregate principal amount of $6,000,000; filed as an exhibit to Exhibit 4.3 to the Cooperative's Annual Report on Form 10-K for the fiscal year ended June 30, 1990, File No. 2-7803, and incorporated herein by reference thereto.

    4.16 Twelfth Supplemental Indenture dated as of August 6, 1992, between the Cooperative and Deposit Guaranty National Bank; filed as Exhibit 4.3 to the Cooperative's Annual Report on Form 10-K for the fiscal year ended June 30, 1992, File No. 2-7803, and incorporated herein by reference thereto.

    4.17 Eleventh Supplemental Indenture dated as of July 16, 1990, between the Cooperative and Deposit Guaranty National Bank, together with Exhibit A thereto, being an Agreement for Real Estate Purchase Option dated July 16, 1990, for the sale of the Cooperative's Hardee

          County, Florida, property and underlying phosphate reserves; filed as
          Exhibit 4.2 to Amendment No. 1 of the Cooperative's Report on Form 8 dated November 7, 1990, File No. 2-7803, and incorporated herein by reference thereto.

    4.18 Tenth Supplemental Indenture dated as of December 26, 1989, between the Cooperative and Deposit Guaranty National Bank, together with Exhibit A thereto, being a Note Purchase Agreement dated as of December 26, 1989, between the Cooperative and John Hancock Variable Life Insurance Company, purchaser of the Cooperative's 9.97% Secured Notes, Series H, Due 1999, in the aggregate principal amount of $6,000,000; filed as Exhibit 4.3 to the Cooperative's Annual Report on Form 10-K for the fiscal year ended June 30, 1990, File No. 2-7803, and incorporated herein by reference thereto.

    4.19 Ninth Supplemental Indenture dated as of February 23, 1988, between the Cooperative and Deposit Guaranty National Bank; filed as Exhibit
          4.1 to the Cooperative's Annual Report on Form 10-K for the fiscal year ended June 30, 1988, File No. 2-7803, and incorporated herein by reference thereto.

    4.20 Eighth Supplemental Indenture dated as of May 15, 1983, between the Cooperative and Deposit Guaranty National Bank; filed as Exhibit 4.1 to Post-Effective Amendment No. 3 to Registration Statement No. 2-71827 and incorporated herein by reference thereto.

    4.21 Seventh Supplemental Indenture dated as of October 1, 1979, between the Cooperative and Deposit Guaranty National Bank; filed as Exhibit 2 to Post-Effective Amendment No. 3 to Registration Statement No. 2-57390 and incorporated herein by reference thereto.

    4.22 Sixth Supplemental Indenture dated as of September 1, 1979, between the Cooperative and Deposit Guaranty National Bank, filed as Exhibit 3 to Post-Effective Amendment No. 3 to Registration Statement No. 2-57390 and incorporated herein by reference thereto.

    4.23 Fifth Supplemental Indenture dated as of June 1, 1978, between the Cooperative and Deposit Guaranty National Bank; filed as Exhibit 7 to the Cooperative's Annual Report on Form 10-K for the fiscal year ended June 30, 1979, File No. 2-7803, and incorporated herein by reference thereto.

    4.24 Fourth Supplemental Indenture dated as of May 1, 1978, between the Cooperative and Deposit Guaranty National

          Bank; filed as Exhibit 9 to Post-Effective Amendment No. 2 to Registration Statement No. 2-57390 and incorporated herein by reference thereto.

    4.25 Third Supplemental Indenture dated as of June 28, 1977, between the Cooperative and Deposit Guaranty National Bank; filed as Exhibit 6 to Post-Effective Amendment No. 1 to Registration Statement No. 2-57390 and incorporated herein by reference thereto.

    4.26 Second Supplemental Indenture dated as of September 30, 1976, among the Cooperative, New Orleans Bank for Cooperatives, John H. Farrelly and Deposit Guaranty National Bank; filed as Exhibit 6 to Registration Statement No. 2-57390 and incorporated herein by reference thereto.

    4.27 First Supplemental Indenture, dated as of September 7, 1976, among the Cooperative, New Orleans Bank for Cooperatives, John H. Farrelly and Deposit Guaranty National Bank; filed as Exhibit 3 to the Cooperative's Annual Report on Form 10-K for the fiscal year ended June 30, 1976, File No. 2-7803, and incorporated herein by reference thereto.

    4.28 Note Purchase Agreement effective as of September 1, 1976, between the Cooperative and the Purchasers of the Cooperative's 9 1/2% Secured Notes, Series B, Due 1996, in the aggregate principal amount of $35,000,000, together with Exhibits A and B thereto; filed as Exhibit 2 to the Cooperative's Annual Report on Form 10-K for the fiscal year ended June 30, 1976, File No. 2-7803, and incorporated herein by reference thereto.

    4.29 Indenture dated as of May 1, 1989, between the Cooperative and Sunburst Bank, as Trustee, for the issuance by the Cooperative and 9 1/2% subordinated notes, due July 1, 1999, in the aggregate principal amount of $11,061,000; filed as Exhibit 4.1 to the Cooperative's Annual Report on Form 10-K for the fiscal year ended June 30, 1989, File No. 7-2803, and incorporated herein by reference thereto.

    4.30  Specimen of the New Company's Common Stock Certificate.

    4.31 Thirteenth Supplemental Indenture dated as of July 16, 1993, between the Registrant and Deposit Guaranty National Bank, filed as Exhibit
          4.1 to the Cooperative's Current Report on Form 8-K dated April 26, 1994, File No. 2-7803, and incorporated herein by reference thereto.

    4.32 Amendment Number 6392(C) dated October 22, 1993 to Loan Agreement Number 6392 dated as of April 24, 1987, between the Registrant and the Jackson Bank for Cooperatives (now the National Bank for Cooperatives), filed as Exhibit 4.2 to the Cooperative's Current Report on Form 8-K dated April 26, 1994, File No. 2-7803, and incorporated herein by reference thereto.

    4.33 Amended and Restated Line of Credit Agreement Number 6899(C) dated December 17, 1993, between the Registrant's subsidiary Newsprint South, Inc., and National Bank for Cooperatives, for a revolving line of credit, filed as Exhibit 4.3 to the Cooperative's Current Report on Form 8-K dated April 26, 1994, File No. 2-7803, and incorporated herein by reference thereto.

    4.34 Amended and Restated Line of Credit Agreement Number 6872(B) dated October 22, 1993, between the Registrant and National Bank for Cooperatives, for a revolving line of credit, filed as Exhibit 4.4 to the Cooperative's Current Report on Form 8-K dated April 26, 1994, File No. 2-7803, and incorporated herein by reference thereto.

    4.35 Amended and Restated Line of Credit Agreement Number 6871(B) dated October 22, 1993, between the Registrant and National Bank for Cooperatives, for a revolving line of credit, filed as Exhibit 4.5 to the Cooperative's Current Report on Form 8-K dated April 26, 1994, File No. 2-7803, and incorporated herein by reference thereto.

    5.    Opinion re Legality.

    8.    Opinion re Tax Matters.

   10.1 First Supplement to Lease Agreement dated as of June 30, 1992, to the Lease Agreement dated as of September 28, 1989, among Newsprint South, Inc., The First National Bank of Boston, and G. Patrick McEnroe, as Trustees, (incorporated herein by reference to Exhibit 10.1 to the Cooperative's Annual Report on Form 10-K for the fiscal year ended June 30, 1993, File No. 2-7803).

   10.2 Second Supplement to Lease Agreement dated as of July 15, 1992, to the Lease Agreement dated as of September 28, 1989, among Newsprint South, Inc., The First National Bank of Boston, and G. Patrick McEnroe, as Trustees, (incorporated herein by reference to Exhibit 10.2 to the Cooperative's Annual Report on Form 10-K for the fiscal year ended June 30, 1993, File No. 2-7803).

   10.3 Amendment of Agreement, effective as of July 1, 1993, to the Agreement entered into as of October 1, 1991, by the Cooperative's subsidiary, Mississippi Phosphates Corporation, for the exclusive distribution of diammonium phosphate produced by Mississippi Phosphates Corporation, (incorporated herein by reference to Exhibit 10.3 to the Cooperative's Annual Report on Form 10-K for the fiscal year ended June 30, 1993, File No. 2-7803)./1/

   10.4 Amendment to Joint Venture Agreement entered into by the Cooperative and First Mississippi Corporation effective as of May 28, 1993, (incorporated herein by reference to Exhibit 10.4 to the Cooperative's Annual Report on Form 10-K for the fiscal year ended June 30, 1993, File No. 2-7803).

   10.5 Amendment to Products Withdrawal Agreement entered into by the Cooperative and First Mississippi Corporation effective as of May 28, 1993, (incorporated herein by reference to Exhibit 10.5 to the Cooperative's Annual Report on Form 10-K for the fiscal year ended June 30, 1993, File No. 2-7803).

   10.6 Agreement effective as of October 1, 1991, by the Cooperative's subsidiary, Mississippi Phosphates Corporation for the exclusive distribution of diammonium phosphate produced by Mississippi Phosphates Corporation; filed as Exhibit 10.1 to Amendment No. 1 to the Cooperative's Report on Form 8 dated January 7, 1993, File No. 2-7803, and incorporated herein by reference thereto./2/

   10.7 Agreement made and entered into as of September 15, 1991, between Office Cherifien des Phosphates and Mississippi Phosphates Corporation for the sale and purchase of phosphate rock; filed as Exhibit 10.1 to
- ----------
/1/ Pursuant to the Securities Exchange Act of 1934, Rule 24b-2, confidential portions of Exhibit 10.3 have been deleted and filed separately with the Commission pursuant to a request for confidential treatment.

/2/ Pursuant to the Securities Exchange Act of 1934, Rule 24b-2, confidential portions of Exhibit 10.6 have been deleted and filed separately with the Commission pursuant to a request for confidential treatment.

          the Cooperative's Annual Report on Form 10-K for the fiscal year ended June 30, 1991, File No. 2-7803, and incorporated herein by reference thereto./3/

   10.8 Lease Agreement dated as of September 28, 1989, among Newsprint South, Inc., The First National Bank of Boston, and G. Patrick McEnroe, as Trustees; filed as Exhibit 10.1 to the Cooperative's Annual Report on Form 10-K for the fiscal year ended June 30, 1990, File No. 2-7803, and incorporated herein by reference thereto.

   10.9 Agreement for Real Estate Purchase Option dated July 16, 1990, for the sale of the Cooperative's Hardee County, Florida, property and underlying phosphate reserves; filed as an exhibit to Exhibit 4.2 to the Cooperative's Annual Report on Form 10-K for the fiscal year ended June 30, 1990, File No. 2-7803, and incorporated herein by reference thereto./4/

   10.10 Power Contract dated as of June 27, 1988, between the Cooperative's subsidiary, Newsprint South, Inc., and Tennessee Valley Authority, as supplemented by letter agreement dated June 27, 1988, filed as Exhibit
          10.3 to the Cooperative's Annual Report on Form 10-K for the fiscal year ended June 30, 1990, File No. 2-7803, and incorporated herein by reference thereto.

   10.11 Gas Purchase and Sale Contract between the Cooperative and Shell Western E&P Inc., dated as of January 1, 1986; filed as Exhibit 10.6 to Amendment No. 1 of the Cooperative's Report on Form 8 dated January 7, 1993, File No. 2-7803, and incorporated herein by reference thereto./5/
- ----------
/3/ Pursuant to the Securities Exchange Act of 1934, Rule 24b-2, confidential portions of Exhibit 10.7 have been deleted and filed separately with the Commission pursuant to a request for confidential treatment.

/4/ Pursuant to the Securities Exchange Act of 1934, Rule 24b-2, confidential portions of Exhibit 10.9 have been deleted and filed separately with the Commission pursuant to a request for confidential treatment.

/5/ Pursuant to the Securities Exchange Act of 1934, Rule 24b-2, confidential portions of Exhibit 10.11 have been deleted and filed separately with the Commission pursuant to a request for confidential treatment.

   10.12 Triad Chemical Joint Venture Agreement; filed as Exhibit G1 to Post-Effective Amendment No. 6 to Registration Statement No. 2-25041 and incorporated herein by reference thereto.

   10.13 Products Withdrawal Agreement dated June 3, 1968, between First Mississippi Corporation and MisCoa covering withdrawal of product from Triad Chemical; filed as Exhibit H to Post-Effective Amendment No. 7 to Registration Statement No. 2-25041 and incorporated herein by reference thereto.

   10.14 Amendment of Agreement for Real Estate Purchase Option dated July 16, 1993 by and between the Registrant and IMC-Agrico Company, for the sale of the Registrant's Hardee County, Florida property and underlying phosphate reserves, filed as Exhibit 10 to the Cooperative's Current Report on Form 8-K dated April 26, 1994, File No. 2-7803, and incorporated herein by reference thereto.

   18.1 Preferability letter dated July 31, 1992, issued by Arthur Andersen & Co. to the Cooperative to fulfill the requirements of Regulation S-K in connection with the Cooperative's change in the method of reporting patronage refunds; filed as Exhibit 18.1 to the Cooperative's Annual Report on Form 10-K for the fiscal year ended June 30, 1993, File No. 2-7803, and incorporated herein by reference thereto.

   21.1 List of subsidiaries of the Cooperative; filed as Exhibit 21.1 to the Cooperative's Annual Report on Form 10-K for the fiscal year ended June 30, 1993, File No. 2-7803, and incorporated herein by reference thereto.

   23.1   Consent of McDermott, Will & Emery (included in Exhibits 5 and 8).

   23.2   Consent of Arthur Andersen & Co.

   23.3   Consent of D. L. Johnson & Co.

   24     Power of Attorney (previously filed).

     (b)  Financial Statement Schedules.

          Schedule V - Property, Plant and Equipment.
          Schedule VI - Accumulated Depreciation, Depletion and Amortization of Property, Plant and Equipment.
          Schedule IX - Short-Term Borrowings.
          Schedule X - Supplementary Income Statement Information.

     (c)  Not applicable.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the registrant has duly caused this amendment to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Yazoo, State of Mississippi, on May 23, 1994.

                              MISSISSIPPI CHEMICAL CORPORATION


                              By:  /s/ Charles O. Dunn
                                   --------------------------------
                                   Charles O. Dunn
                                   President and Principal
                                   Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

        Signature                Title              Date
        ---------                -----              ----

/s/Charles O. Dunn
- -------------------------   President,          May 23, 1994
Charles O. Dunn             Principal
                            Executive Officer
                            and Director

/s/William F. Hawkins
- -------------------------   Principal           May 23, 1994
William F. Hawkins          Financial and
                            Chief Accounting
                            Officer, Senior
                            Vice President of
                            Finance and
                            Administration

/s/W. H. Allen, Jr.*
- -------------------------   Director            May 23, 1994
W. H. Allen, Jr.

/s/John W. Anderson*
- -------------------------   Director            May 23, 1994
John W. Anderson

/s/Coley L. Bailey*
- -------------------------   Director            May 23, 1994
Coley L. Bailey

/s/U. Owen Bibb, Jr.*
- -------------------------   Director            May 23, 1994
U. Owen Bibb, Jr.

/s/F. Neal Bolton*
- -------------------------   Director            May 23, 1994
F. Neal Bolton

/s/Randon D. Bounds*
- -------------------------   Director            May 23, 1994
Randon D. Bounds

/s/Bruce J. Brumfield*
- -------------------------   Director            May 23, 1994
Bruce J. Brumfield

/s/Frank R. Burnside,
 Jr.*
- -------------------------   Director            May 23, 1994
Frank R. Burnside, Jr.

/s/Robert A. Carson*
- -------------------------   Director            May 23, 1994
Robert A. Carson

/s/John A. Denton*
- -------------------------   Director            May 23, 1994
John A. Denton

/s/Robert P. Dixon*
- -------------------------   Director            May 23, 1994
Robert P. Dixon

/s/W. R. Dyess*
- -------------------------   Director            May 23, 1994
W. R. Dyess

        Signature                Title              Date
        ---------                -----              ----

/s/A. T. Evans*
- -------------------------   Director            May 23, 1994
A. T. Evans

/s/John A. Gaston*
- -------------------------   Director            May 23, 1994
John A. Gaston

/s/Thomas H. Gist, Jr.*
- -------------------------   Director            May 23, 1994
Thomas H. Gist, Jr.

/s/Carroll F. Harpole*
- -------------------------   Director            May 23, 1994
Carroll F. Harpole

/s/John Sharp Howie*
- -------------------------   Director            May 23, 1994
John Sharp Howie

/s/G. David Jobe*
- -------------------------   Director            May 23, 1994
G. David Jobe

/s/Tom C. Parry*
- -------------------------   Director            May 23, 1994
Tom C. Parry

/s/W. A. Percy II*
- -------------------------   Director            May 23, 1994
W. A. Percy II

/s/Gene C. Pickens*
- -------------------------   Director            May 23, 1994
Gene C. Pickens

/s/E. C. A. Runge*
- -------------------------   Director            May 23, 1994
E. C. A. Runge

/s/Wayne Thames*
- -------------------------   Director            May 23, 1994
Wayne Thames

________________________

*    /s/ Robert E. Jones
     -------------------
     By:  Robert E. Jones
          Attorney-in-Fact

                                 EXHIBIT INDEX
                                 -------------

Number               Description of Exhibit               Page
- ------               ----------------------               ----
[C]     [S]                                               [C]

 2      Plan of Reorganization (included as Appendix      [  ]
        A to the Proxy Statement/Prospectus).

 3.1    Articles of Incorporation of the New Company      [  ]
        (included as Appendix B to the Proxy
        Statement/Prospectus).

 3.2    Articles of Incorporation of the Cooperative       --
        (incorporated herein by reference to Exhibit
        3.1 to the Cooperative's Annual Report on
        Form 10-K for the fiscal year ended June 30, 1992, File No. 2-7803).

 3.3    By-laws of the New Company (included as           [  ]
        Appendix C to the Proxy
        Statement/Prospectus).

 3.4    By-laws of the Cooperative (incorporated           --
        herein by reference to Exhibit 3.2 to the Cooperative's Annual Report on Form 10-K for the fiscal year ended June 30, 1988, File No.
        2-7803).

 4.1    Specimen of the Cooperative's Nitrogen Series      --
        I Common Stock Certificate, (incorporated herein by reference to Exhibit 4.1 to the Cooperative's Annual Report on Form 10-K for the fiscal year ended June 30, 1993, File No.
        2-7803).

 4.2    Specimen of the Cooperative's Nitrogen Series      --
        II Common Stock Certificate, (incorporated herein by reference to Exhibit 4.2 to the Cooperative's Annual Report on Form 10-K for the fiscal year ended June 30, 1993, File No.
        2-7803).

 4.3    Specimen of the Cooperative's Nitrogen Series      --
        III Common Stock Certificate, (incorporated herein by reference to Exhibit 4.3 to the Cooperative's Annual Report on Form 10-K for fiscal year ended June 30, 1993, File No.
        2-7803).

 4.4    Specimen of the Cooperative's Mixed Series IV      --
        Common stock Certificate, (incorporated
        herein by reference to Exhibit 4.4 to the Cooperative's Annual Report on Form 10-K for the fiscal year ended June 30, 1993, File No.
        2-7803).

 4.5    Specimen of the Cooperative's Mixed Series V       --
        Common Stock Certificate, (incorporated
        herein by reference to Exhibit 4.5 to the Cooperative's Annual Report on Form 10-K for the fiscal year ended June 30, 1993, File No.
        2-7803).

 4.6    Specimen of the Cooperative's Standard Potash      --
        Series VI Common Stock Certificate,
        (incorporated herein by reference to Exhibit
        4.6 to the Cooperative's Annual Report on
        Form 10-K for the fiscal year ended June 30, 1993, File No. 2-7803).

 4.7    Specimen of the Cooperative's 9 1/2%               --
        Subordinated Note Due July 1, 1999,
        (incorporated herein by reference to Exhibit
        4.7 to the Cooperative's Annual Report on
        Form 10-K for the fiscal year ended June 30, 1993, File No. 2-7803).

 4.8    Term Loan Agreement Number 6420 dated August       --
        25, 1987, between the Cooperative's
        subsidiary, Newsprint South, Inc., and
        Jackson Bank for Cooperatives (now National
        Bank for Cooperatives) in an amount not to exceed $4,700,000, as amended and restated by Amendment to Loan Agreement Number 6420(A) dated February 2, 1989, (incorporated herein by reference to Exhibit 4.8 to the Cooperative's Annual Report on Form 10-K for the fiscal year ended June 30, 1993 File No.
        2-7803).

 4.9    Line of Credit Agreement Number 6899 dated         --
        December 13, 1991, between the Cooperative's subsidiary, Newsprint South, Inc., and
        National Bank for Cooperatives, for a
        revolving line of credit in an amount equal to the lesser of the Borrowing Base (as defined in Section 6 thereof) or $10,680,000, as amended by Amendment Number 6899(A) dated
        June 12, 1992, and Amendment Number 6899(B) dated December 18, 1992, which increased the line of credit to $10,992,000, (incorporated herein by reference to Exhibit 4.9 to the Cooperative's Annual Report on Form 10-K for the fiscal year ended on June 30, 1993, File no. 2-7803).

 4.10   Term Loan Agreement number 6939 dated October      --
        19, 1992, between the Cooperative's
        subsidiary, Mississippi Phosphates
        Corporation, and National Bank for
        Cooperatives and the Company as co-maker in an aggregate principal amount not to exceed
        $10,000,000, (incorporated herein by
        reference to Exhibit 4.10 to the
        Cooperative's Annual Report on Form 10-K for the fiscal year ended June 30, 1993, File No.
        2-7803).

 4.11   Line of Credit Agreement Number 6871 dated         --
        September 30, 1991, between the Cooperative and National Bank for Cooperatives for a revolving line of credit in the amount of $10,000,000, as amended by Amendment Number
        6871(A) dated October 20, 1992, which
        increases the line of credit to $15,000,000, (incorporated herein by reference to Exhibit
        4.11 to the Cooperative's Annual Report on
        Form 10-K for the fiscal year ended June 30, 1993, File No. 2-7803).

 4.12   Amendment Number 6392(A) dated November 2,         --
        1987, and Amendment Number 6392(B) dated
        April 20, 1988, to Loan Agreement Number 6392 dated as of April 24, 1987, between the Cooperative and the Jackson Bank for Cooperatives (now the National Bank for
        Cooperatives), (incorporated herein by
        reference to Exhibit 4.12 to the
        Cooperative's Annual Report on Form 10-K for the fiscal year ended June 30, 1993, File No.
        2-7803).

 4.13   Loan Agreement Number 6392 dated as of April       --
        24, 1987, between the Cooperative and Jackson
        Bank for Cooperatives (now the National Bank for Cooperatives) in a principal amount not to exceed $35,000,000; (incorporated herein by reference to Exhibit 4.13 to the Cooperative's Annual Report on Form 10-K for the fiscal year ended June 30, 1987, File No.
        2-7803).

 4.14   Revolving Credit/Term Loan Agreement dated         --
        August 6, 1992, between the Cooperative and
        NationsBank of Tennessee, purchaser of the Cooperative's Series I Secured Note, Due June
        30, 1999, in the aggregate principal amount of $20,000,000; filed as Exhibit 4.1 to the Cooperative's Annual Report on Form 10-K for the fiscal year ended June 30, 1992, File No.
        2-7803, and incorporated herein by reference thereto.

 4.15   Note Purchase Agreement dated as of December       --
        26, 1989, between the Cooperative and John
        Hancock Variable Life Insurance Company, purchaser of the Cooperative's 9.97% Secured
        Notes, Series H, Due 1999, in the aggregate principal amount of $6,000,000; filed as an exhibit to Exhibit 4.3 to the Cooperative's
        Annual Report on Form 10-K for the fiscal year ended June 30, 1990, File No. 2-7803, and incorporated herein by reference thereto.

 4.16   Twelfth Supplemental Indenture dated as of         --
        August 6, 1992, between the Cooperative and
        Deposit Guaranty National Bank; filed as
        Exhibit 4.3 to the Cooperative's Annual
        Report on Form 10-K for the fiscal year ended
        June 30, 1992, File No. 2-7803, and
        incorporated herein by reference thereto.

 4.17   Eleventh Supplemental Indenture dated as of        --
        July 16, 1990, between the Cooperative and
        Deposit Guaranty National Bank, together with
        Exhibit A thereto, being an Agreement for Real Estate Purchase Option dated July 16,
        1990, for the sale of the Cooperative's
        Hardee County, Florida, property and
        underlying phosphate reserves; filed as
        Exhibit 4.2 to Amendment No. 1 of the
        Cooperative's Report on Form 8 dated November
        7, 1990, File No. 2-7803, and incorporated herein by reference thereto.

 4.18   Tenth Supplemental Indenture dated as of           --
        December 26, 1989, between the Cooperative and Deposit Guaranty National Bank, together with Exhibit A thereto, being a Note Purchase
        Agreement dated as of December 26, 1989, between the Cooperative and John Hancock
        Variable Life Insurance Company, purchaser of the Cooperative's 9.97% Secured Notes, Series
        H, Due 1999, in the aggregate principal
        amount of $6,000,000; filed as Exhibit 4.3 to the Cooperative's Annual Report on Form 10-K for the fiscal year ended June 30, 1990, File
        No. 2-7803, and incorporated herein by
        reference thereto.

 4.19   Ninth Supplemental Indenture dated as of           --
        February 23, 1988, between the Cooperative and Deposit Guaranty National Bank; filed as
        Exhibit 4.1 to the Cooperative's Annual
        Report on Form 10-K for the fiscal year ended
        June 30, 1988, File No. 2-7803, and
        incorporated herein by reference thereto.

 4.20   Eighth Supplemental Indenture dated as of May      --
        15, 1983, between the Cooperative and Deposit
        Guaranty National Bank; filed as Exhibit 4.1 to Post-Effective Amendment No. 3 to
        Registration Statement No. 2-71827 and
        incorporated herein by reference thereto.

 4.21   Seventh Supplemental Indenture dated as of         --
        October 1, 1979, between the Cooperative and
        Deposit Guaranty National Bank; filed as
        Exhibit 2 to Post-Effective Amendment No. 3 to Registration Statement No. 2-57390 and incorporated herein by reference thereto.

 4.22   Sixth Supplemental Indenture dated as of           --
        September 1, 1979, between the Cooperative and Deposit Guaranty National Bank, filed as
        Exhibit 3 to Post-Effective Amendment No. 3 to Registration Statement No. 2-57390 and incorporated herein by reference thereto.

 4.23   Fifth Supplemental Indenture dated as of June      --
        1, 1978, between the Cooperative and Deposit
        Guaranty National Bank; filed as Exhibit 7 to the Cooperative's Annual Report on Form 10-K for the fiscal year ended June 30, 1979, File
        No. 2-7803, and incorporated herein by
        reference thereto.

 4.24   Fourth Supplemental Indenture dated as of May      --
        1, 1978, between the Cooperative and Deposit
        Guaranty National Bank; filed as Exhibit 9 to
        Post-Effective Amendment No. 2 to
        Registration Statement No. 2-57390 and
        incorporated herein by reference thereto.

 4.25   Third Supplemental Indenture dated as of June      --
        28, 1977, between the Cooperative and Deposit
        Guaranty National Bank; filed as Exhibit 6 to
        Post-Effective Amendment No. 1 to
        Registration Statement No. 2-57390 and
        incorporated herein by reference thereto.

 4.26   Second Supplemental Indenture dated as of          --
        September 30, 1976, among the Cooperative,
        New Orleans Bank for Cooperatives, John H.
        Farrelly and Deposit Guaranty National Bank;
        filed as Exhibit 6 to Registration Statement
        No. 2-57390 and incorporated herein by
        reference thereto.

 4.27   First Supplemental Indenture, dated as of          --
        September 7, 1976, among the Cooperative, New
        Orleans Bank for Cooperatives, John H.
        Farrelly and Deposit Guaranty National Bank;
        filed as Exhibit 3 to the Cooperative's
        Annual Report on Form 10-K for the fiscal year ended June 30, 1976, File No. 2-7803, and incorporated herein by reference thereto.

 4.28   Note Purchase Agreement effective as of            --
        September 1, 1976, between the Cooperative and the Purchasers of the Cooperative's 9
        1/2% Secured Notes, Series B, Due 1996, in the aggregate principal amount of
        $35,000,000, together with Exhibits A and B thereto; filed as Exhibit 2 to the Company's
        Annual Report on Form 10-K for the fiscal year ended June 30, 1976, File No. 2-7803, and incorporated herein by reference thereto.

 4.29   Indenture dated as of May 1, 1989, between         --
        the Cooperative and Sunburst Bank, as
        Trustee, for the issuance by the Cooperative and 9 1/2% subordinated notes, due July 1, 1999, in the aggregate principal amount of $11,061,000; filed as Exhibit 4.1 to the Cooperative's Annual Report on Form 10-K for the fiscal year ended June 30, 1989, File No.
        7-2803, and incorporated herein by reference thereto.

 4.30   Specimen of the New Company's Common Stock        [  ]
        Certificate.

 4.31   Thirteenth Supplemental Indenture dated as of
        July 16, 1993, between the Registrant and
        Deposit Guaranty National Bank, filed as
        Exhibit 4.1 to the Cooperative's Current
        Report on Form 8-K dated April 26, 1994, File
        No. 2-7803, and incorporated herein by
        reference thereto.

 4.32   Amendment Number 6392(C) dated October 22,
        1993 to Loan Agreement Number 6392 dated as of April 24, 1987, between the Registrant and the Jackson Bank for Cooperatives (now the
        National Bank for Cooperatives), filed as
        Exhibit 4.2 to the Cooperative's Current
        Report on Form 8-K dated April 26, 1994, File
        No. 2-7803, and incorporated herein by
        reference thereto.

 4.33   Amended and Restated Line of Credit Agreement
        Number 6899(C) dated December 17, 1993,
        between the Registrant's subsidiary Newsprint
        South, Inc., and National Bank for
        Cooperatives, for a revolving line of credit, filed as Exhibit 4.3 to the Cooperative's
        Current Report on Form 8-K dated April 26,
        1994, File No. 2-7803, and incorporated
        herein by reference thereto.

 4.34   Amended and Restated Line of Credit Agreement
        Number 6872(B) dated October 22, 1993,
        between the Registrant and National Bank for Cooperatives, for a revolving line of credit, filed as Exhibit 4.4 to the Cooperative's
        Current Report on Form 8-K dated April 26,
        1994, File No. 2-7803, and incorporated
        herein by reference thereto.

 4.35   Amended and Restated Line of Credit Agreement
        Number 6871(B) dated October 22, 1993,
        between the Registrant and National Bank for Cooperatives, for a revolving line of credit, filed as Exhibit 4.5 to the Cooperative's
        Current Report on Form 8-K dated April 26,
        1994, File No. 2-7803, and incorporated
        herein by reference thereto.

   5.   Opinion re Legality.                              [  ]

   8.   Opinion re Tax Matters.                           [  ]

10.1    First Supplement to Lease Agreement dated as       --
        of June 30, 1992, to the Lease Agreement dated as of September 28, 1989, among Newsprint South, Inc., The First National
        Bank of Boston, and G. Patrick McEnroe, as
        Trustees, (incorporated herein by reference to Exhibit 10.1 to the Cooperative's Annual
        Report on Form 10-K for the fiscal year ended
        June 30, 1993, File No. 2-7803).

10.2    Second Supplement to Lease Agreement dated as      --
        of July 15, 1992, to the Lease Agreement dated as of September 28, 1989, among Newsprint South, Inc., The First National
        Bank of Boston, and G. Patrick McEnroe, as
        Trustees, (incorporated herein by reference to Exhibit 10.2 to the Cooperative's Annual
        Report on Form 10-K for the fiscal year ended
        June 30, 1993, File No. 2-7803).

10.3    Amendment of Agreement, effective as of July       --
        1, 1993, to the Agreement entered into as of October 1, 1991, by the Cooperative's subsidiary, Mississippi Phosphates
        Corporation, for the exclusive distribution of diammonium phosphate produced by
        Mississippi Phosphates Corporation,
        (incorporated herein by reference to Exhibit
        10.3 to the Cooperative's Annual Report on
        Form 10-K for the fiscal year ended June 30, 1993, File No. 2-7803)./1/

10.4    Amendment to Joint Venture Agreement entered       --
        into by the Cooperative and First Mississippi
        Corporation effective as of May 28, 1993,
        (incorporated herein by reference to Exhibit
        10.4 to the Cooperative's Annual Report on
        Form 10-K for the fiscal year ended June 30, 1993, File No. 2-7803).

10.5    Amendment to Products Withdrawal Agreement         --
        entered into by the Cooperative and First
        Mississippi Corporation effective as of May
        28, 1993, (incorporated herein by reference to Exhibit 10.5 to the Cooperative's Annual
        Report on Form 10-K for the fiscal year ended
        June 30, 1993, File No. 2-7803).

10.6    Agreement effective as of October 1, 1991, by      --
        the Cooperative's subsidiary, Mississippi
        Phosphates Corporation for the exclusive distribution of diammonium phosphate produced by Mississippi Phosphates Corporation; filed as Exhibit 10.1 to Amendment No. 1 to the
        Cooperative's Report on Form 8 dated January
        7, 1993, File No. 2-7803, and incorporated herein by reference thereto./2/

10.7    Agreement made and entered into as of              --
        September 15, 1991, between Office Cherifien des Phosphates and Mississippi Phosphates
        Corporation for the sale and purchase of phosphate rock; filed as Exhibit 10.1 to the Cooperative's Annual Report on Form 10-K for the fiscal year ended June 30, 1991, File No.
        2-7803, and incorporated herein by reference thereto./3/

10.8    Lease Agreement dated as of September 28,          --
        1989, among Newsprint South, Inc., The First
        National Bank of Boston, and G. Patrick
        McEnroe, as Trustees; filed as Exhibit 10.1 to the Cooperative's Annual Report on Form
        10-K for the fiscal year ended June 30, 1990, File No. 2-7803, and incorporated herein by reference thereto.

10.9    Agreement for Real Estate Purchase Option          --
        dated July 16, 1990, for the sale of the Cooperative's Hardee County, Florida, property and underlying phosphate reserves;
        filed as an exhibit to Exhibit 4.2 to the Cooperative's Annual Report on Form 10-K for the fiscal year ended June 30, 1990, File No.
        2-7803, and incorporated herein by reference thereto./4/

10.10   Power Contract dated as of June 27, 1988,          --
        between the Cooperative's subsidiary,
        Newsprint South, Inc., and Tennessee Valley
        Authority, as supplemented by letter
        agreement dated June 27, 1988, filed as
        Exhibit 10.3 to the Cooperative's Annual
        Report on Form 10-K for the fiscal year ended
        June 30, 1990, File No. 2-7803, and
        incorporated herein by reference thereto.

10.11   Gas Purchase and Sale Contract between the         --
        Cooperative and Shell Western E&P Inc., dated as of January 1, 1986; filed as Exhibit 10.6 to Amendment No. 1 of the Cooperative's
        Report on Form 8 dated January 7, 1993, File
        No. 2-7803, and incorporated herein by
        reference thereto./5/

10.12   Triad Chemical Joint Venture Agreement; filed      --
        as Exhibit G1 to Post-Effective Amendment No.
        6 to Registration Statement No. 2-25041 and incorporated herein by reference thereto.

10.13   Products Withdrawal Agreement dated June 3,        --
        1968, between First Mississippi Corporation and MisCoa covering withdrawal of product from Triad Chemical; filed as Exhibit H to Post-Effective Amendment No. 7 to
        Registration Statement No. 2-25041 and
        incorporated herein by reference thereto.

10.14   Amendment of Agreement for Real Estate
        Purchase Option dated July 16, 1993 by and between the Registrant and IMC-Agrico
        Company, for the sale of the Registrant's
        Hardee County, Florida property and
        underlying phosphate reserves, filed as
        Exhibit 10 to the Cooperative's Current
        Report on Form 8-K dated April 26, 1994, File
        No. 2-7803, and incorporated herein by
        reference thereto

18.1    Preferability letter dated July 31, 1992,          --
        issued by Arthur Andersen & Co. to the
        Cooperative to fulfill the requirements of Regulation S-K in connection with the Cooperative's change in the method of reporting patronage refunds; filed as Exhibit
        18.1 to the Cooperative's Annual Report on
        Form 10-K for the fiscal year ended June 30, 1993, File No. 2-7803, and incorporated herein by reference thereto.

21.1    List of subsidiaries of the Cooperative;           --
        filed as Exhibit 21.1 to the Cooperative's
        Annual Report on Form 10-K for the fiscal year ended June 30, 1993, File No. 2-7803 and incorporated herein by reference thereto.

23.1    Consent of McDermott, Will & Emery (included      [  ]
        in Exhibits 5 and 8).

23.2    Consent of Arthur Andersen & Co.                  [  ]

 23.3   Consent of D. L. Johnson & Co.                    [  ]

 24     Power of Attorney.                                [* ]

____________________________________

/1./ Pursuant to the Securities Exchange Act of 1934, Rule 24b-2, confidential portions of Exhibit 10.3 have been deleted and filed separately with the Commission pursuant to a request for confidential treatment.

/2./ Pursuant to the Securities Exchange Act of 1934, Rule 24b-2, confidential portions of Exhibit 10.6 have been deleted and filed separately with the Commission pursuant to a request for confidential treatment.

/3./ Pursuant to the Securities Exchange Act of 1934, Rule 24b-2, confidential portions of Exhibit 10.7 have been deleted and filed separately with the Commission pursuant to a request for confidential treatment.

/4./ Pursuant to the Securities Exchange Act of 1934, Rule 24b-2, confidential portions of Exhibit 10.9 have been deleted and filled separately with the Commission pursuant to a request for confidential treatment.

/5./ Pursuant to the Securities Exchange Act of 1934, Rule 24b-2, confidential portions of Exhibit 10.11 have been deleted and filed separately with the Commission pursuant to a request for confidential treatment.


*     Previously filed.